Form 20-F
period 2024-12-31
INNEOVA Holdings Ltd
filed 2025-05-14
CIK 1933951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-42381

INNEOVA Holdings Limited

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

14 Ang Mo Kio Street 63

Singapore 629538

(Address of principal executive offices)

Mr. Neo Chin Heng, Chief Executive Officer and Executive Director

Telephone: +65 6383 7540

At the address of the Company set forth above

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Ordinary Shares, par value US$0.0005 per share	INEO	The Nasdaq Capital Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

9,875,000 Ordinary Shares, US$0.0005 per share, at December 31, 2024

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933.

Yes ☐ No ☒

If the report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15D of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-accelerated filer ☒
Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.)

Yes ☐ No ☒

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe”, “plan”, “expect”, “intend”, “should”, “seek”, “estimate”, “will”, “aim” and “anticipate”, or other similar expressions, but these are not the exclusive means of identifying such statements. All statements other than statements of historical facts included in this document, including those regarding future financial position and results, business strategy, plans and objectives of management for future operations (including development plans and dividends) and statements on future industry growth are forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements which are forward-looking statements, including in our periodic reports that we will file with the SEC, other information sent to our shareholders and other written materials.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

FINANCIAL STATEMENTS AND CURRENCY PRESENTATION

Basis of Presentation

Unless otherwise indicated, all financial information contained in this Annual Report is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP” or “GAAP”).

Certain amounts, percentages and other figures included in this Annual Report have been subject to rounding adjustments. Accordingly, amounts, percentages and other figures shown as totals in certain tables or charts may not be the arithmetic aggregation of those that precede them, and amounts and figures expressed as percentages in the text may not total 100% or, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Form 20-F also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.3581 to $1.00 for December 31, 2024 amounts, S$1.3434 to $1.00 for December 31, 2023 amounts and S$1.3468 to $1.00 for December 31, 2022 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

Recent Events

On May 1, 2025, INNEOVA Holdings Limited (formerly known as SAG Holdings Limited) (the “Company” the “Group” or “INNEOVA”) announced the acquisition 100% stake in INNEOVA Engineering Pte. Ltd. from its controlling shareholder, Soon Aik Global Pte Ltd, which was approved during the extraordinary general meeting (EGM) held on March 31, 2025.

On April 1, 2025, our shareholders approved changing our name from SAG Holdings Limited to INNEOVA Holdings Limited, which name change was effective on April 28, 2025, at which time we began trading under the Nasdaq symbol “INEO.”

On October 22, 2024, we completed our initial public offering of 875,000 Ordinary Shares at a public offering price of US$8.00 per share (the “Public Offering”). Total net proceeds to the Company from the Public Offering, after deducting discounts, expenses allowance and expenses, were approximately $4.9 million. The Ordinary Shares began trading on October 23, 2024 on the Nasdaq Capital Market under the ticker symbol “SAG.”

As of the date of this Annual Report, our Group is comprised of: (i) INNEOVA Group Limited (formerly known as SAG Investments Limited) (“INNEOVA Group”), a business company incorporated in the British Virgin Islands on November 17, 2021 and a direct wholly-owned subsidiary of our Company; (ii) INNEOVA Industrial Pte. Ltd. (formerly known as Filtec Private Limited) (“INNEOVA Industrial”), a company incorporated in Singapore on September 1, 1999 and a direct wholly-owned subsidiary of INNEOVA Group; (iii) INNEOVA Automotive Pte. Ltd. (“INNEOVA Automotive”), a company incorporated in Singapore on January 3, 1995 and a direct wholly-owned subsidiary of INNEOVA Group; (iv) Autozone Automotive Pte. Ltd. (“Autozone (S)”), a company incorporated in Singapore on December 7, 2009 and a direct wholly-owned subsidiary of INNEOVA Automotive; and (v) INNEOVA Malaysia Sdn. Bhd. (formerly known as Autozone Sdn. Bhd.) (“INNEOVA Malaysia”), a company incorporated in Malaysia on December 17, 2009 and a direct wholly-owned subsidiary of Autozone (S). See “Item 4. Information of the Company – Corporate Structure”.

Our operating subsidiaries are INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia (collectively, the “Operating Subsidiaries”).

PART I

ITEM 1. IDENTITY OF DIRECTORS, OFFICERS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. RESERVED

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS.

Not applicable

D. RISK FACTORS

An investment in our Ordinary Shares is highly speculative and involves a significant degree of risk. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Ordinary Shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or a part of your investment. The realization of any of the risks described below could have a material adverse effect on our business, results of operations and future prospects.

Risks Related to Our Business and Industry

Our inability to acquire and provide quality merchandise at competitive prices could adversely affect our sales and results of operations.

We are dependent upon our product suppliers continuing to supply us with quality merchandise at competitive prices. If our merchandise offerings do not meet our customers’ expectations regarding quality, innovation and safety, we could experience lost sales, increased costs and exposure to legal and reputational risk. All of our products must comply with applicable product safety laws, and we are dependent on our vendors to ensure that the products we buy comply with all safety and quality standards. Events that give rise to actual, potential or perceived product safety concerns could expose us to government enforcement action or private litigation, result in costly product recalls and other liabilities and lead to reputational harm and loss of customer confidence. To the extent our suppliers are subject to added government regulation of their product design and/or manufacturing processes, the cost of the merchandise we purchase may rise.

Furthermore, our vendors are impacted by global economic conditions which in turn impact our ability to source merchandise at competitive prices. For example, the recent surges in consumer demand, tariffs, shortages of raw materials and disruptions to the global supply chain have negatively impacted costs and inventory availability and may continue to have a negative impact on future results and profitability. Credit market and other macroeconomic conditions could also have a material adverse effect on the ability of our global and domestic suppliers to finance and operate their businesses.

If we experience transitions or changeover with any of our significant vendors, or if they experience financial difficulties or otherwise are unable to deliver merchandise to us on a timely basis, or at all, we could have product shortages in our stores that could adversely affect customers’ perceptions of us and cause us to lose customers and sales.

Our ability to effectively implement our business strategy depends on the successful recruitment and retention of highly skilled and experienced management and other key personnel, and we cannot assure that we will be able to hire or retain such employees.

To date, we have been successful because, in part, we have been able to consistently attract, recruit and retain a sizeable workforce of experienced management and knowledgeable key employees. Our ability to effectively implement our business strategy will depend upon, among other factors, the successful recruitment and retention of additional highly skilled and experienced management and other key personnel. These individuals are difficult to find, particularly in Singapore and Malaysia where the bulk of our operations currently take place, and as the economy in both Singapore and Malaysia expands, there is increasing competition for skilled workers. We cannot be certain that we will be able to find, hire or retain such employees, or even if we are able to so hire such employees, that the financial costs of doing so will not adversely affect our net income.

Our operations depend highly on Chin Heng Neo (“Jimmy Neo), our Chief Executive Officer, Chin Aik Neo (“Edward Neo”), our Deputy Chief Executive Officer, Ching Kiat Neo (“CK Neo”), our Chief Operating Officer, and a small number of other executives.

The success of our operations depends greatly on a small number of key executives, including Jimmy Neo, Edward Neo and CK Neo. The loss of the services of any of Jimmy Neo, Edward Neo or CK Neo, or any of the other key executives could adversely affect our ability to conduct our business. Although we believe we would be able to find other executives to replace any of these key executives, the search for such executives and the integration of such executives into our business will inevitably occur only over an extended period of time. During that time the lack of senior leadership could affect adversely our Group’s sales and service as well as our Group’s business development efforts.

The automotive and general industrial equipment industries are highly competitive, and we may be unable to compete successfully with our competitors who have greater resources than we do.

In order for us to have and maintain a competitive edge over our competitors, we will have to do a better job than our competitors do satisfying the criteria that drive our Group’s present and potential customers’ purchase decisions. These criteria include the quality of our products and services, price/cost competitiveness, product performance, reliability and timeliness of delivery, new product and technology development capability, degree of global and regional presence, effectiveness of customer service, and overall management capability. The number and quality of competitors will vary according to the particular industry and geographical market. Additionally, our competitors may have substantially greater revenues, financial resources and market presence such as stronger brand names, consumer recognition, business relationships with manufacturers, and more established geographic presence than we have as we seek to expand into new geographic markets. Our Group may be unable to compete favorably with new or improved competition. This may substantially harm our business, business prospects, and results of operation.

Internationally, we face different market dynamics and competition. We may not be as successful as our competitors in generating revenues in international markets due to the lack of recognition of our brand, products, navigating local regulations, and hiring in new labor markets, among other factors. Developing product recognition overseas is costly and time-consuming. Our Group’s international expansion efforts may be more costly and less profitable than we expect. If we are unable to execute our business expansion successfully in our target markets, our investment in such efforts may not be returned, our overall sales could decrease, our management team may be overstretched in managing these initiatives and our established business could suffer, margins could be negatively impacted and we could lose market share, any of which could materially harm our business, results of operations and profitability.

Our reliance in imported products increases our supply chain risk and foreign currency exposure.

We directly import almost all of the products and components that we sell. Changes to the price or flow of these goods for any reason, such as the availability and cost of raw materials to suppliers, currency fluctuations, shipping and transport availability and cost, civil unrest or acts of war, disruptions in maritime lanes, port labor disputes, economic conditions and instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers’ failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), increased import duties or tariffs, merchandise quality or safety issues, increases in wage rates and taxes, transport security, inflation and other factors relating to the suppliers and the countries in which they are located or from which they import, often are beyond our control and could adversely affect our operations and profitability. In addition, the foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, import limitations on certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade and port labor agreements are beyond our control. These and other factors, such as the COVID-19 pandemic, affecting our suppliers and our access to products could adversely affect our business and financial performance.

We may be unable to sustain our past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition, or results of operations.

Our sales decreased by approximately $1.2 million or 2.0% from approximately $59.5 million for the financial year ended December 31, 2023 to approximately $58.3 million for the financial year ended December 31, 2024 primarily due to the decrease from Singapore local demands. We have seen sales decrease for the financial year ended December 31, 2024, however, there is no assurance that this will be sustainable. Our future growth will depend upon various factors, including the reliability of sourcing and timely delivery of the products we sell, as well as strength of our brand image, our ability to continue to produce innovative products, consumer acceptance of our products, competitive conditions in the marketplace, the growth in Asia Pacific, the Middle East (which in turn services downstream customers in African and some European countries) and American markets and, in general, the continued growth of the marine, energy, mining, construction, agricultural, and oil and gas industries into which we sell our products. If we are unable to sustain our past growth or successfully implement our growth strategy, our business, financial condition or results of operations could be negatively affected.

As part of our strategy to strengthen our engineering capabilities and to grow our green technology capabilities, we acquired INNEOVA Engineering Pte. Ltd. through a subsidiary. We closed the transaction in April 2025 and issued over 6.2 million ordinary shares as consideration. We are expecting that this acquisition will help position us for future growth and expansion of our business. If these plans do not materialize, if we are unable to leverage this new business line or adequately incorporate it into our business, we will have issued significant shares in the Company without seeing the benefits of additional revenue. It may take time to see the benefits of the acquisition, if we do at all.

We are a supplier to the marine, energy, mining, construction, agricultural, and oil and gas industries, and our business is dependent in large part on the orders we receive from these customers and from their success.

As a supplier to companies in the marine, energy, mining, construction, agricultural, and oil and gas industries, we are affected by larger macroeconomic trends and developments that affect these industries. Losses in market share individually or a decline in the overall market of our Off-Highway Business customers or the discontinuance by our Off-Highway Business customers of their products could negatively impact our business, financial condition, or results of operations. If any one or more of our Off-Highway Business customers reduce production due to their own reduced demand or changed business, their orders to us for our products would in turn be reduced, which could negatively affect our business, financial condition, or results of operations.

Sales from our top five customers have historically made up a significant portion of our sales and the loss of one or more major customers could have a material adverse effect on our business, financial condition and results of operations.

Our aggregate sales generated from our top five customers were approximately 24.1% and 22.7% of our revenue for the financial years ended December 31, 2024 and 2023, respectively. Our sales to our largest customer amounted to approximately $3.4 million and approximately $3.5 million, representing approximately 5.9% and 6.0% of our revenue for the financial years ended December 31, 2024 and 2023, respectively. Our total sales are significantly affected by the demands of our largest customers due to vigorous price competition in the supply chain, supply chain shortage and disruption, and inflationary cost pressure as our customers will seek to purchase products optimizing for price and timing of delivery. The loss of one or more of our major customers, or a substantial decrease in demand by any of those customers for our products, could have a material adverse effect on our business, results of operations and financial condition.

Our business is sensitive to economic conditions that impact consumer spending. Our On-Highway and Off-Highway products, and the On-Highway vehicles and Off-Highway industrial heavy equipment into which they are incorporated may be adversely impacted by a variety of changes in the economy.

Our business depends substantially on overall global economic and market conditions. In particular, a majority of the end users of our products currently reside in Asia and the Middle East. These areas are either in the process of recovering from recession or, in some cases, are still struggling with recession, disruption in banking and/or financial systems, economic weakness and socio-political uncertainty. More broadly, as markets we serve contract, both our retail and industrial clients have less discretion to spend on our products.

There could also be various secondary effects resulting from an economic downturn, such as insolvency of our suppliers resulting in product delays, an inability of our distributor and dealer customers to obtain credit to finance purchases of our products, customers delaying payment to us for the purchase of our products due to financial hardship or an increase in bad debt expense. Any of these effects could negatively affect our business, financial condition or results of operations.

Our business may suffer if we are unable to maintain our premium brand image.

Our products are selected by both dealers and distributors in part because of the global premium brand reputation of our business and our products. Our success depends on our ability to maintain and build our brand image. We have focused on building our brand through producing products that we believe are innovative, high in performance and highly reliable. In addition, our brand benefits from marketing programs aimed at retail and wholesale business customers in various media and other channels, which we believe should continue and expand for ongoing brand recognition. We need to maintain our position in the automotive and industrial heavy equipment markets by continuing to provide high quality products and services and continuing to invest in marketing efforts such as sponsorships, product innovation, and public relations.

There can be no assurance, however, that we will be able to maintain or enhance the strength of our brand in the future. Our brand could be adversely impacted by, among other things:

●	failure to develop new products that are innovative, high-performance and reliable;
●	product recalls;
●	inconsistent marketing uses of our brand and our other intellectual property assets, as well as failure to protect our intellectual property; and
●	changes in consumer trends and perceptions.

Any adverse impact on our brand could in turn negatively affect our business, financial condition, or results of operations.

Interruptions affecting our supply chain may adversely affect our business.

Our supply chain assets are a critical part of our operations, particularly in light of increasing customer demand for readily available products. We depend on our vendors’ abilities to timely deliver products and on third parties for the operation of certain aspects of our supply chain network. The factors that can adversely these aspects of our operations include, but are not limited to:

●	interruptions to our delivery capabilities;
●	failure of third parties to meet our standards or their commitments to us;
●	hindering our ability to meet our demand for product volumes and timing;
●	increasing transportation costs or other factors that could impact cost, such as having to find more expensive products that are more timely available; and
●	a widespread pandemic and disruptions as a result of efforts to control or mitigate the pandemic (such as facility closures, governmental orders, outbreaks and/or transportation capacity).

Our revenue decreased by approximately $1.2 million for the financial year ended December 31, 2024 as compared to the financial year ended December 31 2023, respectively, largely as a result of the drop in Singapore local demand. It is important that we maintain optimal levels of inventory in our distribution centers and retail stores and be able to respond rapidly to shifting customer demands. Any disruption to, or inefficiency in, our supply chain network, whether due to geopolitical conflicts, a global pandemic, supplier lapses, or other factors, could affect our revenue and profitability. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.

A disruption at our suppliers’ manufacturing facilities would significantly interrupt our ability to meet the demands for our products.

We import the majority of our supplies from the Middle East, the People’s Republic of China, Japan, Europe and the United States. While we seek to diversify the source of our supplies to mitigate any disruption of supplies for our products, such as a fire, or natural disaster from any of our principal suppliers’ manufacturing facilities could significantly interrupt our ability to perform. In case of future disruption, we will have to establish alternative sources for our products. This would require additional capital and time on our part, which we may not be able to obtain on commercially acceptable terms, or at all and are subject to delivery and availability.

Development of an e-commerce line of business may be more costly to build and run and less profitable than anticipated.

We intend to expand our business to provide a 24/7 digital platform for view and purchase of our products. Our ability to successfully launch this business will require us to develop an entirely new sales platform that needs to be user friendly, is able to be easily updated and that interfaces well with our existing inventory and shipping systems. We may not be able to create an effective platform that consumers can use. We also will need to compete effectively on price and usability as compared with other auto parts sales companies with already established e-commerce capabilities and with more sophisticated online sales platforms that have greater resources devoted to sales and development of their websites. If we cannot effectively implement an ecommerce site, our efforts may divert human resources and capital from building our core business to the detriment of our profitability, and our revenues may be reduced, in the short and long term if our e-commerce line of business does not gain traction with customers.

Our substantial level of indebtedness and our current liquidity constraints could adversely affect our financial condition and our ability to service our indebtedness, which could negatively impact your ability to recover your investment in the common stock.

We have a substantial amount of indebtedness. As of December 31, 2024, we had approximately $19.9 million aggregate principal amount of indebtedness outstanding. Our indebtedness and the current constraints on our liquidity could have important consequences, including the following:

●	we must use a substantial portion of our cash flow from operations to service our indebtedness, which reduces or will reduce funds available to us for other purposes such as working capital, capital expenditures, other general corporate purposes and potential acquisitions;
●	our ability to refinance such indebtedness or to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes is limited;
●	our leverage may be greater than that of some of our competitors, which may put us at a competitive disadvantage and reduce our flexibility in responding to current and changing industry and financial market conditions;
●	there are significant constraints on our ability to generate liquidity through incurring additional debt; and
●	we may be more vulnerable to economic downturn and adverse developments in our business.

Our ability to meet our expenses, to remain in compliance with the terms of our existing debt instruments and to make future principal and interest payments in respect of our debt depends on, among other factors, our operating performance, competitive developments and financial market conditions, all of which are significantly affected by financial, business, economic and other factors. We are not able to control many of these factors. Given current industry and economic conditions, our cash flow may not be sufficient to allow us to pay principal and interest on our debt and meet our other obligations, making it difficult to obtain future financing, or necessitate us restructuring our debt in less favorable terms or going through bankruptcy proceedings, all of which would have negative impacts on our ongoing business or as a going concern and may reduce the value of, or result in total loss of, an equity investment in our Company.

We may be exposed to product liability.

Any product liability claims against us, and any legal proceedings, arbitration or administrative sanctions or penalties arising therefrom, irrespective of the outcome of the merits of such claims, would adversely affect our business, financial condition, results of operations as well as our corporate image and reputation. Even if we are able to defend against any such claim successfully, there can be no assurance that our customers will not lose confidence in our products as a result of such claim, which may in turn adversely affect our future business. In addition, any product liability claim could result in significant costs and expenses which may or may not be recoverable. We currently only have product liability insurance for our in-house brand product REV-1, and in the event of a product liability claim brought against us for any other product that we manufacture or resell, we would have to bear the full expense of defending the claim and any payment to the plaintiffs upon settlement or an adverse judgment.

We are exposed to risks in respect of acts of war, terrorist attacks, epidemics, political unrest, adverse weather conditions and other uncontrollable events.

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks of communicable diseases such as COVID-19, Severe Acute Respiratory Syndrome (“SARS”), Middle East Respiratory Syndrome (“MERS”), Ebola or other contagious diseases, may disrupt our operations and cause loss and damage to our storage facilities and processing facilities, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest, and regulatory, fiscal, and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers, and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

We may be affected by adverse changes in the political, economic, regulatory, or social conditions in the countries in which we and our customers and suppliers operate or into which we intend to expand.

We and our customers and suppliers are governed by the laws, regulations, and government policies in each of the countries in which we and our customers and suppliers operate or into which we intend to expand our business and operations, such as Singapore, the Middle East, Africa, and Asia Pacific. Our business and future growth are dependent on the political, economic, regulatory, and social conditions in these countries, which are beyond our control. Any economic downturn, changes in policies, implementation of high tariffs, currency and interest rate fluctuations, capital controls or capital restrictions, labor laws, changes in environmental protection laws and regulations, duties and taxation and limitations on imports and exports in these countries may materially and adversely affect our business, financial condition, results of operations and prospects.

If demand for our products slows, then our business may be materially and adversely affected.

Demand for the products we sell may be affected by a number of factors we cannot control, including rising energy prices, which may cause customers to drive less and automotive advances, such as the increasing demand for electric vehicles, can result in cars needing replacement parts less frequently. Such factors could result in a decline in the demand for our products, which could adversely affect our business and overall financial condition.

If our electronic data is compromised our business could be significantly harmed.

We and our business partners maintain data electronically in locations around the world, and, accordingly, we face cybersecurity risks. This data relates to many aspects of our business, and also contains certain customer, consumer, supplier, partner and employee data. We maintain systems and processes designed to protect this data, but notwithstanding such protective measures, there is a risk of intrusion, cyber-attacks or tampering that could compromise the integrity and privacy of this data. Any compromise of the confidential data of our customers, consumers, suppliers, partners, employees or ourselves, or failure to prevent or mitigate the loss of or damage to this data through breach of our information technology systems or other means could substantially disrupt our operations, harm our customers, consumers, employees and other business partners, damage our reputation, violate applicable laws and regulations, subject us to potentially significant costs and liabilities and result in a loss of business that could be material.

Risks Related to Our Securities

We may not maintain the listing of our Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Ordinary Shares and subject us to additional trading restrictions.

We list our Ordinary Shares on the Nasdaq Capital Market and in order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future.

If the Nasdaq Capital Market delists our Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Ordinary Shares;
●	reduced liquidity for our Ordinary Shares;
●	a determination that our Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Ordinary Shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Ordinary Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Short selling may drive down the market price of our Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, and the market price of our Ordinary Shares may decrease. While we would strongly defend against any such short seller attacks, we may be constrained in how to proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Ordinary Shares for a return on your investment.

We currently intend to retain our available funds and any future earnings after the Public Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of Directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Ordinary Shares will likely depend entirely upon any future price appreciation of our Ordinary Shares. There is no guarantee that our Ordinary Shares will appreciate in value after the Public Offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

The trading price of our Ordinary Shares may be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to investors.

As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares.

The trading price of our Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control and for reasons that are unrelated to our actual or expected performance. In addition, if the trading volumes of our Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Ordinary Shares. This low volume of trades could also cause the price of our Ordinary Shares to fluctuate greatly. Holders of our Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Ordinary Shares.

In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our issued and outstanding equity securities or sales of additional equity securities; and
●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the event of market volatility, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we will be classified as a passive foreign investment company, which is known as a PFIC, and we will be so classified if, for any taxable year, either

●	At least 75.0% of our gross income for the year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50.0%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

It is possible that, for our current taxable year or for any subsequent year, more than 50.0% of our assets may be assets which produce passive income. We will make this determination following the end of any tax year. We treat our affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro-rata share of the gross income and assets of any entity in which it is considered to own at least 25.0% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Material Tax Considerations — Passive Foreign Investment Company Considerations.”

Our controlling shareholders have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As at the date of this Annual Report, Chee Eng Neo (“CE Neo”), Jimmy Neo, Edward Neo, and CK Neo collectively, beneficially own an aggregate of 80.1% of our issued and outstanding Ordinary Shares and they will indirectly beneficially own approximately 80.1% of our issued and outstanding Ordinary Shares.

Accordingly, our controlling shareholders could control the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations, the election of Directors and other significant corporate actions, including the power to prevent or cause a change in control. The interests of our largest shareholders may differ from the interests of our other shareholders. Without the consent of our controlling shareholders, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. For more information regarding our principal shareholders and their affiliated entities, see “Principal Shareholders.”

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq Capital Market corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq Capital Market corporate governance listing standards.

As a foreign private issuer that has applied to list our Ordinary Shares on the Nasdaq Capital Market, we may rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law regarding certain aspects of corporate governance. While we do not currently intend to rely on home country practices, if we were to do so in the future, this would allow us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

For example, we would be exempt from Nasdaq Capital Market regulations that require a listed U.S. company to:

●	have a majority of the board of directors consist of independent directors;
●	require non-management directors to meet on a regular basis without management present;
●	maintain director independence requirements of our compensation, nomination, and audit committees; and
●	seek shareholder approval for the implementation of certain equity compensation plans and dilutive issuances of Ordinary Shares, such as transactions, involving the sale of 20.0% or more of our Ordinary Shares for less than the greater of book or market value of the shares.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under Nasdaq Capital Market’s rules for domestic U.S. issuers, provided that we disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under Nasdaq Capital Market listing standards. See “Management –– Foreign Private Issuer Status” for more information. In the event we elected to rely on the corporate governance exemptions available to foreign private issuers under Nasdaq Capital Market rules, you would not have the same protection afforded to shareholders of companies that are subject to all of Nasdaq Capital Market’s corporate governance requirements.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our Memorandum and Amended and Restated Articles of Association, the Companies Act (as revised) and the common law of the Cayman Islands. The rights of shareholders to take action against our Directors and us, actions by minority shareholders and the fiduciary duties of our Directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, which are generally of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our Directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws than the United States and provide significantly less protection to investors. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits provided that certain conditions are met.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association) or to obtain copies of lists of shareholders of these companies. The Amended and Restated Articles of Association have provisions that provide our Shareholders the right to inspect the register of members without charge, and to receive the annual audited financial statements of our Company. Subject to the foregoing, our Directors are not otherwise required under our Memorandum and Amended and Restated Articles of Association to make our corporate records available for inspection by our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder resolution or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we do not intend to rely on home country practice with respect to any corporate governance matter. If we were to do so in the future, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of Directors or controlling shareholders than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act (as revised) and the laws applicable to companies incorporated in a U.S. state and their shareholders, see “Certain Cayman Islands Company Considerations — Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. In addition, all of our current Directors and Executive Officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our Directors and Executive Officers. For more information regarding the relevant laws of the Cayman Islands, see “Enforceability of Civil Liabilities.” As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us or our Directors, Executive Officers or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “Emerging Growth Company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an Emerging Growth Company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have early adopted certain new and revised accounting standards based on transition guidance permitted under such standards. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We will be required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50.0% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10.0% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

ENFORCEABILITY OF CIVIL LIABILITIES

Our Company is an exempted company incorporated with limited liability under the laws of the Cayman Islands. We are incorporated in the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides less protection for investors. In addition, Cayman Islands companies may not have standing to sue before the U.S. federal courts.

All of our current operations are conducted outside of the United States and all of our current assets are located outside of the United States, with the majority of our operations and current assets being located in Singapore. All of the Directors and Executive Officers of our Company and the auditors of our Company reside outside the United States and substantially all of their assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or any such persons, or to enforce in the United States any judgment obtained in the U.S. courts against us or any of such persons, including judgments based upon the civil liability provisions of the U.S. securities laws or any U.S. state or territory.

We have appointed Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168 as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

ITEM 4. INFORMATION ON THE COMPANY

CORPORATE HISTORY AND STRUCTURE

Corporate Structure

Our Company was incorporated in the Cayman Islands on February 14, 2022, under the Companies Act (as revised) as an exempted company with limited liability. On incorporation, our authorized share capital was US$100,000 divided into 100,000,000 Ordinary Shares, par value US$0.001 each. On January 5, 2024, we effected a forward split, on the basis two Ordinary Shares for every one share of our Company, and our authorized share capital is US$100,000 divided into 200,000,000 outstanding shares, par value $0.0005 each. Following the completion of the forward split and prior to the Public Offering, our total issued shares are held as to 8,559,000 shares by Soon Aik and 441,000 shares by Celestial Horizon Holdings Limited (“Celestial”). Prior to a group reorganization, INNEOVA Group was the holding company of our group of companies comprised of INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia. Currently, INNEOVA Group is held as to 95.1% by Soon Aik, or 8,559,000 Ordinary Shares, and 4.9% by Celestial or 441,000 Ordinary Shares, the latter of which is an independent third party. Currently, INNEOVA Group is a direct subsidiary of our Company, and INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia are indirect subsidiaries of our Company.

Organization Chart

The chart below sets out our corporate structure as at the date of this Annual Report.

Entities

As of the date of this Annual Report, our Group comprises the Company and its subsidiaries: INNEOVA Group, INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia. A description of our principal subsidiaries is set out below:

INNEOVA Group

INNEOVA Group is a company incorporated in the British Virgin Islands, which is the parent entity of INNEOVA Industrial and INNEOVA Automotive.

INNEOVA Industrial

INNEOVA Industrial, a Singapore company wholly-owned by INNEOVA Group, mainly supplies a wide range of components and spare-parts for internal combustion engines with strong focus on filtration products. The sectors served include marine, energy, mining, construction, agriculture, agriculture, and oil and gas industries. Our products are sourced from genuine OEM and global premium brands to suit the diverse needs of our customers.

INNEOVA Automotive

INNEOVA Automotive, a Singapore company wholly-owned by INNEOVA Group, which has taken over the retail business in Singapore from Autozone (S) and mainly supplies genuine OEM and aftermarket spare parts to customers through the Autozone (S) retail outlets located in Singapore and the distribution company in Malaysia. Our eight Autozone (S) retail outlets are conveniently located in vicinity of major automotive hubs in Singapore.

We supply a wide range of automotive genuine and aftermarket spare parts for use in passenger and commercial on-highway vehicles. The automotive genuine and aftermarket spare parts supplied by us bear either the manufacturer’s brands or our in-house brands.

Autozone (S)

Autozone (S) is a Singapore company and wholly-owned subsidiary of INNEOVA Automotive. The retail business of Autozone (S) has been taken over by INNEOVA Automotive. As such, our retail On Highway Business in Singapore is conducted through INNEOVA Automotive under the trademark “Autozone.”

INNEOVA Malaysia

INNEOVA Malaysia, a Malaysian company and a wholly-owned subsidiary of Autozone (S), is a modern automotive spare parts distribution company with a wide selection of automotive spare parts and lubricants catering to the needs of our customers. INNEOVA Malaysia also distributes its own in-house brand products under the brand names of REV-1, VETTO, NUTEQ, GENTEQ and SUNBLADE.

BUSINESS OPERATIONS

Overview

We are in the business of distributing automotive and industrial spare parts with operations primarily based in Singapore, and global sales primarily generated from the Middle East and Malaysia. We have over 40 years of experience in supplying genuine and aftermarket spare parts to on-highway automotive applications. Over the years, we have extended our reach to supply our products to off-highway applications in the marine, energy, mining, construction, agriculture, and oil and gas industries.

Our business is comprised of On-Highway Business serving the automotive sector and Off-Highway Business primarily servicing the marine, energy, mining, construction, agriculture, and oil and gas sectors.

For the financial year ended December 31, 2024, our total revenue reached approximately $58.3 million and our On-Highway automotive, Off-Highway industrial business segments and services accounted for approximately 44.1%, 55.7% and 0.2% of our total revenue, respectively.

For the financial year ended December 31, 2023, our total revenue reached approximately $59.5 million and our On-Highway automotive, Off-Highway industrial business segments and services accounted for approximately 45.1%, 54.8% and 0.1% of our total revenue, respectively.

On-Highway Business Segment

We supply genuine and aftermarket spare parts to customers through our Autozone retail outlets located in Singapore, as well as Malaysia. Our eight Autozone (S) retail outlets are conveniently located in vicinity of major automotive hubs in Singapore. Similarly, our INNEOVA Malaysia distribution point is strategically located in Kuala Lumpur, Malaysia. Our Group is not affiliated with the U.S. based Autozone, Inc. auto parts retailer.

We supply a wide range of genuine and aftermarket parts for use in passenger and commercial vehicles. The genuine and aftermarket spare parts supplied by us bear either the manufacturer’s brands or our in-house brands.

The supply of genuine and aftermarket parts for our On-Highway Business represented approximately 44.1% and 45.1% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively.

For further details, please refer to the paragraphs headed “Our Products” and “On-Highway Business – Automotive Spare Parts” in this section.

Off-Highway Business Segment

We supply a wide range of components and spare parts for internal combustion engines with a strong focus on filtration products through INNEOVA Industrial. These industries include marine, energy, mining, construction, agriculture, and oil and gas industries. Our products are sourced from genuine and global premium brands to suit the diverse needs of our customers.

The revenue from our Off-Highway Business accounted for approximately 55.7% and 54.8% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively.

For further details, please refer to the paragraphs headed “Our Products” and “Off-Highway Business Industrial Spare Parts” in this section.

OUR PRODUCTS

On-Highway Business – Automotive Spare Parts

We supply a wide range of on-highway automotive spare parts to our customers, as detailed in the table below. We sell branded spare parts supplied by our manufacturers, which includes both OEMs and manufacturers of third party “name brand” components, and also sell our own in-house brands for on-highway automotive spare parts. The revenue of our products generated from on-highway automotive spare parts represented approximately 44.1% and 45.1% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively.

The details of the branded products we sell are as follows:

Categories	Examples of parts and accessories	Key brands
Genuine OEM parts	All components	Isuzu, Hino, UD Trucks, Fuso, Toyota, Honda, Mazda, Nissan, Mitsubishi, Hyundai, Kia
Engine parts	Pistons, piston rings, piston liners, engine bearings, engine valves, and gaskets	Teikin, NPR, NDC, Daido, N-Rocky, Fuji Oozx, Marusan
Chassis parts	Air dryers, air masters, clutch boosters, brake pads and shoes, brake linings, disc rotors, king pin kits, clutch and brake cylinders, and universal joints	BPW, Bosch, FERODO, JFBK, REMSA, ROAD HOUSE, FIC, MRK, TBK, TOYO, GMB, WABCO
Wear and tear parts	Horns, bulbs, brake fluids, spark plugs, coil beltings, wipers, water pumps, radiators and hoses	Flosser, HI-LUX, KWM, DENSO, NWB, GATES, CHAMPION
Body parts	Bumpers, fenders, grilles, panels, steps, lamps, and mirrors	DOSSUN, DEPO, LY

In addition, we supply automotive spare parts and lubricants for use in passenger and commercial vehicles under our in-house brands. Examples of our key in-house brands are VETTO, REV-1, NUTEQ, GENTEQ, ELITO, SUNBLADE, FILTEQ, and ENERGEO.

Off-Highway Business – Industrial Spare Parts

We specialize in the supply of components, lubricants and industrial spare parts for internal combustion engines with a strong focus on filtration products in various sectors such as the marine, energy, mining, construction, agricultural, and oil and gas industries.

The details of our products in relation to off-highway industrial spare parts are as follows:

Categories	Examples of parts and accessories	Key brands
Filters	Air filters, oil filters, fuel filters, water filters, hydraulic filters, coolants, additives, air intake and exhaust products, filter housings, and cold weather aids	Fleetguard, Baldwin, Donaldson, MANN-FILTER, Hengst, Racor, Griffin, Separ, VIC and FILTEQ
Lubricants	Engine oil, hydraulic oil, transmission oil, auto transmission fluids, brake fluids, greases, and coolants	Valvoline, Mobil, Caltex, Castrol, Shell
Batteries	Dry charged, maintenance free, deep cycle, and traction batteries	Fujiya, ENERGEO
Spare parts	Engine and peripheral parts, transmission and peripheral parts, power train parts, hydraulic parts, undercarriage parts, and ground engaging tools	Cummins, Caterpillar, Komatsu, Perkins, Detroit Diesel, MTU, Volvo, FP Diesel

The revenue of our products generated from off-highway industrial spare parts represents approximately 55.7% and 54.8% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively.

Product Development

For our in-house brand development, we work directly with manufacturers and strategic partners in developing our in-house products and obtaining International Organization for Standardization (the “ISO”) certification for our products. We also work with manufacturers to understand their product development in order to expand our offerings, such as expanding into the life science and environmental sector by carrying new products developed by our suppliers.

Our Group’s Policy on the Quality Control of Our Products

We emphasize the quality of our products, and we believe our Group has established a reputation of being a reliable supplier of excellent products at competitive prices.

We have strict protocols in place to help ensure that our products only originate from reliable and quality sources, such as conducting background reviews on our manufacturers and partners, confirming the ISO certifications of Original Equipment Manufacturer(s) (“OEM”), and customer back-to-back production order agreements, whereby the products are made on demand upon submission of a customer order. In addition, we regularly visit and inspect the contract manufacturers of our in-house brands to make certain the quality of the same.

Further, once our ordered products are delivered by our suppliers or contracted manufacturers to our warehouses and stores, we conduct inspections. Any product which fails the inspection is rejected and returned to our suppliers or contracted manufacturers for replacement or rectification. In the event any rejected product is not returned due to shipping costs or any other reason, our suppliers or contracted manufacturers compensate us through the provision of discount or credit notes for our future orders.

Prior to the packing and delivery of our products to our customers, we perform another round of quality control inspection to ensure that our products comply with the required specifications and quantities ordered.

OUR CUSTOMERS

Our customers comprise mainly resellers such as distributors and dealers of automotive or industrial spare parts, workshops, shipyards, end-users and fleet owners. These resellers consist mainly of wholesalers who subsequently sell our products to retailers, other resellers, end-users or workshops. They purchase genuine spare parts, OEM and/or aftermarket spare parts from us.

We do not typically enter into long term agreements with our customers and instead seek to retain existing customers by providing a quality product at a fair price with responsive customer service. We actively maintain close relationships with our existing customers, while constantly sourcing for potential new customers. While in the past we have had higher customer concentration, we believe that our future business and profitability are not dependent on any single customer or any particular industrial, commercial or financial contract with any customer. Our customers are independent and none of our Directors or shareholders have any pecuniary or related party interest in such customers.

The revenue attributable to our five largest customers, which can vary from year-to-year, collectively accounted for approximately 24.1% and 22.7% of our revenue for the financial years ended December 31, 2024 and 2023 respectively. For the financial years ended December 31, 2024 and 2023, we had one customer that accounted for approximately 5.9% and 6.0% of our revenues. Our customer orders fluctuate and we do not anticipate that this or any single customer will necessarily account for more than 10.0% of our revenues going forward.

Our domestic revenue totaled approximately $21.8 million and approximately $25.9 million or approximately 37.4% and 43.5% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively. Meanwhile, our export revenue totaled approximately $36.5 million and approximately $33.6 million, or approximately 62.6% and 56.5% of our total revenue for the financial years ended December 31, 2024 and 2023, respectively.

Customer Inquiries

We have a highly systematic sales process where our sales, customer service and warehouse staff work in close concert to provide seamless service to our customers. The sales process and specific methods of interactions with customers is described in below in “Sales and Marketing – Sales Workflow.”

REAL PROPERTY

A description of our leased real properties is below:

Location	Usage	Lease period end	Monthly Rent		Area (est. sq. ft.)

37 Defu Lane 10, #01-77, Defu Industrial Estate, Singapore 539214	Sorting and repacking of automotive spare parts	December 15, 2026	S$	1,903.00	1,103.30
37 Defu Lane 10 #02-77, Defu Industrial Estate, Singapore 539214	Sorting and repacking of automotive spare parts	February 15, 2027	S$	Year 1: 1,492.81 Year 2: 1,628.52 Year 3: 1,851.15	1,103.30
Unit #02-08/09 Carros Centre, 60 Jalan Lam Huat, Singapore 737869	Storage of automotive-related parts and automotive workshop services	February 29, 2028	S$	4,924.83	2,949.00
#01-228 Block 127 BT Merah Lane 1, Singapore 150127	Sale of motor spare parts and accessories	February 29, 2028	S$	2,800.00	646.91
8 Defu South Street 1 JTC Defu Industrial City #03-27, Singapore 533758	Manufacture and repair of separation/mixing equipment (e.g., filters, separators, mixers)	June 4, 2025	S$	37,186.57	17,555.83
No. 76 Jalan SBC 8, Taman Sri Batu Caves 68100 Batu Caves Selangor, Malaysia	Sorting and repacking of automotive spare parts	December 31, 2025	MYR	6,000	3,003.00

Licenses and Permits

The following license and permit are material for our Group’s operations:

Description	Issuing Authority	License/Permit No.	Commencement Date	Expiry Date	Issued to

Permit to store and use hazardous substances issued under the Environmental Protection and Management Act of Singapore	National Environment Agency of Singapore	F0231P200218	March 2025	March 2026	Jimmy Neo, director of INNEOVA Industrial
Business license for business office; motor vehicle spare parts, accessories or machinery; non-lighted advertisement board	Selayang Municipal Council of Malaysia	202200008411	January 2025	December 2025	INNEOVA Malaysia

We intend to apply for the renewal of the above relevant license and permit prior to their respective expiry dates and based on past experience, our Directors do not foresee any merial difficulties in renewing the licenses and permits of our Group.

CERTIFICATIONS

We currently hold the following certifications:

Relevant authority/organization	Recipient	Relevant list/category	Qualification/ License/Grading	Date of grant/registration	Date of expiry

Workplace Safety and Health Council of Singapore	INNEOVA Automotive	bizSAFE	Level 3	December 18, 2024	December 17, 2027
Workplace Safety and Health Council of Singapore	INNEOVA Industrial	bizSAFE	Level 3	January 2, 2025	January 1, 2028
SOCOTEC Certification International Singapore	INNEOVA Automotive	Quality management system	ISO 9001:2015	May 15, 2025	May 14, 2028

We intend to apply for the renewal of the above relevant certifications prior to their respective expiry dates and based on past experience, we do not foresee any material difficulties in renewing the certifications of our Group.

AWARDS

INNEOVA Industrial was recently recognized with the following award in recognition of our performance and quality products and services.

Year	Award	Organized/Granted By	Recipient

2021	2021 Enterprise 50 Awards	The Business Times and KPMG	INNEOVA Industrial

COMPETITIVE STRENGTHS

We have a wide range of products from reputable brands.

Our extensive range of products includes approximately 40,000 items of on-highway and off-highway products from reputable Japanese, European, Korean and American brands. Our customers are able to source a variety of products from us, typically shortening and facilitating their procurement process. In addition, having an extensive range of products provides a platform for continuous growth in our business, allowing us to broaden our product range further. We believe that it would be difficult for a new entrant in the industry to easily replicate our product offerings as that would require substantial time, effort and working capital.

We believe we have an established track record and reputation of more than 40 years.

We have been committed to providing quality products and a high level of customer service to meet our customers’ needs. For the past 40 years, we believe we have developed a reputation for providing consistent and reliable products and services to our customers.

We have strong business relationships with our customers and suppliers.

We view our customers as our long-term business partners and continuously strive to maintain close working relationships with each of them. We have also built strong relationships with our suppliers, enabling us to provide a comprehensive range of products and services, which in turns allows us to fulfil our customers’ needs promptly.

We have an experienced and committed management team.

Our management team possesses extensive experience, substantial technical expertise and valuable and resourceful business relationships in the industry of automotive and industrial spare parts. Our Executive Directors have more than 30 years of combined experience in the on-highway automotive and off-highway industrial businesses and have been instrumental and the key to our success. Jimmy Neo, our Chief Executive Officer, Edward Neo, our Deputy Chief Executive Officer, and CK Neo, our Chief Operating Officer, have been overseeing our Group’s operations and business development and managing the relationships with our partners since they joined our Group over 25 years ago. We are ably supported by an experienced and dedicated management team and knowledgeable staff members who have been carefully selected due to their individual expertise in the industry or trained by our existing staff. In addition, our Executive Directors and Executive Officers are actively involved in the day-to-day management and operational matters of the Group. Our executive teams typically make prompt key management decisions, which enables us to respond to our customers’ requirements swiftly and efficiently.

BUSINESS STRATEGIES

Market Penetration

In order to deepen our presence in Asia Pacific, we plan to continue (i) developing and expanding our sales, whether by brick-and-mortar stores or e-commerce or strategic partner alliance, (ii) diversifying the range of products that we offer, and (iii) increasing the scope and the availability of our products.

We work with strategic partners that have established warehouses or distribution centers in the markets that they operate in order to reduce the lead times for our supply chains and improve the lead times for our deliveries and the availability of our products, which we believe gives us an edge over many of our competitors.

We seek like-minded strategic business partners to create business collaborations, joint ventures, or strategic business partnerships to break into new geographical markets or to expand our presence in the current markets.

Product Line Expansion & Diversification

We work closely with our partners in order to offer a wider range of products to meet the needs of our customers. Further, by developing a strong relationship with our partners, we have been exposed to and engaged in new projects that have enabled us to branch out and diversify into different industries.

For example, as of 2019, we became the distributor in Singapore for MANN+HUMMEL’s life science and environmental (“LSE”) division to supply clean air filtration and water membrane solutions. Their global LSE business unit is comprised of air filtration and membrane solutions segments as well as future businesses outside the automotive industry. We are seeking to expand our business by offering sustainable and green solutions for various sectors, including the healthcare, pharmaceutical, construction, agricultural, semi-conductor, and industrial sector.

Enhancement and Innovation of Digital Capability

We are building and innovating our digital capabilities to drive this growth strategy in the following ways:

●	Digitize and streamline the work process by building an on-line platform, which is 24/7 platform that will allow customers to check availability and generate product orders completely online.
●	Integrate 3rd party platforms, such as a warehouse management system, and a fleet management system, to ensure the goods are delivered on time by creating more efficient internal inventory control and delivery systems.
●	Develop an e-commerce marketplace that includes detailed product descriptions including technical specifications where all of our customers can view and buy our products. The products will then be delivered to through collaboration with local distribution services such as Lalamove, Ninja Van, and similar last mile delivery service providers that can help expand the reach and efficiency in distributing our products in a cost-effective manner.

Develop Warranty and Service Suite Offerings

We are exploring the creation of a new arm of business, where we provide warranty and after-sales services, and/or maintenance, and expand our repair and overhaul services, which would complement our current business segments that are primarily focused on the sale of products. At this time, we are seeking to develop this capability within our Company using existing personnel and resources, and will hire additional qualified employees, as needed, to provide the service work as this business expands. There are currently no ongoing negotiations with potential customers in these areas or any contracts that have been signed to date with potential business partners who would assist in the provision of these services. We have been awarded service contracts in the LSE sector to provide ongoing service and maintenance of hospital equipment. We believe that there is more opportunity in this space to provide direct services that will capitalize on our existing customer base, and allow us to capture more customers on the service end.

COMPETITION

The On-Highway Business and Off-Highway Business sectors are highly competitive, and there are many companies already serving these automotive and industrial sectors. However, we believe that the barrier to entry into these industries is relatively high due to heavy investment costs, large inventory requirements and the need for a competitor to develop extensive customer and supplier networks. We believe we stand out from and are able to compete against the competition because of our established reputation as a reliable supplier of on-highway automotive and off-highway industrial spare parts, the consistent quality of our products and services, our competitive pricing, and our strong relationships with our existing customers.

We believe that the following companies are our main competitors in the Singapore market:

Competitors	Industry

Kian Ann Engineering Pte Ltd	Industrial
Kee Beng Filters (S) Pte Ltd	Industrial
Tye Soon Limited*	Automotive
SPK Singapore Pte Ltd	Automotive
Golden Spring Export Pte Ltd	Automotive

*	listed on the Mainboard of the Singapore Exchange Securities Trading Limited

We believe that these companies are our competitors as they provide a similar range of products and services and compete with us for the same pool of customers. Because of the size and diversity of our industries, it is not possible to obtain independent statistics on the market shares captured by these individual companies in our industries. There is also no published or reliable statistics that can be used to accurately measure our market share.

Our ability to compete effectively depends on the selection and availability of our products to our customers, the location of our outlets, and our ability to deliver quality products and services at competitive prices to our customers in a timely manner. There is no assurance that we will be able to compete effectively with existing industry players or new entrants. If our competitors are able to provide comparable products and services at more competitive prices or products with better quality and services than us, we may lose our customers to our competitors. In addition, our competitors may have, among other things, significantly higher service levels, more competitive pricing, larger teams of professional staff, greater financial and technical resources, and/or better marketing strategies.

SALES AND MARKETING

Our sales and marketing team

Our Group’s sales and marketing activities are spearheaded by Jimmy Neo, our Chief Executive Officer, for the Off-Highway Business, and Edward Neo, our Deputy Chief Executive Officer, for the On-Highway Business. Both Jimmy Neo and Edward Neo are responsible for the formulation and planning of sales and marketing strategies and activities for their respective business segments and for the general business development activities of our Group as a whole.

Additionally, our sales managers visit and teleconference with our existing and potential customers periodically (in person and remotely) to understand their needs for new orders, obtain their feedback regarding our products, as well as to familiarize ourselves with current market trends and consumer preferences. The sales managers are in turn supported by customer service staff. Our products and services are marketed and sold through our retail outlets, wholesale, and e-commerce websites (such as Lazada, Carousell, and Qoo10).

The sales and marketing teams are actively involved in the marketing and retail of our products and services to existing and new customers. In particular, our sales and marketing teams apprise our customers of any promotion or launch of a new product range by our partners or by our Group. Additionally, the sales and marketing teams are responsible for generating new customer accounts, managing relationships with existing customers, and generating and concluding sales and contracts. They also attend to customers’ inquiries and submit timely sales estimates according to their specifications and requirements. In order to understand our customers’ needs, we communicate and follow up to ensure smooth and timely delivery.

Our sales and marketing activities

We carry out specific marketing activities to acquire new customers and to promote our products to existing customers, as follows:

●	Direct sales and marketing

Our direct sales and marketing activities involve maintaining regular contact with our customers through meetings and site visits with both new and existing customers. During these meetings and site visits, our sales teams conduct direct marketing pitches and provide updates to our customers on our new products and the industry trends and technology. As such, we obtain feedback about our products and services, familiarize ourselves with market trends in order to meet the needs of our customers and further develop our product design and development teams. Additionally, an integral part of our after-sales service and customer support is following up with our customers. We believe that maintaining communication is key to allowing us to be better understand our customers’ needs.

●	Trade fairs and exhibitions

These events serve as a platform for us to network, provide an opportunity for us to enhance sales, and raise brand awareness by marketing our products and services as well as to gather industry knowledge on the products and services of our competitors. Further, these events provide a valuable opportunity for us to reconnect with existing customers and meet prospective customers. We also participate, as one of the exhibitors, by showcasing the products that we supply in overseas trade fairs and exhibitions.

●	Sponsorship of events

We sponsor events such as car racing in Thailand to increase awareness of our in-house brands such as REV-1 and VETTO, in which the sponsored racing cars display posters of our in-house products. Additionally, we organize marketing campaigns in which our commercial vehicles are used for deliveries, for example, that display posters of our in-house products to increase brand and product awareness.

We also participate in community projects and charity events, through donations and sponsorships such as the UOB Heartbeat Programme, as part of our marketing activities. We believe that through event sponsorships, we can leverage the power of collective credibility and create brand visibility to a larger audience. Further, as these events cater to niche audiences or member organizations, they provide another valuable opportunity for us to engage with our target markets.

●	Advertisements and media publicity

We conduct, through our Group’s websites, promotion campaigns for our products and services for each business segment and for our in-house brands. Our customers are able to browse our webpages to view the range of products offered by us and contact us directly for their needs.

Sales Workflow

Generally, potential customers will approach us either through our customer service staff contact line or by patronizing our retail outlets to inquire about the price and availability of our products. We have a strict sales order policy to ensure that the sales orders that have been quoted and agreed to by the potential customer are complete and consistently prepared to our standards. The sales staff will prepare an estimate that takes into account, among other things, the product item, the brand of the product, the price of the product, credit and payment terms, and the mode of shipment. We facilitate the delivery of the products that are purchased locally, and for products that require export shipment, the quotation will reflect the appropriate shipping terms used for that purchase. At times, we do provide a discount ranging from 1% to 5% of the estimate if deemed necessary to stay competitive and to attract new and retain returning customers.

Our warehouse staff then packs and prepares the products for local delivery or export shipment. Our warehouse staff will also conduct stringent review and inspection of these products checking for quality, specifications, and any defect, in accordance with the requirements as stated in our relevant purchase contracts. Upon receiving confirmation of the mode of payment (that is either by cash on delivery or advance payment by the customer), our customer service staff will coordinate the delivery of the products with our internal delivery staff or with the courier service provider for products that are to be delivered locally, or with the appointed freight forwarder for export shipment. Thereafter, our customer service staff will forward the relevant shipping documents including commercial invoices, packing lists and bills of lading and/or airway bills to our customers by way of an email.

CREDIT POLICIES

Our Group adopts several credit policies, accompanied by a rigorous review system, to ensure consistent application of credit policies are applied, which are as follows:

Credit Evaluation Policy for Our Group’s Potential Customers

We have protocols in place for evaluating the credit of any of our Group’s potential customers (the “Potential Customer”). The Potential Customer first makes a request to a sales manager, whether in writing or otherwise, for a credit term and credit limit. The sales manager proposes a credit term, credit limit and shipment mode for the Potential Customer (the “Evaluation Proposal”) after a thorough assessment and evaluation of the Potential Customer’s risk profile, which includes a review of the Potential Customer’s business profile, track and payment record, creditworthiness, financial strengths, secured orders, and corporate and management structures. Thereafter, the Evaluation Proposal is evaluated by the sales manager’s immediate supervisor or the head of the sales department. If the Evaluation Proposal is approved, whether on any additional term and condition or otherwise, the relevant sales manager and/or customer service support personnel ensures adherence to the agreed upon terms, monitors for compliance to said terms, and seeks to rectify any breaches of the agreed upon terms.

At the end of each of our Group’s financial year, our Group’s respective accounts departments produce a list of our customer profiles and their respective credit terms, credit limits, history of sales and payments received for review by the relevant immediate supervisors and/or the heads of the respective accounts departments. This review helps ensure that the criteria used for analyzing creditworthiness are typically effective and allows for any necessary amendments and/or adjustments to credit terms granted.

Credit Request Policy for our Group’s vendors

For our vendors (the “Vendors”), our Group’s purchaser (the “Purchaser”) similarly evaluates and must get approval from an immediate supervisor or head of department, regarding credit proposals to Vendors setting forth credit term, credit limit, and mode of purchase (the “Request Proposal”). Request Proposals are compiled by reviewing business profiles, prior purchasing and payment records, creditworthiness, financial strengths, secured orders, and corporate and management. Should the Request Proposal be approved by the Vendor, whether as is or modified, the Purchaser ensures that the terms of the Request Proposal are followed, and regularly monitors for compliance.

At the end of the financial year, our Group’s respective accounts departments produce a list of Vendor profiles and respective Vendors’ credit terms, credit limits, history of sales and payments remitted for review by the relevant immediate supervisors and/or the heads of the respective accounts departments. If any amendments or adjustments seem necessary, the Purchaser shall seek to modify the terms directly with the Vendor.

Credit Note Policy

In the event that Potential Customers are deemed to be eligible to receive credit notes, the relevant accounts and/or customer service support personnel to submit an application for a credit note, together with the relevant supporting documents, to his or her immediate supervisor or head of department for review and approval (the “Application”). Should the Application be approved, whether as submitted or amended, the relevant accounts personnel issues the credit note to the Potential Customer, and, together with the customer service support personnel seek to seamlessly ensure that the Potential Customer adheres to the credit note terms in accordance with our Group’s policy on debts collection management, and oversee the accounts receivable of the Potential Customer for any outstanding debts and/or amounts owed by the Potential Customer.

INTELLECTUAL PROPERTY

Our intellectual property rights are important to our business. As of the date of this Annual Report, we have registered 23 trademarks in Singapore and one trademark under the Madrid Protocol in Australia.

Although our intellectual property is important to business operations and is a valuable asset, we do not believe that any single trademark is critical to the success of our business as a whole.

As of the date of this Annual Report, we are not involved in any intellectual property proceedings, and we have not received notice of any claim of infringement of any intellectual property right that may be threatened or pending, in which we may be involved either as a claimant or respondent.

EMPLOYEES

As of December 31, 2024, we employed a total of 139 persons (of which 126 were located in Singapore and 13 were located in Malaysia). Our employees are not covered by collective bargaining agreements. We believe that we implement fair labor practices and generally maintain good employee relations and have not experienced high employee turnover historically.

INSURANCE

We maintain property insurance policies covering our equipment and facilities in accordance with customary industry practice. We carry occupational work injury, and medical insurance for our employees in compliance with applicable regulations. We also take out product liability insurance covering our in-house brand REV-1 products, and business liability insurance covering our business in general. In addition, we carry “key person” insurance for Jimmy Neo, Edward Neo and CK Neo through Soon Aik Global Pte Ltd. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore, in Malaysia and in the markets in which we operate.

LITIGATION AND OTHER LEGAL PROCEEDINGS

As of the date hereof, we are not a party to any significant proceedings.

REGULATORY ENVIRONMENT

As a company with operations primarily in Singapore, we are subject to extensive regulatory and legal requirements applicable to running our business. This overview is provided as general information only and is not intended to be a substitute for professional advice. You should consult your own advisers regarding the implication of the laws and regulations of Singapore on our business and operations. Violations of the laws and regulations typically result in the imposition of substantial monetary fines, in addition to the cost of remediation, subsequent fines for failure to promptly remediate such failure, and in some cases, imprisonment. We are also subject to regulations on our operations in Malaysia that are typical for a business with employees, including but not limited to employment law and taxes.

Laws and regulations relating to our business in Singapore

Our business operations are not subject to any special legislation or regulatory controls other than those generally applicable to companies and businesses incorporated and/or operating in Singapore. Below is an overview of the regulations that impact our business.

Environmental Public Health Act 1987

The Environmental Public Health Act 1987 of Singapore (the “EPHA”) is administered by the National Environment Agency (the “NEA”) and regulates, among other things, health requirements for buildings and public nuisances. Examples of matters covered by the EPHA are any factory or workplace deemed unclean, conditions relating to the breeding of flies or mosquitoes, and any premises or part of the premises of such construction or in such a state as to be dangerous.

Environmental Protection and Management Act 1999

Regulations relating to pollution control in Singapore through the regulation of the possession, control, storage, use and disposal of hazardous substances. Further, detailed records regarding the quantity, use and other information must be provided and updated, and persons authorized to store hazardous substances must ensure that agents and employees have received instruction and training to enable them to understand the nature of the dangers of all hazardous substances being stored, and the emergency action plan to be implemented in the event of any accident involving any such substances.

INNEOVA Industrial has a permit granted by the NEA to store and use one hazardous substance in the prescribed quantity and for the specific purpose.

Workplace Safety and Health Act 2006

Regulations to ensure that every employer has the duty to take practicable measures to ensure the safety and health of its employees at work, which measures include providing and maintaining a safe work environment, safety protocols, developing and implementing procedures for dealing with emergencies and ensuring that the employees have adequate instruction, information, training and supervision. The relevant regulatory body is the Ministry of Manpower (the “MOM”).

Pursuant to the Workplace Safety and Health (Noise) Regulations 2011 of Singapore, the occupier of a workplace must take reasonably practicable measures to reduce or control or limit the exposure of time to noise from any machinery or equipment used or from any process, operation or work carried out in the workplace, so that no person at work in the workplace is exposed or likely to be exposed to excessive noise.

Work Injury Compensation Act

The Work Injury Compensation Act 2019 of Singapore (the “WICA”), which is administered by the MOM, applies to all employees who are engaged under a contract of service or apprenticeship with an employer regardless of their level of earnings, and certain subcontractors, and provides medical expense coverage and other compensation for work related accidents or deaths. Under the WICA, every employer is required to insure and maintain insurance under approved policies unless specifically exempted, and is required to maintain work injury compensation insurance for all employees engaged in manual work.

Employment Act

The Employment Act 1968 of Singapore (the “Employment Act”) governs matters such as public holiday and sick leave entitlements, minimum days of annual leave, payment of salary and allowable deductions and release for wrongful dismissal, and also governs, among other things, working hours, overtime, rest days, holidays, payment of retrenchment benefit, priority of retirement benefit, annual wage supplements and other conditions of work or service.

Employment of Foreign Manpower Act

The employment of foreign employees in Singapore is governed by the Employment of Foreign Manpower Act 1990 of Singapore (the “EFMA”) and is regulated by the MOM. The EFMA prescribes the responsibilities and obligations of employers of foreign employees in Singapore. The EFMA provides that no person shall employ a foreign employee unless the foreign employee has obtained a valid work pass from the MOM.

In Singapore, the type of work pass to be issued to a foreigner is contingent on, among other things, the type of work and salary being received by the foreigner in question, and their education level, professional qualifications and any special or technical skills they may possess. In addition, the employment of foreign workers is also subject to sector-specific rules regulated by the MOM through the following policy instruments: (a) business activity; (b) approved source countries; (c) the imposition of security bonds and levies; and (d) quota (or dependency ratio ceilings) based on the ratio of local to foreign workers.

Business activity

To be considered to be under the services sector, a company must register that its principal business activity falls under one of the categories of business activities under the services sector provided by the MOM such as commerce (retail and wholesale trade). Separately, to be considered to be under the manufacturing sector, a company must meet certain requirements as provided by the MOM, such as having a valid factory registration operating in a designated industrial setting, and ensure that the company continues to meet the requirements:

Approved source countries

The approved source countries for foreign workers in the services sector are Malaysia, the People’s Republic of China (the “PRC”), and North Asian sources (the “NAS”) countries. The minimum age for all non-domestic foreign workers is 18 and Malaysian foreign workers must be under 58 years of age and non-Malaysian foreign workers must be under 50 years of age in order to apply for a work permit. In respect of the manufacturing sector, all workers can only work up to 60 years of age.

There is a list of requirements that we must abide by when hiring foreign workers, depending on the age, experience and country of origin of the foreign worker, and there are caps on the maximum number of years that various categories of foreign employees can be employed in Singapore, thus limiting the number of foreign workers we can use to run our business.

Required safety courses

For the manufacturing sector, foreign workers who handle metals and machinery in the metalworking industry, such as certain of our foreign workers, must take a Metalworking Safety Orientation Course or an Apply Workplace Safety and Health in Metal Work course before their work permits can be issued, and such courses may be conducted by either the Occupational Safety and Health Training and Promotion Centre or other training institutions approved by the Chief Inspector appointed by the MOM.

Central Provident Fund Act

The Central Provident Fund (the “CPF”) system is a mandatory social security savings scheme funded by contributions from employers and employees, pursuant to which an employer is obliged to make CPF contributions for all employees who are Singapore citizens or permanent residents who are employed in Singapore by an employer, with limited exemptions.

Customs regulations

Goods exported from Singapore are regulated under the Customs Act 1960 of Singapore (the “Customs Act”). To export goods from Singapore, the exporter is required to declare the goods to Singapore Customs, a department under the Ministry of Finance, which is the lead agency for trade facilitation and revenue enforcement. The Singapore Goods and Services Tax (the “GST”) is not levied on goods exported from Singapore. A Customs export permit is required for, among other things, the export of locally manufactured goods or local GST paid goods, the export of goods from free trade zones, dutiable goods from licensed warehouses and non-dutiable goods from a zero-rated warehouse.

Intellectual property rights

The protection of industrial designs is provided for under the Registered Designs Act 2000 of Singapore. Inventions are protected in Singapore under the Patents Act 1994 of Singapore and may be registered either through a domestic application filed with the Registry of Patents within the Intellectual Property Office of Singapore (the “IPOS”) or an international application filed in accordance with the Patent Cooperation Treaty, with the Registry of Patents acting as the receiving office for the application. Trademarks may be protected both under the Trade Marks Act 1998 of Singapore (the “TMA”) and under common law. These two systems are independent of each other. Protection under the TMA is conditional upon registration of the trademark with the Registry of Trade Marks within the IPOS.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion and analysis and other parts of this Annual Report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in this Annual Report. You should carefully read the “Risk Factors” section of this Annual Report in Item 3D to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

OVERVIEW

INNEOVA Holdings Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as On-Highway Business and Off-Highway Business through our operating subsidiaries in Singapore and Malaysia. We have over 40 years of experience in supplying genuine and aftermarket parts in the automotive sector through our On-Highway Business. Over the years, we have extended our reach to supply our products to the industrial sector through our Off-Highway Business for applications in the marine, energy, mining, construction, agricultural, and oil and gas industries. Our On-Highway customers are mainly resellers such as distributors and dealers of automotive parts, retailers, workshops, end-users, and fleet owners, and our Off-Highway customers are distributors and dealers of industrial parts that are resold to workshops, industrial manufacturing facilities, shipyards, and heavy-duty transport fleet owners.

For the financial years ended December 31, 2024 and 2023, our net revenue amounted to approximately $58.3 million and approximately $59.5 million, respectively, of which On-Highway Business accounted for approximately $25.7 million for the financial year ended December 31, 2024 and approximately $26.8 million for the financial year ended December 31, 2023, Off-Highway Business accounted for approximately $32.5 million for the financial year ended December 31, 2024 and approximately $32.6 million for the financial year ended December 31, 2023, and services (in the form of shipping charges) accounted for approximately $0.1 million for the financial year ended December 31, 2024 and approximately $0.1 million for the financial year ended December 31, 2023.

For the financial years ended December 31, 2023 and 2022, our net revenue amounted to approximately $59.5 million and approximately $51.4 million, respectively, of which On-Highway Business accounted for approximately $26.8 million for the financial year ended December 31, 2023 and approximately $24.3 million for the financial year ended December 31, 2022, Off-Highway Business accounted for approximately $32.6 million for the financial year ended December 31, 2023 and approximately $27.0 million for the financial year ended December 31, 2022, and services (in the form of shipping charges) accounted for approximately $0.1 million for the financial year ended December 31, 2023 and approximately $0.1 million for the financial year ended December 31, 2022.

For the financial years ended December 31, 2024 and 2023, our net income was approximately $0.008 million and approximately $1.6 million, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this Annual Report and those set out below.

●	Demand from our major customer groups – Our aggregate sales generated from our top five customers were approximately 24.1% and 22.7% of our revenue for the financial years ended December 31, 2024 and 2023, respectively.
In particular, our sales to our largest customer amounted to approximately $3.4 million and approximately $3.5 million, representing approximately 5.9% and 6.0% of our revenue for the financial years ended December 31, 2024 and 2023, respectively.
Accordingly, our sales are significantly affected by the demands of our largest customer due to vigorous price competition in the supply chain, supply chain shortage and disruption, and inflationary cost pressure as our customers will seek to purchase products optimizing price and timing of delivery.

●	Fluctuations in our cost of revenues – Finished goods are the largest part of our cost of revenue, representing approximately 81.3% and 81.7% of our total cost of revenues for the financial years ended December 31, 2024 and 2023, respectively.
Prices of finished goods are subject to the suppliers’ price adjustments, and thereby change from time to time due to the changes in the price of raw materials, labor and production costs that our suppliers reflect in our purchase price. Fluctuation in the price, availability and quality of the finished goods that our suppliers use to manufacture our key components, as well as the cost of labor and transportation impact the price of our finished goods, and ultimately, the price of the finished goods that we sell. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability. The prices at which we purchase such finished goods are determined principally by market forces such as the relevant supply and demand of such finished goods, as well as our bargaining power with our suppliers. During the financial years ended December 31, 2024 and 2023, the majority of our finished goods were commonly available from the market, but our cost of procurement increased significantly due to the inflationary cost pressure, increased material cost, labor shortages and trade restriction. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. We expect continued fluctuations in the cost of finished goods to affect our margins. All of the finished goods we procure, including spare-parts and key components, are sourced directly from various regional suppliers spanning from Asia to the Middle East in an effort to ensure availability and adequate supply, as well as to optimize efficient delivery to our customers.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of results for the financial years ended December 31, 2024 and 2023

Revenue

As set forth in the following table, during the financial years ended December 31, 2024 and 2023, our revenue was derived from the sale of products in our On-Highway Business serving the automotive sector, our Off-Highway Business serving the industrial sector, and in the provision of services (in the form of shipping charges):

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Sale of automotive and industrial spare parts
On-Highway	25,750	44.1	26,830	45.1
Off-Highway	32,496	55.7	32,621	54.8
Services (shipping charges)	87	0.2	70	0.1

Total	58,333	100.0	59,521	100.0

Our total revenue decreased by approximately $1.2 million or 2.0% to approximately $58.3 million for the financial year ended December 31, 2024 from approximately $59.5 million for the financial year ended December 31, 2023. Such increase was mainly attributable to the decrease in Singapore of approximately $4.1 million as a result of the decrease in demand from the customers.

The total revenue for our On-Highway Business decreased by approximately $1.0 million to approximately $25.8 million for the financial year ended December 31, 2024 from approximately $26.8 million for the financial year ended December 31, 2023. Such decrease was mainly attributable to the decrease in Singapore and other countries of approximately $5.0 million as a result of the decrease in local demand offset by an increase in Middle East and other countries of approximately of $4.0 million.

The total revenue for our Off-Highway Business decreased by approximately $0.1 million to approximately $32.5 million for the financial year ended December 31, 2024 from approximately $32.6 million for the financial year ended December 31, 2023. Such increase was mainly attributable to the decrease in Middle East of approximately $1.3 million as a result of the decrease in demand from the customers offset by an increase in Singapore and other countries of approximately of $1.2 million.

For the financial years ended December 31, 2024 and 2023, approximately 37.4% and approximately 43.5% of our total revenue, respectively, was generated from customers located in Singapore and approximately 6.3% and approximately 9.8% of our total revenue, respectively, was generated from customers located in the Middle East. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 56.3% and approximately 46.7% of our total revenue, respectively.

Revenue by geographical locations

During the financial years ended December 31, 2024 and 2023, the customers for our On-Highway Business products and Off-Highway Business products were mainly located in Singapore and other countries. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Singapore
On-Highway	6,335	10.9	10,598	17.8
Off-Highway	15,469	26.5	15,315	25.7

Total	21,804	37.4	25,913	43.5

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Middle East
On-Highway	3,646	6.3	4,442	7.5
Off-Highway	49	*	1,385	2.3

Total	3,695	6.3	5,827	9.8

	Financial Years Ended December 31,
	2024		2023
	$’000	%	$’000	%

Other Countries(1), individually less than 10%
On-Highway	15,769	27.0	11,790	19.8
Off-Highway	16,978	29.1	15,921	26.8
Services (shipping charges)	87	0.2	70	0.1

Total	32,834	56.3	27,781	46.7

(1)	“Other Countries” means Malaysia, Indonesia, Thailand, Hong Kong, Taiwan, Vietnam, Philippines, South Korea, Japan, Australia, India, Pakistan, Sri Lanka, African and Latin America.
*	This related to the figure is immaterial.

Singapore

The revenue in Singapore decreased by approximately $4.1 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, which was primarily attributable to the decrease in demand from the local customers.

The revenue for our On-Highway Business decreased by approximately $4.3 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, which was primarily attributable to the decrease in demand from the local customers.

The revenue for our Off-Highway Business increased by approximately $0.2 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, which was primarily attributable to the increase in demand from the local customers.

Middle East

The decrease in revenue in the Middle East by approximately $2.1 million to approximately $3.7 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, was primarily attributable to a decrease in demand from customers for On-Highway Business and Off-Highway Business by approximately $0.8 million and approximately $1.3 million, respectively.

The revenue for our On-Highway Business decreased by approximately $0.8 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, which was primarily attributable to the decrease sale orders by our customers.

The revenue for our Off-Highway Business decreased by approximately $1.3 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, which was primarily attributable to a decrease in demand from customers.

Other Countries

Revenues from other countries increased by approximately $5.0 million, primarily due to a rise in demand from new and recurring customers among various countries.

The revenue for our On-Highway Business decreased by approximately $4.0 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, which was primarily attributable to a decrease in demand from our customers in Malaysia, Indonesia, Thailand, Vietnam, Philippines, Japan, Australia, Pakistan, Sri Lanka, African and Latin America.

The revenue for our Off-Highway Business increased by approximately $1.0 million for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023, which was primarily attributable to the increase in demand from our customers in Malaysia, Indonesia, Hong Kong, Taiwan, South Korea, Australia and India.

Service revenue remained marginally the same for the financial year ended December 31, 2024, as compared to the corresponding year ended December 31, 2023.

Cost of revenues

During the financial years ended December 31, 2024 and 2023, our cost of revenues was mainly comprised of purchasing finished products for resale. For the financial years ended December 31, 2024 and 2023, our cost of revenues decreased by approximately $1.2 million, or 2.4%, from approximately $48.6 million in 2023 to approximately $47.4 million in 2024. This decrease was primarily attributable to better margin for sales in our Off-Highway Business.

	Financial Years Ended December 31,
	2024		2023
	$’000	%	$’000	%

On-Highway	20,598	43.4	21,593	44.4
Off-Highway	26,810	56.6	27,018	55.6

Total	47,408	100.0	48,611	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024		2023
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	$’000%		$’000%

On-Highway	5,152	20.0	5,237	19.5
Off-Highway	5,686	17.5	5,603	17.2
Services (shipping charges)	87	100.0	70	100.0

Total	10,925	18.7	10,910	18.3

Our total gross profit remained stable at approximately $10.9 million for the financial years ended December 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 18.7% and approximately 18.3% for the financial years ended December 31, 2024 and 2023, respectively. Our total gross profit remained stable for the financial years ended December 31, 2024 and 2023, respectively.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024	2023
	$’000	$’000

Promotion and marketing expenses	938	701
Transportation expenses	694	722

Total	1,632	1,423

Our selling and distribution expenses amounted to approximately $1.6 million and approximately $1.4 million for the financial years ended December 31, 2024 and 2023, respectively.

The increase in selling and distribution expenses by approximately $0.2 million or 14.7%, for the financial year ended December 31, 2024, as compared to the financial year ended December 31, 2023, was primarily attributable an increase in sales rebates/incentives as a result of approximately $0.3 million.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Staff costs	4,821	56.7	4,585	65.9
Depreciation	573	6.7	470	6.8
Property and related expenses	577	6.8	561	8.1
Miscellaneous expenses	1,948	22.9	1,105	15.9
Legal and professional fees	577	6.8	224	3.2
Office supplies and upkeep expenses	13	0.1	14	0.1

Total	8,509	100.0	6,959	100.0

Our administrative expenses increased by approximately $1.6 million or 22.2% to approximately $8.5 million for the financial year ended December 31, 2024 from approximately $7.0 million for the financial year ended December 31, 2023, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately $0.2 million or 5.1% to approximately $4.8 million for the financial year ended December 31, 2024 from approximately $4.6 million for the financial year ended December 31, 2023, respectively.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold buildings, (ii) right-of-use assets, (iii) plant and machinery, and (iv) furniture and fittings.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, charitable donations, and other miscellaneous expenses. The miscellaneous expenses of our Group increased by approximately $0.8 million or 76.3% to approximately $1.9 million for the financial year ended December 31, 2024 from approximately $1.1 million for the financial year ended December 31, 2023, respectively.

Other (Expense) Income, Net

The following table sets forth the breakdown of our other (expense) income for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024	2023
	$’000	$’000

Interest income	10	2
Interest expense	(1,252)	(1,033)
Government grant	68	74
Loss on disposal of plant and equipment	(2)	-
Foreign exchange gain, net	307	151
Other income	202	182

Total (expenses) income	(667)	(624)

Interest expenses were approximately $1.3 million in 2024 and approximately $1.0 million in 2023, respectively, from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

We reported net foreign exchange gain approximately $0.3 million in 2024 and approximately $0.2 million in 2023, respectively.

Income Tax Expenses

During the financial years ended December 31, 2024 and 2023, our income tax expense was comprised of our current tax expense for the year.

For the financial year ended December 31, 2024, our income tax was approximately $0.1 million and our effective tax rate was approximately 146.8% due to the increase was generally in line with the increase in non-deductible expenses for the financial year.

For the financial year ended December 31, 2023, our income tax was approximately $0.3 million and our effective tax rate was approximately 15.3% due to the increase was generally in line with the increase in our profit for the financial year.

Net Income

As a result of the foregoing, our net income came at approximately $0.008 million and approximately $1.6 million for the financial years ended December 31, 2024 and 2023, respectively.

Comparison of results for the financial years ended December 31, 2023 and 2022

Revenue

As set forth in the following table, during the financial years ended December 31, 2023 and 2022, our revenue was derived from the sale of products in our On-Highway Business serving the automotive sector, our Off-Highway Business serving the industrial sector, and in the provision of services (in the form of shipping charges):

	Financial Years Ended December 31,
	2023		2022
	$’000%		$’000%

Sale of automotive and industrial spare parts
On-Highway	26,830	45.1	24,304	47.2
Off-Highway	32,621	54.8	26,994	52.5
Services (shipping charges)	70	0.1	147	0.3

Total	59,521	100.0	51,445	100.0

Our total revenue increased by approximately $8.1 million or 15.7% to approximately $59.5 million for the financial year ended December 31, 2023 from approximately $51.4 million for the financial year ended December 31, 2022. Such increase was mainly attributable to the increase in Singapore and other countries of approximately $9.0 million as a result of the increase in demand from the customers.

The total revenue for our On-Highway Business increased by approximately $2.5 million to approximately $26.8 million for the financial year ended December 31, 2023 from approximately $24.3 million for the financial year ended December 31, 2022. Such increase was mainly attributable to the increase in Singapore of approximately $1.9 million as a result of the increase in local demand.

The total revenue for our Off-Highway Business increased by approximately $5.6 million to approximately $32.6 million for the financial year ended December 31, 2023 from approximately $27.0 million for the financial year ended December 31, 2022. Such increase was mainly attributable to the increase in Singapore and other countries of approximately $6.7 million as a result of the increase in demand from the customers.

For the financial years ended December 31, 2023 and 2022, our net income was approximately $1.6 million and approximately $1.5 million, respectively.

For the financial years ended December 31, 2023 and 2022, approximately 43.5% and approximately 36.6% of our total revenue, respectively, was generated from customers located in Singapore and approximately 9.8% and approximately 13.1% of our total revenue, respectively, was generated from customers located in the Middle East. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 46.7% and approximately 50.3% of our total revenue, respectively.

Revenue by geographical locations

During the financial years ended December 31, 2023 and 2022, the customers for our On-Highway Business products and Off-Highway Business products were mainly located in Singapore and other countries. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2023 and 2022:

	Financial Years Ended December 31,
	2023		2022
	$’000%		$’000%

Singapore
On-Highway	10,598	17.8	8,732	17.0
Off-Highway	15,315	25.7	10,095	19.6

Total	25,913	43.5	18,827	36.6

	Financial Years Ended December 31,
	2023		2022
	$’000%		$’000%

Middle East
On-Highway	4,442	7.5	4,293	8.3
Off-Highway	1,385	2.3	2,456	4.8

Total	5,827	9.8	6,749	13.1

	Financial Years Ended December 31,
	2023		2022
	$’000	%	$’000	%

Other Countries(1), individually less than 10%
On-Highway	11,790	19.8	11,279	21.9
Off-Highway	15,921	26.8	14,443	28.1
Services (shipping charges)	70	0.1	147	0.3

Total	27,781	46.7	25,869	50.3

(1)	“Other Countries” means Malaysia, Indonesia, Thailand, Hong Kong, Taiwan, Vietnam, Philippines, South Korea, Japan, Australia, India, Pakistan, Sri Lanka, African and Latin America.

Singapore

The revenue in Singapore increased by approximately $7.1 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, which was primarily attributable to the increase in demand from the local customers.

The revenue for our On-Highway Business increased by approximately $1.9 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, which was primarily attributable to the increase in demand from the local customers.

The revenue for our Off-Highway Business increased by approximately $5.2 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, which was primarily attributable to the increase in demand from the local customers.

Middle East

The decrease in revenue in the Middle East by approximately $1.0 million to approximately $5.8 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, was primarily attributable to a decrease in demand from customers for Off-Highway Business by approximately $1.1 million.

The revenue for our On-Highway Business increased by approximately $0.1 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, which was primarily attributable to the slight increase sale orders by our customers.

The revenue for our Off-Highway Business decreased by approximately $1.1 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, which was primarily attributable to a decrease in demand from customers.

Other Countries

Revenues from other countries increased by approximately $1.9 million, primarily due to a rise in demand from new and recurring customers among various countries.

The revenue for our On-Highway Business decreased by approximately $0.5 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, which was primarily attributable to a decrease in demand from our customers in Malaysia, Indonesia, Thailand, Vietnam, Philippines, Japan, Australia, Pakistan, Sri Lanka, African and Latin America.

The revenue for our Off-Highway Business increased by approximately $1.5 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022, which was primarily attributable to the increase in demand from our customers in Malaysia, Indonesia, Hong Kong, Taiwan, South Korea, Australia and India.

Service revenue decreased by approximately $0.1 million for the financial year ended December 31, 2023, as compared to the corresponding year ended December 31, 2022.

Cost of revenues

During the financial years ended December 31, 2023 and 2022, our cost of revenues was mainly comprised of purchasing finished products for resale. For the financial years ended December 31, 2023 and 2022, our cost of revenues increased by approximately $6.4 million, or 15.3%, from approximately $42.2 million in 2022 to approximately $48.6 million in 2023. This increase was primarily attributable to sales in our Off-Highway Business of approximately $4.6 million as a result of an easing of restrictions that were implemented during the COVID-19 pandemic.

	Financial Years Ended December 31,
	2023		2022
	$’000	%	$’000	%

On-Highway	21,593	44.4	19,718	46.8
Off-Highway	27,018	55.6	22,447	53.2

Total	48,611	100.0	42,165	100.0

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector during the financial years ended December 31, 2023 and 2022:

	Financial Years Ended December 31,
	2023		2022
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	$’000%		$’000%

On-Highway	5,237	19.5	4,586	18.9
Off-Highway	5,603	17.2	4,547	16.8
Services (shipping charges)	70	100.0	147	100.0

Total	10,910	18.3	9,280	18.0

Our total gross profit amounted to approximately $10.9 million and approximately $9.3 million for the financial years ended December 31, 2023 and 2022, respectively. Our overall gross profit margins were approximately 18.3% and approximately 18.0% for the financial years ended December 31, 2023 and 2022, respectively. Our total gross profit remained stable for the financial years ended December 31, 2023 and 2022, respectively.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2023 and 2022:

	Financial Years Ended December 31,
	2023	2022
	$’000	$’000

Promotion and marketing expenses	701	622
Transportation expenses	722	1,070

Total	1,423	1,692

Our selling and distribution expenses amounted to approximately $1.4 million and approximately $1.7 million for the financial years ended December 31, 2023 and 2022, respectively.

The decrease in selling and distribution expenses by approximately $0.3 million or 15.9%, for the financial year ended December 31, 2023, as compared to the financial year ended December 31, 2022, was primarily attributable a reduction in freight and forwarding costs as a result of approximately $0.5 million.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2023 and 2022:

	Financial Years Ended December 31,
	2023		2022
	$’000%		$’000%

Staff costs	4,585	65.9	3,975	66.5
Depreciation	470	6.8	256	4.3
Property and related expenses	561	8.1	560	9.4
Miscellaneous expenses	1,105	15.9	1,055	17.6
Legal and professional fees	224	3.2	122	2.0
Office supplies and upkeep expenses	14	0.1	10	0.2

Total	6,959	100.0	5,978	100.0

Our administrative expenses increased by approximately $1.0 million or 16.4% to approximately $7.0 million for the financial year ended December 31, 2023 from approximately $6.0 million for the financial year ended December 31, 2022, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately $0.6 million or 15.3% to approximately $4.6 million for the financial year ended December 31, 2023 from approximately $4.0 million for the financial year ended December 31, 2022, respectively.

Depreciation expense is charged on our property, plant and equipment which included (i) leasehold buildings, (ii) right-of-use assets, (iii) plant and machinery, and (iv) furniture and fittings.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, charitable donations, and other miscellaneous expenses. The miscellaneous expenses of our Group increased by approximately $0.05 million or 4.7% to approximately $1.1 million for the financial year ended December 31, 2023 from approximately $1.1 million for the financial year ended December 31, 2022, respectively

Other (Expense) Income, Net

The following table sets forth the breakdown of our other (expense) income for the financial years ended December 31, 2023 and 2022:

	Financial Years Ended December 31,
	2023	2022
	$’000	$’000

Interest income	2	2
Interest expense	(1,033)	(634)
Government grant	74	79
Foreign exchange gain, net	151	586
Other income	182	209

Total (expenses) income	(624)	242

Interest expenses were approximately $1.0 million in 2023 and approximately $0.6 million in 2022, respectively, from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

We reported net foreign exchange gain approximately $0.2 million in 2023 and approximately $0.6 million in 2022, respectively.

Income Tax Expenses

During the financial years ended December 31, 2023 and 2022, our income tax expense was comprised of our current tax expense for the year.

For the financial year ended December 31, 2023, our income tax was approximately $0.3 million and our effective tax rate was approximately 15.3% due to the increase was generally in line with the increase in our profit for the financial year.

For the financial year ended December 31, 2022, our income tax was approximately $0.3 million and our effective tax rate was approximately 17.5% due to decreased non-deductible expenses. Such income tax decrease was generally in line with the increase in our profit for the financial year.

Net Income

As a result of the foregoing, our net income came at approximately $1.6 million and approximately $1.5 million for the financial years ended December 31, 2023 and 2022, respectively.

Liquidity and Capital Resources

Our liquidity and working capital requirements primarily related to our operating expenses. Historically, we have met our working capital and other liquidity requirements primarily through a combination of cash generated from our operations and loans from banking facilities. Going forward, we expect to fund our working capital and other liquidity requirements from various sources, including cash generated from our operations, loans from banking facilities, the net proceeds from the Public Offering and other equity and debt financings as and when appropriate.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024	2023
	$’000	$’000

Cash and cash equivalents as at beginning of the year	987	1,287

Net cash provided by operating activities	2,667	3,965
Net cash used in investing activities	(774)	(455)
Net cash used in financing activities	(568)	(3,898)
Effect on exchange rate change on cash and cash equivalents, and restricted cash	(268)	88

Net change in cash and cash equivalents, and restricted cash	1,057	(300)

Cash and cash equivalents as at end of the year	2,044	987

Cash flows from operating activities

For the financial year ended December 31, 2024, our net cash provided by operating activities was approximately $2.7 million, which primarily consisted of our net income of approximately $0.008 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.6 million, (ii) the provision for the impairment of current expected credit losses of approximately $0.9 million, (iii) the provision for the impairment of inventories of approximately $0.01 million, (iv) the decrease in inventories of approximately $0.9 million, and (v) the decrease in deposits, prepayments, other receivables and customer deposits of approximately $1.0 million, and was partially offset by (a) the increase in accounts receivables of approximately $0.6 million and (b) the decrease in tax payables of approximately $0.1 million and (c) the decrease in accounts payables and accrued liabilities and provision of approximately $0.02 million.

For the financial year ended December 31, 2023, our net cash provided by operating activities was approximately $1.6 million, which primarily consisted of our net income of approximately $1.6 million, adding back (i) the non-cash depreciation of property, plant and equipment and right-of-use assets of approximately $0.5 million, (ii) the provision for the impairment of inventories and current expected credit losses of approximately $0.5 million, (iii) the decrease in accounts receivable of approximately $1.8 million, and (iv) the decrease in deposits, prepayments, other receivables and customer deposits of approximately $0.3 million, and was partially offset by (a) the decrease in accounts payables and accrued liabilities of approximately $0.5 million, and (b) the decrease in balances with related parties of approximately $2.4 million and (c) the decrease in provision of tax payables of approximately $0.03 million.

Cash flows from investing activities

For the financial year ended December 31, 2024, our net cash used in investing activities was approximately $0.8 million, primarily consisting of the purchase of property, plant and equipment of approximately $0.8 million.

For the financial year ended December 31, 2023, our net cash used in investing activities was approximately $0.5 million, primarily consisting of the purchase of property, plant and equipment of approximately $0.5 million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the financial year ended December 31, 2024, our net cash used in financing activities was approximately $0.6 million, which mainly consisted of the proceeds of bank loans of approximately $3.1 million, issuance of new shares of approximately $5.9 million, lease liabilities of approximately $0.4 million and the repayment of balance with related parties of $9.2 million.

For the financial year ended December 31, 2023, our net cash used in financing activities was approximately $1.5 million, which mainly consisted of the repayment of bank loans of approximately $1.3 million, lease liabilities of approximately $0.2 million.

Accounts receivable, net

Our net accounts receivable decreased by approximately $0.3 million to approximately $14.3 million as of December 31, 2024 from approximately $14.6 million as of December 31, 2023. The increase was primarily attributable to an overall increase in sales during the financial year ended December 31, 2024.

We did not charge any interest on or hold any collateral as security over these accounts receivable balances. We generally offer credit periods of 30 to 720 days to our customers in respect of the manufacture and sale of On-Highway products and Off-Highway industrial products, whereas our customers will be offered credit terms of 30 to 365 days in respect of the provision of repair and other ancillary services. We have a number of longstanding clients who have an established credit history with us who may take over 120 days to pay their invoices. We have not had, and do not expect to have, issues collecting payment from these longer aging invoices.

The following table sets forth the ageing analysis of our accounts receivable, net, based on the invoiced date as of the dates mentioned below:

	As of December 31,
	2024	2023
	$’000	$’000

Within 30 days	5,952	4,474
Between 31 and 60 days	1,429	1,386
Between 61 and 90 days	524	527
Between 91 and 120 days	463	488
Between 121 and 365 days	1,373	2,174
Over 365 days	4,536	5,501

Total accounts receivable, net	14,277	14,550

Movements in the provision for impairment of accounts receivable are as follows:

	As of December 31,
	2024	2023
	$’000	$’000

Opening balance	798	530
Additions	907	251
Foreign exchange translation adjustment	(40)	17

Closing balance	1,665	798

We have a policy for determining the allowance for impairment based on the evaluation of collectability and aging analysis of accounts receivable and on management’s judgement, including the change in credit quality, the past collection history of each customer and the current market condition.

The loss allowance for accounts receivable related to a general provision for accounts receivable applying the simplified approach to providing for expected credit loss(es) (the “ECL(s)”). Credit risk grades are defined using qualitative and quantitative factors that are indicative of the risk of default. An ECL rate is calculated based on historical loss rates of the industry in which our customers operate and ageing of the accounts receivable.

During the financial year ended December 31, 2024 and 2023, other than the loss allowance provision discussed above, an impairment loss of approximately $0.9 million was provided for amounts that were past due.

Accounts payable

The general credit terms from our major suppliers are payment within 90 days. Our accounts payable remained at approximately $4.6 million as of December 31, 2024 and 2023, respectively. We generally pay our accounts payable within 30 days of receipt of invoice.

We did not have any material default in payment of accounts payable during the financial year ended December 31, 2024 and 2023.

Material Cash Requirements

Our cash requirements consist primarily of day-to-day operating expenses, capital expenditures and contractual obligations with respect to facility leases and other operating leases. We lease all our office facilities. We expect to make future payments on existing leases from cash generated from operations. We have limited credit available from our major vendors and are required to prepay for the majority of our inventory purchases, which further constrains our cash liquidity.

We had the following contractual obligations and lease commitments as of December 31, 2024:

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years
	$’000	$’000	$’000	$’000

Operating leases commitment	545	365	180	-
Bank loans repayment	19,855	17,968	1,887	-

Total obligations	20,400	18,333	2,067	-

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the Public Offering.

Bank Indebtedness

Bank indebtedness	Terms of repayments	Annual interest rate	As of December 31,
			2024	2023
			$’000	$’000

Term loans	2 to 10 years	2.00-3.75%	3,019	2,139
Trust receipts	Within 12 months	1.65-7.25%	16,172	13,953
Revolving loan	Within 12 months	2.50%	664	685

Total			19,855	16,777

As of December 31, 2024 and 2023, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 1.65% to 7.25% and are repayable in 1 month to 10 years.

The Company’s bank borrowings currently are guaranteed by personal guarantees from CE Neo, Jimmy Neo, Edward Neo, CK Neo a corporate guaranty from Soon Aik Global Pte Ltd and the property under Soon Aik Global Pte Ltd at 48 Toh Guan Road East #01-101 Singapore 608586. We will seek a waiver for future guarantees following the completion of the Public Offering.

Capital commitments

As of December 31, 2024 and 2023, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2024, we have not entered into any material off-balance sheet transactions or arrangements.

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholders’ equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Critical Accounting Policies and Estimates

Our financial statements and accompanying notes have been prepared in accordance with U.S. GAAP. The preparation of these financial statements and accompanying notes requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. While our significant accounting policies are more fully described in Note 2 to the consolidated financial statements included elsewhere in this Annual Report, we believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

We are an “emerging growth company” as defined under the federal securities laws and, as such, will be subject to reduced public company reporting requirements. Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. We have elected to take advantage of the extended transition period for complying with new or revised accounting standards and acknowledge such election is irrevocable pursuant to Section 107 of the JOBS Act. As a result of our election, our financial statements may not be comparable to those of companies that comply with public company effective dates.

●	Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates in the period include the allowance for current expected credit losses on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets, and impairment of long-lived assets.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the date of the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar or “US$” and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore and Malaysia, maintain their books and record in their local currency, Singapore Dollar or “S$” and Malaysian Ringgit or “MYR” respectively, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash and cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore and Malaysia. There are no material accounts of the Company or any subsidiary in other jurisdictions.

●	Restricted Cash

Restricted cash held by foreign subsidiaries relate to fixed deposits within or more than twelve months that also serve as security deposits and guarantees under the banking facilities.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

●	Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

●	Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	3 years
Leasehold improvement	3-5 years
Tools and equipment	3-8 years
Furniture, fixtures and fittings	8 years
Office equipment	5-7 years
Computer equipment	3 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

●	Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property, plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

●	Revenue Recognition

The Company receives some of its sales of goods from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

The majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoiced; and
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

●	Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial years ended December 31, 2024 and 2023.

●	Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs.

●	Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled.

●	Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

●	Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

●	Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore and Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2024 and 2023, approximately $0.4 million and approximately $0.3 million contributions were made respectively.

●	Segment Reporting

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2024 and 2023, the Company has two reporting business segments.

●	Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

●	Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

●	Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, and accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onward, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, bank and cash balances of approximately $1.7 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $1.9 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for current expected credit losses is based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

●	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

●	Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;
●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and
●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Recent Accounting Pronouncements

The Company is an “emerging growth company” (the “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, the EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company’s management does not believe the adoption of ASU 2023-07 will have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

Impact of Inflation

According to the Monetary Authority of Singapore (the “MAS”), the year-over-year percentage changes in the consumer price index for 2024 and 2023 were 2.4% and 4.2%, respectively as reported by the MAS at https://www.mas.gov.sg/news/monetary-policy-statements/2025/mas-monetary-policy-statement-24jan25. The MAS core inflation as of December 31, 2024 was 1.9% and barring unforeseen circumstances, we expected to not continue to increase. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our Directors believe that there is no apparent seasonality factor affecting the industry that our Group is operating in.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically twelve months and interest rates are subject to change upon renewal.

Credit Risk

Credit risk is controlled by the application of credit approvals, limits and monitoring procedures. We manage credit risk through in-house research and analysis of the relevant economy and the underlying obligors and transaction structures. We identify credit risk collectively based on industry, geography and customer type. In measuring the credit risk of our sales to our customers, we mainly reflect the “probability of default” by the customer on its contractual obligations and consider the current financial position of the customer and the current and likely future exposures to the customer.

Liquidity Risk

We are also exposed to liquidity risk, which is risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we will turn to financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Foreign Exchange Risk

Our reporting currency is the U.S. dollar, and almost all of our consolidated revenues and consolidated costs and expenses are denominated in Singapore Dollars (“S$”) and Japanese Yen (“JPY”). Our assets are denominated primarily in Singapore Dollars As a result, we are exposed to foreign exchange risk as our revenues and results of operations may be affected by fluctuations in the exchange rate between the US$ and S$ and JPY. If the S$ and JPY depreciates against the US$, the value of our S$ revenues and JPY revenues, earnings and assets as expressed in our US$ financial statements will decline. We have not entered into any hedging transactions in an effort to reduce our exposure to foreign exchange risk.

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Executive Directors, and Independent Directors and Executive Officers:

Name	Age	Title

Executive Directors:
Jimmy Neo	61	Executive Director and Chief Executive Officer
Edward Neo	58	Executive Director and Deputy Chief Executive Officer

Independent Directors:
Yee Yen Han	69	Independent Director Nominee
Chin Chye Koh	68	Independent Director Nominee
Gang Wong	53	Independent Director Nominee

Executive Officers:
Jimmy Neo	61	Executive Director and Chief Executive Officer
Edward Neo	58	Executive Director and Deputy Chief Executive Officer
CK Neo	56	Chief Operating Officer
Li Hoon Lee	51	Chief Financial Officer

No arrangement or understanding exists between any such Director or Executive Officer and any other persons pursuant to which any Director or Executive Officer was elected as a Director or Executive Officer. Our Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of our Board.

Our Independent Directors are elected annually and serve until their successors take office or until their death, resignation or removal. The Executive Officers serve at the pleasure of the board of Directors.

Executive Directors:

Mr. Chin Heng Neo (“Jimmy Neo”) is an Executive Director and Chief Executive Officer of our Group. He was appointed as a director on February 14, 2022. Jimmy Neo is responsible for the Off-Highway Business of our Group conducted through INNEOVA Industrial.

He has more than 25 years of experience in the Off-Highway Business. Between 1984 and 1993, Jimmy Neo was an army officer with the Singapore Armed Forces. In 1993, he joined INNEOVA Automotive and established work processes and sales channels to include export, wholesale, retail and service/repairs. In September 1999, Jimmy Neo was appointed the managing director of INNEOVA Industrial when the company was set up to expand its product offerings and to cater to different industries. INNEOVA Industrial has later grown to be a reliable distributor and supplier of industrial spare parts. Jimmy Neo is an executive committee member of the Business Leaders Alumni Club in Singapore. He was appointed as a director of INNEOVA Automotive and Autozone (S) in 2022.

Jimmy Neo graduated with a Bachelor of Science (Industrial Engineering) degree from The University of Oklahoma, USA in May 1990 and a Technical Diploma in Production Engineering from Singapore Polytechnic in May 1984.

Mr. Chin Aik Neo (“Edward Neo”) is an Executive Director and Deputy Chief Executive Officer of our Group. He was appointed as a director on February 14, 2022. Edward Neo is responsible for overseeing the On-Highway Business of our Group conducted through INNEOVA Automotive and its subsidiaries.

Edward Neo has more than 30 years of experience in the On-Highway Business. Edward Neo started his career as a sales executive with INNEOVA Automotive in 1986 where he was involved in the sales of automotive parts. In 1991, he joined Great Eastern Life Assurance Co. Ltd. to be a career agent where he was involved in sales of insurance policies. In 1995, he re-joined our Group and has since been in-charge of the operations and product development activities of our automotive business segment. He was instrumental in the development of our in-house specialty brands such as VETTO for brakes, REV-1 for lubricants and NUTEQ for steering & suspension parts etc. In December 2009, Edward Neo became a director of Autozone (S) when it was incorporated to take over the retail business in the supply of automotive aftermarket spare parts and accessories. He was appointed as a director of INNEOVA Automotive in 2010 and as a director of INNEOVA Industrial in 2022.

Edward Neo holds GCE Ordinary Level qualifications.

Independent Directors:

Mr. Yee Yen Han (“Mr. Han”) is an independent non-executive director appointed as a director as of September 30, 2024. Mr. Han will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Han has over 41 years of experience in auditing, accounting, and financial management as a financial controller in different industries. From October 2010 to December 2014, Mr. Han was the group chief financial officer in Jubilee Industries Holdings Ltd., a company whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: NHD). From December 2014 to July 2015, Mr. Han was the group financial controller of 800 Super Holdings Limited, a company whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From September 2015 to March 2019, Mr. Han was the group financial controller of Kee Song Food Corporation (S) Pte Ltd, a subsidiary of Kee Song Bio-Technology Holdings Limited, a company whose shares are listed on the Taiwan Stock Exchange Corporation (stock code 1258), where he was responsible for handling the group’s financial and accounting matters, ensuring compliance with the Taiwan listing rules and regulations and overseeing the IT department. Since April 2019, Mr. Han works at Y Y Han Management Enterprise as a sole proprietor, where he provides accounting and finance services to small and medium-sized enterprises clients. From June 2024, Mr. Han is the chief financial officer of SKK Holdings Limited (stock code: SKK), a Singapore-based public company listed on the Nasdaq Capital Market. Since October 2024, he has served on the board of directors of JBDI Holdings Limited (stock code: JBDI), a Singapore-based public company listed on the Nasdaq Capital Market, where he serves as chair of audit committee, and as a member of the compensation committee and nomination committee.

Mr. Han obtained a Bachelor of Commerce (Accountancy) in Nanyang University of Singapore in June 1979. Mr. Han is also a Fellow Chartered Accountant of Singapore since July 2013 and a fellow of the Institute of Certified Public Accountants of Singapore since November 2004.

Mr. Chin Chye Koh (“Mr. Koh”) is an independent non-executive director appointed as a director as of September 30, 2024. Mr. Koh will serve as chairman of the nomination committee and as a member of the audit and compensation committees.

Mr. Koh has over 33 years of experience in managing and advising companies manufacturing engines, generators and related accessories and energy and power related projects. His career began in Cummins Inc. in March 1988, where he started as a country manager in Cummins Sales and Services Singapore Pte Ltd. He then worked in the market segment and later the sales and distribution segment. He retired after working in Cummins Inc. for 30 years, and last held the position of general manager, joint ventures. From August 2018 to July 2021, he was a consultant at Vpower Group International Holdings Limited, a company listed on The Stock Exchange of Hong Kong Limited (stock code: 1608). Since July 2020, he is a consultant at Solomon Technology Corporation, a company listed on the Taiwan Stock Exchange Corporation (stock code: 2359).

Mr. Koh is a chartered mechanical engineer certified by the Institution of Mechanical Engineers since March 1984. He is also a chartered engineer (electrical) certified by the Institution of Engineering and Technology (formerly known as the Institution of Electrical Engineers). Mr. Koh obtained a Master of Business Administration in University of Strathclyde in the United Kingdom in 1994. He further obtained an Executive Master of Business Administration in 2001 from the partnership between Kellogg School of Management at Northwestern University and the Hong Kong University of Science and Technology.

Mr. Gang Wong (“Mr. Wong”) is an independent non-executive director appointed as a director as of September 30, 2024. Mr. Wong will serve as chairman of the compensation committee and a member of the audit and nomination committees.

Mr. Wong has over 25 years of experience in legal professional services, advising clients on transactions relating to corporate merger and acquisitions, capital markets and initial public offerings. He worked as a legal associate in Shook Lin & Bok LLP from May 1996 to April 1998 and Ang & Partners from July 1998 to January 2000. He re-joined Shook Lin & Bok LLP in February 2000 as a legal associate and has been a partner since January 2002, Mr. Wong is currently a partner and the Head of China Desk in Shook Lin & Bok LLP.

Mr. Wong also held the position as a director in several listed companies in Singapore. From August 2010 to February 2020, he was an independent non-executive director in Renewable Energy Asia Group Limited, a company engaged in the investment and development of renewable energy and whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From June 2012 to October 2018, he was an independent non-executive director in First REIT Management Limited (formerly known as Bowsprit Capital Corporation Limited), the manager of First Real Estate Investment Trust, a real estate investment trust of hospitals and nursing homes and whose shares are listed on the Mainboard of the Singapore Exchange Securities Trading Limited (stock code: AW9U). Since November 2006, Mr. Wong has been an independent non-executive director in JEP Holdings Ltd (formerly known as Alantac Technology Ltd), a company specializing in aerospace engineering and machining and whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: 1J4). Since May 2019, Mr. Wong has been an independent non-executive director of Tianjin Pharmaceutical Da Ren Tang Group Corporation Limited (formerly known as Tianjin Zhong Xin Pharmaceutical Group Corporation Limited), a company engaged in the manufacturing and distribution of traditional Chinese medicine and pharmaceutical products and whose shares are listed on the Mainboard of the Singapore Exchange Securities Trading Limited (stock code: T14) and the Shanghai Stock Exchange (stock code: 600329). Since April 2023, he has served on the board of directors of Multi Ways Holdings Limited, a Singapore-based public company listed on the New York Stock Exchange American exchange (stock code: MWG), where he serves as chair of compensation committee, and as a member of the audit committee and nomination committee.

Mr. Wong obtained a Bachelor of Laws Honors degree in the National University of Singapore in July 1995. He has been admitted as an advocate and solicitor at the Supreme Court of Singapore since May 1996.

Executive Officers:

Mr. Ching Kiat Neo (“CK Neo”) is our Chief Operating Officer, responsible for our Group’s supply chain and retail business. He started his career in 1993 with INNEOVA Automotive in charge of accounting and sales functions. In January 1995, when the partnership was converted into a private limited company, CK Neo was appointed as a director of INNEOVA Automotive. In December 2009, he became a director of Autozone (S) when the company was incorporated to take over the retail business in the supply of automotive aftermarket parts and accessories. Subsequently, in September 2010, he resigned from his directorship in INNEOVA Automotive to focus on the retail business of INNEOVA Automotive. In 2022, he resigned his directorship in Autozone (S).

CK Neo graduated with a Bachelor of Accountancy degree from Nanyang Technological University in July 1993.

Ms. Li Hoon Lee (“Ivy Lee”) is our Chief Financial Officer, responsible for our Group’s finance and accounting functions, including treasury, financial planning, credit management, tax and risk management, and other general corporate and administrative functions of our Group.

Ivy Lee has over 27 years of experience in managing finance and accounting matters in businesses. In 1994, she started her career as an audit assistant at Ahmad Zaki Association, a public accounting firm in Malaysia. In March 1996, she joined Tat Lee Bank Ltd as a customer service assistant in the accounts department. In February 2000, Ms. Lee joined Sin Thai Hin Holdings Pte Ltd as an accounts executive responsible for the group’s finance and accounting functions. In May 2004, she joined our Group as an accounts executive and risen to finance manager where she was responsible for our finance and accounting functions. In April 2015, she was promoted to Financial Controller.

Ivy Lee is an associate member of the Institute of Singapore Chartered Accountants and the Association of Chartered Certified Accountants, United Kingdom. She holds a London Chamber of Commerce and Industry (LCCI) Third Level Group Diploma in Management Accounting in 1994 and completed Professional Part 1 of the Association of Chartered Certified Accountants examinations in June 2005.

Committees of the Board of Directors

Our board of Directors has an audit committee, a compensation committee and a nomination committee, each of which operate pursuant to a charter adopted by our board of Directors. The board of directors may also establish other committees from time to time to assist our company and the board of Directors. The composition and functioning of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq Capital Market and the SEC rules and regulations, if applicable. Each committee’s charter are available on our website at www.inneova.co. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

Audit committee

Mr. Han, Mr. Koh, and Mr. Wong serve on the audit committee, which is chaired by Mr. Han. Our board of Directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq Capital Market, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of Directors has designated Mr. Han as an “audit committee financial expert,” as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;
●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;
●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;
●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;
●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;
●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
●	preparing the audit committee report required by the SEC rules to be included in our annual proxy statement;
●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and
●	reviewing earnings releases.

Compensation committee

Mr. Wong, Mr. Han, and Mr. Koh serve on the compensation committee, which is chaired by Mr. Wong. The compensation committee’s responsibilities include:

●	evaluating the performance of our Directors and Chief Executive Officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of Directors the cash compensation of our Directors and Chief Executive Officer, and (ii) reviewing and approving grants and awards to our Directors and Chief Executive Officer under equity-based plans;
●	reviewing and recommending to the board of Directors the cash compensation of our other Executive Officers and members of senior management;
●	reviewing and establishing our overall management compensation, philosophy and policy;
●	overseeing and administering our compensation and similar plans;
●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq Capital Market rules;
●	retaining and approving the compensation of any compensation advisors;
●	reviewing and approving our policies and procedures for the grant of equity-based awards;
●	reviewing and recommending to the board of Directors the compensation of our Directors; and
●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination committee

Mr. Koh, Mr. Han, and Mr. Wong serve on the nomination committee, which is chaired by Mr. Koh. Our board of Directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq Capital Market rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of Director’s criteria for board and committee membership;
●	establishing procedures for identifying and evaluating Director candidates, including nominees recommended by stockholders; and
●	reviewing the composition of the board of Directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of Directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of Directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Foreign Private Issuer Status

The Nasdaq Capital Market listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq Capital Market. The application of such exceptions requires that we disclose each Nasdaq Capital Market corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq Capital Market corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq Capital Market in respect of the following:

●	the majority independent director requirement under Section 5605(b)(1) of the Nasdaq Capital Market listing rules;
●	the requirement under Section 5605(d) of the Nasdaq Capital Market listing rules that a compensation committee comprised solely of independent directors governed by a compensation committee charter oversee executive compensation;
●	the requirement under Section 5605(e) of the Nasdaq Capital Market listing rules that director nominees be selected or recommended for selection by either a majority of the independent directors or a nominations committee comprised solely of independent directors;
●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq Capital Market listing rules; and
●	the requirement under Section 5605(b)(2) of the Nasdaq Capital Market listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

Code of Conduct and Code of Ethics

We adopted a written code of business conduct and ethics that applies to our Directors, Executive Officers, and employees, including our Chief Executive Officer, Chief Financial Officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at www.inneova.co. The information on our website is deemed not to be incorporated in this Annual Report or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers, and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of the Nasdaq Capital Market.

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our Directors and Executive Officers during the financial years ended December 31, 2024, 2023 and 2022. Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the year under which such bonus was paid as determined by our Compensation Committee. The Company does not have a profit sharing or equity incentive plan.

	Summary Compensation Table
	Compensation Paid
Name and Principal Position	Year	Salary/Fees (S$)	Bonus (S$)	Other Compensation(1) (S$)

Jimmy Neo, Chief Executive Officer	2024	180,000	15,000	21,167
	2023	173,250	15,000	12,928
	2022	148,000	12,750	11,865

Edward Neo, Deputy Chief Executive Officer	2024	165,000	13,750	22,466
	2023	162,000	13,750	12,610
	2022	147,900	12,750	11,865

CK Neo, Chief Operating Officer	2024	144,000	12,000	25,900
	2023	141,000	12,000	18,564
	2022	132,000	11,000	18,190

Ivy Lee, Chief Financial Officer	2024	132,000	24,200	25,340
	2023	123,000	31,000	17,340
	2022	93,000	8,000	13,600

Yee Yen Han, Independent Director	2024	5,645	-	-
	2023	-	-	-
	2022	-	-	-

Chin Chye Koh, Independent Director	2024	4,516	-	-
	2023	-	-	-
	2022	-	-	-

Gang Wong, Independent Director	2024	4,516	-	-
	2023	-	-	-
	2022	-	-	-

(1) Other compensation includes allowances and employer’s contribution to the Central Provident Fund.

Directors’ Agreements

Each of our independent directors has entered into a Director’s Agreement with the Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

Under the Directors’ Agreements, the initial annual salary that is payable to each of our independent directors is as follows:

Name of Director	Compensation (S$)

Yee Yen Han	30,000
Chin Chye Koh	24,000
Gang Wong	24,000

* Our Directors who are employees will receive their salaries as such, but no additional compensation for also serving as a director. See “Summary Compensation Table” above.

In addition, our Directors will be entitled to participate in such share option scheme as may be adopted by the Company, as amended from time to time. The number of options granted, and terms of those options will be determined from time to time by a vote of the Board, provided that each Director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that Director.

Other than as disclosed above, none of our Directors have entered into a service agreement with our Company or any of our subsidiaries that provides for benefits upon termination of employment.

Compensation Recovery Policy

On May 1, 2025, our board adopted a compensation recovery policy, also known as a Clawback Policy (the “Policy”) permitting the Company to seek the recoupment of incentive compensation received by any of the Company’s current and former executive officers (as determined by our board in accordance with Section 10D of the Exchange Act and the Nasdaq rules) and such other senior executives/employees who may from time to time be deemed subject to the Policy by the board (collectively, the “Covered Executives”). The amount to be recovered will be the excess of the incentive compensation paid to the Covered Executive based on the erroneous data over the incentive compensation that would have been paid to the Covered Executive had it been based on the restated results, as determined by our board. If our board cannot determine the amount of excess incentive compensation received by the Covered Executive directly from the information in the accounting restatement, then it will make its determination based on a reasonable estimate of the effect of the accounting restatement. Refer to Exhibit 97.1 of this Annual Report for the Company’s Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following table sets forth information regarding the beneficial ownership of our share capital by:

●	each person, or group of affiliated persons, known by us to beneficially own more than 5.0% of our shares;
●	each of our named Executive Officers;
●	each of our Directors; and
●	all of our current Executive Officers and Directors as a group.

Applicable percentage ownership is based on 9,875,000 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is 14 Ang Mo Kio Street 63, Singapore 569116.

	Shares Beneficially Owned as of the date of this Annual Report		Shares Beneficially Owned after this Annual Report
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Directors and Officers:

Jimmy Neo(1)	1,977,250	20.025	1,977,250	20.025
Edward Neo(1)	1,977,250	20.025	1,977,250	20.025
CK Neo(1)	1,977,250	20.025	1,977,250	20.025

Independent Directors:
Yee Yen Han	-	-	-	-
Chin Chye Koh	-	-	-	-
Gang Wong	-	-	-	-

5% or Greater Shareholders:
CE Neo(1)	1,977,250	20.025	1,977,250	20.025

Total	7,909,000	80.100	7,909,000	80.100

(1) These shares are held by Soon Aik Global Pte Ltd, which is owned by CE Neo, Jimmy Neo, Edward Neo and CK Neo, each respectively holding a 25.0% interest.

Related Party Transactions

We have adopted an audit committee charter, which requires the committee to review all related-party transactions on an ongoing basis and all such transactions be approved by the committee on a going forward basis.

Set forth below are related party transactions of our Company for the financial years ended December 31, 2024, 2023 and 2022, which are identified in accordance with the rules prescribed under Form 20-F and may be considered as related party transactions under Singapore law, and which reflects all related party transactions as of the date of this Annual Report.

Related Party Shareholdings

In 2022, the Company issued a one-time dividend of approximately US$1.5 million to the shareholders and in 2021, INNEOVA Automotive and INNEOVA Industrial issued a one-time dividend of approximately $13.6 million to Soon Aik Global Pte Ltd.

Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte Ltd (“EU Holdings”), which in turn is the parent entity of EU Group Pte Ltd (“EU Group”):

(1)	EU Group is the property owner of 14 Ang Mo Kio Street 63 Singapore 569116, which is used by INNEOVA Automotive and INNEOVA Industrial as corporate headquarters and to manage their respective businesses. Through the Logistics Services Agreement dated January 1, 2020 between EU Group and INNEOVA Automotive and the Logistics Services Agreement dated January 1, 2020 between EU Group and INNEOVA Industrial, both INNEOVA Automotive and INNEOVA Industrial are able to use the office space at 14 Ang Mo Kio Street 63 Singapore 569116, and EU Group manages warehouse storage, fleet transportation and general logistics services for INNEOVA Automotive and INNEOVA Industrial, respectively. Both agreements have a term of two years that have auto-renewed for a third year. The total annual estimated value of the logistics agreement with INNEOVA Automotive is S$360,000 and of the logistics agreement with INNEOVA Industrial is S$372,000. We believe that the terms of these agreements are on market terms and similar to what would be obtained from third-party as an arms-length transaction. The Logistics Services Agreements between EU Group and INNEOVA Automotive, and EU Group and INNEOVA Industrial, respectively, both INNEOVA Automotive and INNEOVA Industrial are able to use the office space at 14 Ang Mo Kio Street 63 Singapore 569116 had been renewed on January 1, 2023 for a period of another two (2) years with auto renewal for 1 year.
(2)	EU Holdings is the parent entity of Jurong Barrels & Drums Industries Pte Ltd, which manages a recycling and waste management business that re-conditions used drums and barrels, and which receives nominal payments (less than $1,000 per year) from transactions with the Company.

Our Group has ordinary course dealings with two entities in which CE Neo has an interest. These interests are described here:

(3)	CE Neo is the sole owner of an entity called Soon Aik Holdings Pte Ltd (“SA Holdings”) and N-United Pte Ltd (“N-United”) in Singapore, which in turn are sole owners of the following entities, which entities facilitate our Group’s sales in Australia and Indonesia. SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd, and Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia.
(4)	Soon Aik Global Pte Ltd (“Soon Aik”), the controlling shareholder of INNEOVA, in turn is also the parent entity of INNEOVA Engineering Pte Ltd, Auto Saver Pte Ltd (“Auto Saver”) and Fleetzone Autoparts (M) Sdn Bhd (“Fleetzone”). Auto Saver oversees three automotive service workshops in Singapore. Power Trans manages the Allison brand of transmissions and related spare-parts. Fleetzone manages the property in Malaysia which is leased to INNEOVA Malaysia. Soon Aik is also an investment holding entity and property owner, which rents properties to INNEOVA Automotive for their retail businesses.

Sales, sundry income, cost of sales and expenses for the related entities above for the financial year ended December 31, 2024, 2023 and 2022 were:

	Financial Years ended December 31,
	2024	2023	2022
Nature of transactions	$’000	$’000	$’000

Sale of products
- INNEOVA Engineering Pte Ltd(3)	1,181	1,000	115
- Spare-Parts Zone (Australia) Pty Ltd(2)	554	289	511
- Branded Filters Pty Ltd(2)	658	633	1,352
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	*	1
- Auto Saver Pte Ltd(3)	231	243	227
- PT Heavy Machindo Diesel(2)	644	882	514
- Oceania Power & Solutions Pty Ltd(2)	69	179	49
- Soon Aik Global Pte Ltd(3)	*	*	1

Sundry income
- INNEOVA Engineering Pte Ltd (3)	22	21	24
- Spare-Parts Zone (Australia) Pty Ltd(2)	-	-	1
- Branded Filters Pty Ltd(2)	*	-	4
- Auto Saver Pte Ltd(3)	*	4	1
- Oceania Power & Solutions Pty Ltd(2)	25	25	25
- PT Heavy Machindo Diesel(2)	-	*	*
- Soon Aik Global Pte Ltd(3)	*	*	*

Purchases
- INNEOVA Engineering Pte Ltd (3)	724	531	630
- Branded Filters Pty Ltd(2)	99	490	*
- PT Heavy Machindo Diesel(2)	1,334	1,293	577
- Oceania Power & Solutions Pty Ltd(2)	62	176	30
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	1	1
- Auto Saver Pte Ltd(3)	-	-	2

Expenses
- EU Group Pte Ltd(1)	549	545	530
- Branded Filters Pty Ltd(2)	*	8	*
- Oceania Power & Solutions Pty Ltd(2)	*	2	*
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	*	1
- INNEOVA Engineering Pte Ltd (3)	25	25	16
- Soon Aik Global Pte Ltd(3)	150	151	196
- Auto Saver Pte Ltd(3)	310	332	318
- Fleetzone Autoparts (M) Sdn Bhd(3)	28	22	24
- PT Heavy Machindo Diesel(2)	*	-	-
- N-United Pte Ltd(2)	12	-	-

* These are related to the figures which are immaterial.

The related parties are controlled by the common directors of the Company as follows:

(1)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte Ltd, which in turn is the parent entity of EU Group Pte Ltd and Jurong Barrels & Drums Industries Pte Ltd.
(2)	CE Neo is the sole owner of an entity called Soon Aik Holdings Pte Ltd (“SA Holdings”) and N-United Pte Ltd (“N-United”) in Singapore, which in turn are sole owners of the following entities, which entities facilitate our Group’s sales in Australia and Indonesia. SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd, and Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia.
(3)	Soon Aik Global Pte Ltd (“Soon Aik”), the controlling shareholder of INNEOVA, in turn is also the parent entity of INNEOVA Engineering Pte Ltd, Auto Saver Pte Ltd (“Auto Saver”) and Fleetzone Autoparts (M) Sdn Bhd (“Fleetzone”). Auto Saver oversees three automotive service workshops in Singapore. Power Trans manages the Allison brand of transmissions and related spare-parts. Fleetzone manages the property in Malaysia which is leased to INNEOVA Malaysia. Soon Aik is also an investment holding entity and property owner, which rents properties to INNEOVA Automotive for their retail businesses.

*	These are related to the figures which are immaterial.

The shareholders of Soon Aik Global Pte Ltd, CE Neo, Jimmy Neo, Edward Neo and CK Neo, also provide corporate and personal guarantees for bank credit facilities.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

LEGAL PROCEEDINGS

Not Applicable

ITEM 8. FINANCIAL INFORMATION

Financial Statements

Our Consolidated Financial Statements are set forth under Item 18. - “Financial Statements.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

On October 22, 2024, the Company completed its initial public offering of 875,000 Ordinary Shares at a public offering price of US$8.00 per share (the “Public Offering”). Total net proceeds to the Company from the Public Offering, after deducting discounts, expenses allowance and expenses, were approximately $4.9 million. The Ordinary Shares began trading on October 23, 2024 on the Nasdaq Capital Market under the ticker symbol “SAG.” As announced on April 1, 2025, our shareholders approved changing our name to INNEOVA Holdings Limited, which name change was effective on April 28, 2025, at which time our shares began trading under the Nasdaq symbol “INEO.”

History of Ordinary Shares Issuance

The following is a summary of our securities issuances in the past three years.

During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter were involved in these issuances of securities.

Pursuant to a group reorganization on September 29, 2022, the Registrant issued an aggregate of 8,915,625 Ordinary Shares, par value US$0.001, as follows:

Securities/Purchaser	Date of Sale or Issuance	Number of Securities	Consideration
Soon Aik Global Pte Ltd, a company incorporated in Singapore with its address at 14 Ang Mo Kio Street 63 Singapore 569116	September 29, 2022	8,915,624 Ordinary Shares	951 shares of INNEOVA Group
Celestial Horizon Holdings Limited, a company incorporated in the British Virgin Islands with its registered address at Vistra Corporate Services Centre Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands	September 29, 2022	459,375 Ordinary Shares	49 shares of INNEOVA Group

On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each. On January 5, 2024 and January 18, 2024, Soon Aik surrendered in aggregate 9,272,250 ordinary shares to the Company. Celestial surrendered in aggregate 477,740 ordinary shares to the Company.

On October 22, 2024, the Company completed its initial public offering of 875,000 Ordinary Shares at a public offering price of US$8.00 per share (the “Public Offering”). Total net proceeds to the Company from the Public Offering, after deducting discounts, expenses allowance and expenses, were approximately $4.9 million.

Transfer Agent

The transfer agent and registrar for the ordinary shares of the Company is VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598; telephone: 212-828-8436, toll-free: 855-9VSTOCK; Facsimile: 646-536-3179.

ITEM 10. ADDITIONAL INFORMATION

We are a Cayman Islands exempted company and our affairs are governed by our Memorandum and Amended and Restated Articles of Association and the Companies Act (as revised) of the Cayman Islands, which we refer to as the Companies Act (as revised) below, and the common law of the Cayman Islands.

As of the date of this Annual Report, our authorized share capital is US$100,000 divided into 200,000,000 shares, par value US$0.0005 each. As of the date of this report, 9,875,000 ordinary shares are issued and outstanding.

The following are summaries of certain material provisions of our Memorandum and Amended and Restated Articles of Association and the Companies Act (as revised) insofar as they relate to the material terms of our Ordinary Shares.

Our Memorandum and Amended and Restated Articles of Association

The following are summaries of material provisions of the Memorandum and Amended and Restated Articles of Association and of the Companies Act (as revised), insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our Memorandum and Amended and Restated Articles of Association, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act (as revised).

Ordinary Shares. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to a bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of Directors. Our Memorandum and Amended and Restated Articles of Association provide that dividends may be declared and paid out of the funds of our Company lawfully available therefor. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorised representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

Major shareholders are not entitled to any additional voting rights other than those already provided by Ordinary Shares.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Amended and Restated Articles of Association, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

Provisions regarding Directors.

●	Directors must disclose the nature of their interest in any contract or arrangement in which they have an interest that would reasonably be likely to affect a Director’s status as an Independent Director, or that would constitute a “related party transaction” requires the approval of the Audit Committee. If so approved, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.
●	The Directors shall receive such remuneration as the Board may from time to time determine. Directors are entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of the Board or committees of the board or general meetings or separate meetings of any class of shares or of debenture of the Company or otherwise in connection with the discharge of duties as a Director.

●	The Board may exercise all the powers of the Company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital of the Company and, subject to the Act, to issue debentures, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of the Company or of any third party.
●	There is no age limit requirement to be a Director, nor a retirement or non-retirement age limit.
●	No Director shall be required to hold any shares of the Company by way of qualification and a Director who is not a Member shall be entitled to receive notice of and to attend and speak at any general meeting of the Company and of all classes of shares of the Company.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act (as revised) to call shareholders’ annual general meetings. Our Memorandum and Amended and Restated Articles of Association provide that we shall, if required by the Companies Act (as revised), in each year hold a general meeting as our annual general meeting, and shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our Directors. All general meetings (including an annual general meeting, any adjourned general meeting or postponed meeting) may be held as a physical meeting at such times and in any part of the world and at one or more locations, as a hybrid meeting or as an electronic meeting, as may be determined by our board of Directors in its absolute discretion.

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

The Companies Act (as revised) does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Memorandum and Amended and Restated Articles of Association provide that upon the requisition of any one or more of our shareholders holding shares which carry in aggregate not less than one-third of all votes attaching to the issued and outstanding shares of our Company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our Memorandum and Amended and Restated Articles of Association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or in a form designated by the relevant stock exchange or any other form approved by our board of Directors. Notwithstanding the foregoing, ordinary shares may also be transferred in accordance with the applicable rules and regulations of the relevant stock exchange.

Our board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our Directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the relevant stock exchange, be suspended and the register closed at such times and for such periods as our board of Directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our Company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, such the assets will be distributed so that, as nearly as may be, the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of Directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of Directors. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of Directors. Under the Companies Act (as revised), the redemption or repurchase of any share may be paid out of our Company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act (as revised) no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our Company is divided into different classes the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our post-offering Memorandum and Amended and Restated Articles of Association authorizes our board of Directors to issue additional ordinary shares from time to time as our board of Directors shall determine, to the extent of available authorized but unissued shares.

Our Memorandum and Amended and Restated Articles of Association also authorize our board of Directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including, among other things:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights and voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of Directors may issue preference shares without action by our shareholders to the extent of available authorized but unissued shares. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Memorandum and Amended and Restated Articles of Association have provisions that provide our shareholders the right to inspect our register of shareholders without charge, and to receive our annual audited financial statements. See “Where You Can Find Additional Information.”

Anti-Takeover Provisions. Some provisions of our Memorandum and Amended and Restated Articles of Association may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of Directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our Directors may only exercise the rights and powers granted to them under our Memorandum and Amended and Restated Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act (as revised). The Companies Act (as revised) distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as an exempted limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Material Contracts

Our material contracts, other than those entered into in the ordinary course of business, are described in Item 4, Item 6 and Item 7 or elsewhere in this Annual Report.

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial year ended December 31, 2024.

We have adopted a dividend policy, according to which our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our Shareholders, the Companies Act (as revised) and our Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiaries to pay dividends on our Ordinary Shares.

Exchange Controls

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Material Income Tax Considerations

The following summary of certain Cayman Islands and U.S. federal income tax consequences of an investment in our Ordinary Shares is based upon laws and relevant interpretations thereof in effect as of the date of this Annual Report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the Ordinary Shares, such as the tax consequences under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands and the United States. The Company does not conduct operations in the PRC and has no PRC operating entities. Accordingly, a discussion of PRC tax regulation is not applicable. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of our Ordinary Shares. To the extent that this discussion relates to matters of Cayman Islands tax law, it is the opinion of Conyers Dill & Pearman, our counsel as to Cayman Islands law.

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered into with the United Kingdom in 2010 but otherwise is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from the date of the undertaking, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our Company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our Company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Act of the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Ordinary Shares or on an instrument of transfer in respect of our Ordinary Shares.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Ordinary Shares by U.S. Holders (as defined below) that acquire our Ordinary Shares and hold our Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives a currency other than U.S. dollars on the disposition of our Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our Company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75.0% or more of our gross income for such year consists of certain types of “passive” income or (b) 50.0% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill and taking into account the proceeds from our recent IPO) and the expected market price of our Ordinary Shares following our IPO, we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our IPO. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares;
●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;
●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and
●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we intend to apply for the listing of our Ordinary Shares on the Nasdaq, we cannot guarantee that our listing will be approved. Furthermore, we cannot guarantee that, once listed, our Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Ordinary Shares held at the end of the taxable year over the fair market value of such Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

THE DISCUSSION ABOVE IS A GENERAL SUMMARY. IT DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. EACH PROSPECTIVE INVESTOR IN THE OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISER ABOUT THE TAX CONSEQUENCES TO IT OF OWNING AND DISPOSING OF OUR ORDINARY SHARES IN LIGHT OF SUCH PROSPECTIVE INVESTOR’S OWN CIRCUMSTANCES.

Documents on Display

You may read and copy documents referred to in this Annual Report on Form 20-F that have been filed with the SEC at the SEC’s Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You can also obtain copies of our SEC filings by going to the SEC’s website at http://www.sec.gov.

The SEC allows us to “incorporate by reference” the information we file with the SEC. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this Annual Report on Form 20-F.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

Translation of amounts from SGD into US$ has been made at the following exchange rates for the financial years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end SGD:US$ exchange rate	1.3581	1.3434	1.3468
Annual average SGD:US$ exchange rate	1.3342	1.3181	1.3793

Translation of amounts from MYR into SGD has been made at the following exchange rates for the financial years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end MYR:SGD exchange rate	0.3038	0.2951	0.2259
Annual average MYR:SGD exchange rate	0.2910	0.2855	0.2277

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15. CONTROLS AND PROCEDURES

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that is designed to ensure that information required to be disclosed by the Company in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were effective to ensure that material information is recorded, processed, summarized and reported by our management on a timely basis in order to comply with our disclosure obligations under the Exchange Act and the rules and regulations promulgated thereunder.

Pursuant to the JOBS Act, we qualify as an “emerging growth company as we recorded revenues less than US$1.235 billion in our most recent fiscal year, which allows us to take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act, in the assessment of the emerging growth company’s internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2024, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

During the financial year ended December 31, 2024, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that the Company has at least one audit committee financial expert serving on its audit committee. Our board of directors has determined that each member of our audit committee is “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Han Yee Yan as an “audit committee financial expert,” as defined under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our Board of Directors has adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions. A current copy of this code is posted on the Corporate Governance section of our website, which is located at https://www.inneova.co. The information on our website is deemed not to be incorporated in or to be a part of this Annual Report. We intend to disclose any amendments to the code of ethics, and any waivers of the code of ethics or the code of conduct for our Directors, Executive Officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors during the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31
	2024	2023
	$’000	$’000
Audit Fees	103	98
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	103	98

Audit Fees consist of the aggregate fees billed for professional services rendered for the audit of our annual financial statements and the reviews of the financial statements included in our Forms 6-K and for any other services that were normally provided by our independent auditor in connection with our statutory and regulatory filings or engagements.

Audit Related Fees consist of the aggregate fees billed for professional services rendered for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements and were not otherwise included in Audit Fees.

Tax Fees consist of the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning. Included in such Tax Fees are fees for preparation of our tax returns and consultancy and advice on other tax planning matters.

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such periods.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable

ITEM 16G. CORPORATE GOVERNANCE

Not applicable

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable

ITEM 16J. INSIDER TRADING POLICIES

The Company has adopted an Insider Trading Policy governing the purchase, sale and other dispositions of its securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations and the listing standards of the Nasdaq.

ITEM 16K. CYBERSECURITY

The Company has adopted a Cybersecurity Policy governing the establishment and application of certain procedures and safeguards to identify potential cybersecurity risks and, in the event of a cybersecurity breach, the protocol for disclosing to the Securities and Exchange Commission, including possible remedies. We review cybersecurity risk as part of our overall risk-management program. This ensures that cybersecurity risk management remains a meaningful priority in our business strategy and operations. Our risk management strategy for cybersecurity generally includes:

1.	Identification: We aim to proactively identify the manners in which our business could be materially impacted by cybersecurity risks including:
	a.	Cybersecurity Incidents - an unauthorized occurrence on or conducted through its information system that jeopardizes the confidentiality, integrity, or availability of its information systems or any information residing therein
	b.	Cybersecurity Threats - any potential occurrence that may result in an unauthorized effort to adversely affect the confidentiality, integrity, or availability of its information systems or any information residing therein.
2.	Assessment: We periodically assess our risks relating to cybersecurity threats, including risks relating to our reliance on third parties. In so doing, we consider the likelihood and impact that could result from the manifesting of such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, together with the sufficiency of existing policies, procedures, systems, and safeguards in place to manage such risks, including evaluating and if available obtaining cyber liability insurance, and aligning such cyber-risk management policies with the Company’s business needs by integrating cyber-risk analysis into significant business decisions.
3.	Management: If deemed appropriate, we design and implement reasonable safeguards to address any identified gaps in our existing processes and procedures, including annual cybersecurity awareness training emphasizing the use of strong passwords on all systems and aligning cyber-risk management policies with the Company’s needs by integrating cyber-risk analysis into significant business decisions and ensuring that the Company’s organization structure supports such cybersecurity goals.
4.	Evaluation: If a cybersecurity breach occurs, the Audit Committee will determine whether the Incident or Threat is “material” (i.e. is there a substantial likelihood that a reasonable shareholder would consider it important in making an investment decision or if it would have significantly altered the “total mix” of information made available?), assessing among other factors potential or actual financial impacts, reputational damage, and operational disruptions.
5.	Report: Establish and monitor an incident response approach requiring our Chief Financial officer to report to us, the full Board of Directors and legal counsel any cybersecurity concerns or events.
6.	Disclosure: To ensure compliance with SEC requirements and maintain overall stakeholder confidence in the Company, all material and known facts regarding the cybersecurity breach will be recorded, including their nature, scope, and financial implications; and a Form 6-K will be prepared and filed within four (4) business days after the determination that a “material” cybersecurity incident has occurred.

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches during the year ended December 31, 2024.

The Audit Committee is the governance body involved in, and ultimately responsible for, cybersecurity oversight. They will generally coordinate with our Chief Financial Officer in this regard. If needed, the full Board would be updated on cybersecurity risks and incidents. None of our directors on the Audit Committee nor our Chief Financial Officer have particular experience in cybersecurity matters.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable

ITEM 18. FINANCIAL STATEMENTS

The following Financial Statements are filed as part of this Annual Report:

INDEX TO INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES AUDITED CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INNEOVA Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2024 and the related notes to the financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

Singapore

We have served as the Company’s auditor since 2022.

Singapore, May 14, 2025

PCAOB ID Number 3487

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2024	2023
	$’000	$’000
		(restated)

ASSETS
Current assets:
Cash and cash equivalents	1,746	690
Restricted cash	298	297
Accounts receivable, net	13,154	14,550
Inventories	18,103	18,959
Amounts due from related parties	-	63
Deposits, prepayments and other receivables	3,480	3,039

Total current assets	36,781	37,598

Non-current assets:
Property and equipment, net	1,380	830
Right-of-use assets, net	308	628
Accounts receivable, net	1,123	-

Total non-current assets	2,811	1,458

TOTAL ASSETS	39,592	39,056

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	4,631	4,649
Customer deposits	5,446	3,971
Amounts due to related parties	57	9,308
Bank borrowings	17,968	15,786
Lease liabilities	365	422
Income tax payable	145	314

Total current liabilities	28,612	34,450

Long-term liabilities:
Bank borrowings	1,887	991
Lease liabilities	180	525
Deferred tax liabilities	38	39

Total long-term liabilities	2,105	1,555

TOTAL LIABILITIES	30,717	36,005

Shareholders’ equity
Ordinary share, par value US$0.0005 per share, 200,000,000 shares authorized, 9,875,000 ordinary shares and 9,000,000 ordinary shares issued and outstanding as of December 31, 2024 and 2023, respectively	5	5
Additional paid-in capital	7,183	1,241
Accumulated other comprehensive loss	(127)	(1)
Retained earnings	1,814	1,806

Total shareholders’ equity	8,875	3,051

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	39,592	39,056

See accompanying notes to consolidated financial statements.

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2024	2023	2022
	$’000	$’000	$’000
		(restated)	(restated)

Revenues, net	58,333	59,521	51,445

Cost of revenue	(47,408)	(48,611)	(42,165)

Gross profit	10,925	10,910	9,280

Operating cost and expenses:
Selling and distribution	(1,632)	(1,423)	(1,692)
General and administrative	(8,509)	(6,959)	(5,978)

Total operating cost and expenses	(10,141)	(8,382)	(7,670)

Profit from operations	784	2,528	1,610

Other income (expense):
Interest income	10	2	2
Interest expense	(1,252)	(1,033)	(634)
Government grant	68	74	79
Loss on disposal of plant and equipment	(2)	-	-
Foreign exchange gain, net	307	151	586
Other income	202	182	209

Total other (expense) income, net	(667)	(624)	242

Income before income taxes	117	1,904	1,852

Income tax expense	(109)	(275)	(325)

NET INCOME	8	1,629	1,527

Other comprehensive (loss) income:
Foreign currency translation adjustment	(126)	71	18

COMPREHENSIVE (LOSS) INCOME	(118)	1,700	1,545

Net income per share
Basic and Diluted	0.0008	0.18	0.16

Weighted average number of Ordinary Shares outstanding
Basic and Diluted (’000)	9,875	9,000	9,000

See accompanying notes to consolidated financial statements.

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary Shares
	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings (restated)	Total shareholders’ equity attributable to the equity holder of the Company (restated)	Non-controlling interest (restated)	Total shareholders’ equity (restated)
	’000	$’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of January 1, 2022	9,000	5	1,241	(90)	130	1,286	-	1,286

Dividends declared to the former shareholders	-	-	-	-	(1,480)	(1,480)	-	(1,480)
Foreign currency translation adjustment	-	-	-	18	-	18	-	18
Net income for the year	-	-	-	-	1,527	1,527	-	1,527

Balance as of December 31, 2022	9,000	5	1,241	(72)	177	1,351	-	1,351

Foreign currency translation adjustment	-	-	-	71	-	71	-	71

Net income for the year	-	-	-	-	1,629	1,629	-	1,629

Balance as of December 31, 2023	9,000	5	1,241	(1)	1,806	3,051	-	3,051
Foreign currency translation adjustment	-	-	-	(126)	-	(126)	-	(126)
Issuance of new shares	875	*	5,942	-		5,942	-	5,942
Net income for the year	-			-	8	8	-	8

Balance as of December 31, 2024	9,875	5	7,183	(127)	1,814	8,875	-	8,875

*	These are related to the figures which are immaterial.

See accompanying notes to consolidated financial statements.

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Cash flows from operating activities:
Net income	8	1,629	1,527
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	223	129	157
Depreciation of right-of-use assets	350	342	99
Provision for impairment for estimated credit loss	907	251	182
Provision for impairment for inventories	11	231	62

Change in operating assets and liabilities:
Accounts receivable	(632)	1,701	(4,104)
Inventories	844	(5)	(3,517)
Deposits, prepayments, and other receivables	(441)	428	(1,077)
Accounts payable and accrued liabilities	(18)	(455)	3,120
Balances with related parties	-	(2,450)	-
Customer deposits	1,474	(156)	1,219
Income tax (payable) refund	(59)	(31)	276

Net cash provided by (used in) operating activities	2,667	1,614	(2,056)

Cash flows from investing activity:
Purchase of property and equipment	(774)	(455)	(283)

Net cash used in investing activity	(774)	(455)	(283)

Cash flows from financing activities:
Proceeds (Repayment) from bank borrowings, net	3,079	(1,275)	2,321
Proceeds from issuance of new shares	5,942	-	-
Repayment of balance with related parties	(9,187)	-	-
Repayment of lease liabilities	(402)	(272)	(182)

Net cash (used in) provided by financing activities	(568)	(1,547)	2,139

Effect on exchange rate change on cash, cash equivalents and restricted cash	(268)	88	30

Net change in cash, cash equivalent and restricted cash	1,057	(300)	(170)

BEGINNING OF YEAR	987	1,287	1,457

END OF YEAR	2,044	987	1,287

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	337	375	57
Cash paid for interest	1,252	1,033	634

See accompanying notes to consolidated financial statements.

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

INNEOVA Holdings Limited (formerly known SAG Holdings Limited) (the “Company” or “INNEOVA”) is incorporated in the Cayman Islands on February 14, 2022 under the Companies Act (as revised) as an exempted company with limited liability. The Company was established under the laws of Cayman Islands on February 14, 2022, with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each.

INNEOVA, through its subsidiaries is mainly engaged in the sale and distribution of the automotive and industrial spare parts with operations primarily based out of Singapore, and global sales primarily generated from the Middle East and Malaysia. The Company has over 40 years of experience in supplying genuine and aftermarket spare parts to on-highway applications. Over the years, the Company has extended to supply the products to off-highway applications in the marine, energy, mining, construction, agriculture, and oil and gas industries. The business is comprised of On-Highway Business serving the automotive sector and Off-Highway Business primarily servicing the marine, energy, mining, construction, agriculture, and oil and gas sectors.

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

INNEOVA Group Limited (formerly known as SAG Investments Limited) (“INNEOVA Group”)	● British Virgin Islands company ● Incorporated on November 17, 2021 ● Issued and outstanding 1,000 ordinary shares for US$1,000 ● Investment holding ● Provision of investment holding	100% owned by INNEOVA

INNEOVA Industrial Pte. Ltd. (formerly known as Filtec Private Limited) (“INNEOVA Industrial”)

● Singaporean company

● Incorporated on September 1, 1999

● Issued and outstanding 650,000 ordinary shares for SGD650,000

● Manufacturing and repair of separation or mixing equipment and general wholesale trade

100% owned by INNEOVA Group

INNEOVA Automotive Pte. Ltd. (formerly known as Spare-Parts Zone Pte. Ltd.) (“INNEOVA Automotive”)

● Singaporean company

● Incorporated on January 3, 1995

● Issued and outstanding 1,000,000 ordinary shares for SGD1,000,000

● Supply a wide range of automotive spare parts and lubricants genuine and aftermarket spare parts for use in passenger and commercial on-highway vehicles

100% owned by INNEOVA Group

Autozone Automotive Pte Ltd (“Autozone (S)”)

● Singaporean company

● Incorporated on December 7, 2009

● Issued and outstanding 1,000,000 ordinary shares for SGD1,000,000

● Manufacturing and processing of automotive components or parts assembling re-engineering

100% owned by INNEOVA Automotive

INNEOVA Malaysia Sdn. Bhd (formerly known as Autozone Sdn. Bhd.) (“INNEOVA Malaysia”)	● Malaysian company ● Incorporated on December 17, 2009 ● Issued and outstanding 650,000 ordinary share for MYR650,000 ● Franchising of automotive parts retail	100% owned by Autozone (S)

Reorganization

Since 2022, the Company completed several transactions for the purposes of a group reorganization, as below:-

On February 14, 2022, Soon Aik Global Pte Ltd (“Soon Aik”) and Celestial Horizon Holdings Limited (“Celestial”) entered into the Acquisition Agreement, pursuant to which Celestial acquired 49 shares of INNEOVA Group (representing approximately 4.9% shareholding interest in INNEOVA Group) from Soon Aik for consideration of $0.8 million. As a term of the acquisition, Soon Aik undertakes to transfer the entire issued share capital of INNEOVA Industrial and INNEOVA Automotive to the INNEOVA Group. Following such transfer, Soon Aik owned 949 shares and the Celestial owned 49 shares, respectively.

On February 17, 2022, INNEOVA Automotive entered into an instrument of transfer and bought and sold note with Soon Aik pursuant to which INNEOVA Automotive transferred its entire legal and beneficial shareholding interest in Auto Saver Pte. Ltd to Soon Aik for nominal consideration.

On September 29, 2022, Soon Aik and INNEOVA Group entered into a sale and purchase agreement pursuant to which Soon Aik transferred its entire shareholding interest in INNEOVA Automotive to INNEOVA Group. The consideration is settled by INNEOVA Group allotting and issuing 1 share to Soon Aik, credited as fully paid.

On September 29, 2022, Soon Aik and INNEOVA Group entered into a sale and purchase agreement pursuant to which Soon Aik transferred the entire issued share capital of INNEOVA Industrial to INNEOVA Group in consideration of the allotment and issue of 1 share in INNEOVA Group to Soon Aik, credited as fully paid.

On September 29, 2022, Celestial, Soon Aik and INNEOVA entered into a reorganization agreement, pursuant to which Soon Aik and Celestial transferred their respective 951 and 49 shares (representing 95.1% and 4.9% shareholding interest in INNEOVA Group, respectively) to INNEOVA. The consideration is settled by INNEOVA issuing 8,915,624 and 459,375 Shares to Soon Aik and Celestial respectively, credited as fully paid.

On January 5, 2024, for purposes of recapitalization in anticipation of the initial public offering, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each. On January 5, 2024 and January 18, 2024, Soon Aik surrendered in aggregate 9,272,250 ordinary shares to the Company. Celestial surrendered in aggregate 477,750 ordinary shares to the Company. Unless otherwise indicated, all references to Ordinary Shares, share data, per share data, and related information have been retroactively adjusted, where applicable, in the Public Offering to reflect the 1:2 forward stock split of our Ordinary Shares on January 5, 2024 and the shares surrendered by our existing shareholders on January 5, 2024 and January 18, 2024 as if they had occurred at the beginning of the earlier period presented.

Prior to a group reorganization, INNEOVA Group was the holding company of a group of companies comprised of INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia. INNEOVA Group held as to 95.1% by Soon Aik and 4.9% by Celestial, the latter of which is an independent third party. Upon completion of the reorganization and forward stock split, Soon Aik owns 8,559,000 shares and Celestial owns 441,000 shares of the Company respectively, and INNEOVA Group, INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia become directly/indirectly owned subsidiaries.

During the financial years presented in these consolidated financial statements, the control of the entities has remained under the control of Soon Aik. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of INNEOVA and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

NOTE－2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying consolidated financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes.

● Basis of Presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

● Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the period include the allowance for current expected credit losses on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right of use assets and impairment of long-lived assets.

The inputs into the management’s judgments and estimates consider the economic implications of COVID-19 on the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

● Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Foreign Currency Translation and Transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the statement of operations.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore and Malaysia, maintain their books and record in their local currency, Singapore Dollars (“SGD”) and Malaysian Ringgit (“MYR”), respectively, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from SGD into US$ has been made at the following exchange rates for the financial years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end SGD:US$ exchange rate	1.3581	1.3434	1.3468
Annual average SGD:US$ exchange rate	1.3342	1.3181	1.3793

Translation of amounts from MYR into SGD has been made at the following exchange rates for the financial years ended December 31, 2024, 2023 and 2022:

	December 31, 2024	December 31, 2023	December 31, 2022

Year-end MYR:SGD exchange rate	0.3038	0.2951	0.2259
Annual average MYR:SGD exchange rate	0.2910	0.2855	0.2277

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore and Malaysia.

● Restricted Cash

Restricted cash held by foreign subsidiaries related to fixed deposits within or more than twelve months that also serve as security and guarantees under the banking facilities.

● Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company does not hold any collateral or other credit enhancements overs its accounts receivable balances.

● Inventories

Inventories are valued at the lower of cost or net realizable value. Cost is determined by the average cost method. The Company records adjustments to its inventory for estimated obsolescence or diminution in net realizable value equal to the difference between the cost of the inventory and the estimated net realizable value. At the point of loss recognition, a new cost basis for that inventory is established, and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values:

Expected useful life
Leasehold building	3 years
Leasehold improvement	3-5 years
Tools and equipment	3-8 years
Furniture, fixtures and fittings	8 years
Office equipment	5-7 years
Computer equipment	3 years
Motor vehicles	5 years

Expenditure for repairs and maintenance is expensed as incurred. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as property and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets.

● Revenue Recognition

The Company receives certain portion of its sales of goods from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606-10 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

The majority of the Company’s income is derived from contracts with customers in the sale of products, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears significant risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the products are:

●	Invoices; and
●	Shipped from the Company’s facilities or warehouse (“Ex-works”, which is the Company’s standard shipping term).

For these sales, the Company determines that the customer is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

Amounts received as prepayment on future products are recorded as customer deposit and recognized as income when the product is shipped.

The Company generally allows a 7-days’ right of return to its customers. For the financial year ended December 31, 2024, 2023 and 2022, the sales returns allowance was approximately $Nil, approximately $6,441 and approximately $721, respectively.

Certain larger customers pay in advance for future shipments. These advance payments totaled approximately $5.4 million and approximately $3.9 million as of December 31, 2024 and 2023, respectively, and are recorded as customer deposits in the accompanying consolidated balance sheets. Revenue related to these advance payments is recognized upon shipment to the distributor or the end-customer.

● Shipping and Handling Costs

No shipping and handling costs are associated with the distribution of the products to the customers which are borne by the Company’s suppliers or distributors during the financial year ended December 31, 2024, 2023 and 2022.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was approximately $5,880, approximately $6,315 and approximately $1,304 for the financial year ended December 31, 2024, 2023 and 2022, respectively.

● Government Grant

A government grant or subsidy is not recognized until there is reasonable assurance that: (a) the enterprise will comply with the conditions attached to the grant; and (b) the grant will be received. When the Company receives government grant or subsidies but the conditions attached to the grants have not been fulfilled, such government subsidies are deferred and recorded under other payables and accrued expenses, and other long-term liability. The classification of short-term or long-term liabilities is dependent on the management’s expectation of when the conditions attached to the grant can be fulfilled.

● Comprehensive Income (Loss)

ASC Topic 220, Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income as defined includes all changes in equity during a period from non-owner sources. Accumulated other comprehensive income, as presented in the accompanying statement of shareholder’s equity, consists of changes in unrealized gains and losses on foreign currency translation. This comprehensive income is not included in the computation of income tax expense or benefit.

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the financial years ended December 31, 2024, 2023 and 2022, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right of use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than twelve months. It requires for leases longer than one year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

The accounting update also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of earnings, while for operating leases, such amounts should be recognized as a combined expense. In addition, this accounting update requires expanded disclosures about the nature and terms of lease agreements.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore and Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. During the financial years ended December 31, 2024, 2023 and 2022, approximately $0.4 million, approximately $0.3 million and approximately $0.3 million contributions were made respectively.

● Segment Reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2024 and 2023, the Company has two reporting business segments.

● Related Parties

The Company follows the ASC 850-10, Related Party for the identification of related parties and disclosure of related party transactions.

Pursuant to section 850-10-20 the related parties include: (a) affiliates of the Company; (b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of section 825-10-15, to be accounted for by the equity method by the investing entity; (c) trusts for the benefit of employees, such as pension and Income-sharing trusts that are managed by or under the trusteeship of management; (d) principal owners of the Company; (e) management of the Company; (f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and (g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of consolidated or combined financial statements is not required in those statements. The disclosures shall include: (a) the nature of the relationship(s) involved; (b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which income statements are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; (c) the dollar amounts of transactions for each of the periods for which income statements are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and (d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

● Commitments and Contingencies

The Company follows the ASC 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of approximately $1.7 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $1.9 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the allowance for current expected credit losses are based on the estimated realizable value. The Company identifies credit risk on a customer-by-customer basis. The information is monitored regularly by management. Concentration of credit risk arises when a group of customers having similar characteristics such that their ability to meet their obligations is expected to be affected similarly by changes in economic conditions.

● Exchange Rate Risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in MYR and SGD and a significant portion of the assets and liabilities are denominated in MYR and SGD. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and MYR and SGD. If MYR and SGD depreciates against US$, the value of MYR and SGD revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

● Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosure (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1 : Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;
●	Level 2 : Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and
●	Level 3 : Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, loans receivable, amount due to a related party, accounts payable, escrow liabilities, income tax payable, amount due to a related party, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of note payable approximate the carrying amount. The Company accounts for loans receivable at cost, subject to impairment testing. The Company obtains a third-party valuation based upon loan level data including note rate, type and term of the underlying loans.

The Company’s non-marketable equity securities are investments in privately held companies, which are without readily determinable market values and are classified as Level 3, due to the absence of quoted market prices, the inherent lack of liquidity and the fact that inputs used to measure fair value are unobservable and require management’s judgment.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

● Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (the “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, the EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company’s management does not believe the adoption of ASU 2023-07 will have a material impact on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The Company is in the process of evaluating the impact of the new guidance and does not expect it to have a significant impact on its consolidated financial statements.

Other accounting standards that have been issued by the FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

NOTE – 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue in the following table:

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Revenue from external customers
On-Highway business	25,750	26,830	24,304
Off-Highway business	32,496	32,621	26,994
Services (shipping charges)	87	70	147

	58,333	59,521	51,445

Cost of revenue
On-Highway business	20,598	21,593	19,718
Off-Highway business	26,810	27,018	22,447

	47,408	48,611	42,165

Gross profit
On-Highway business	5,152	5,237	4,586
Off-Highway business	5,686	5,603	4,547
Services (shipping charges)	87	70	147

	10,925	10,910	9,280

Operating expenses
On-Highway business	5,188	4,434	4,176
Off-Highway business	4,953	3,948	3,494

	10,141	8,382	7,670

Segment results
On-Highway business	(36)	803	410
Off-Highway business	733	1,655	1,053
Services (shipping charges)	87	70	147

	784	2,528	1,610

Segment assets
On-Highway business	14,847	15,254	16,056
Off-Highway business	24,745	23,802	24,277

	39,592	39,056	40,333

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have two reportable business segments. Sales are based on the countries in which the customer is located. Summarized financial information concerning our geographic segments is shown in the following tables:

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2023
	$’000	$’000

Non-current assets:
Accounts receivable – third parties	34	-
Accounts receivable – related parties	1,089	-

	1,123	-
Current assets:
Accounts receivable – third parties	12,757	12,180
Accounts receivable – related parties	2,062	3,168
Less: allowance for current expected credit losses	(1,665)	(798)

	13,154	14,550

Accounts receivable, net	14,277	14,550

The following table presents the activities in the allowance for current expected credit losses as of December 31, 2024 and 2023.

	As of December 31,
	2024	2023
	$’000	$’000

Balance at January 1,	798	530
Additions	907	251
Foreign exchange translation adjustment	(40)	17

Balance at December 31,	1,665	798

For the financial years ended December 31, 2024 and 2023, the Company made provision for estimated credit losses of approximately $0.9 million and $0.3 million for the financial years ended December 31, 2024 and 2023, respectively. The Company has not experienced any significant bad debt write-offs of accounts receivable in the past.

The Company generally conducts its business with creditworthy third parties. The Company determines, on a continuing basis, the probable losses and an allowance for current expected credit losses, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

The non-current accounts receivable represents amounts due from customers under extended payment terms exceeding one year. The extended terms were provided as part of business strategic arrangement or to support them on a long-term customer relationship. The allowance for current expected credit losses related to non-current accounts receivables was $nil as of December 31, 2024. These accounts receivable are not past due and considered collectible based on historical payment performance and management’s ongoing credit risk assessment.

As of December 31, 2024 and 2023, there are outstanding accounts 365 days past due. The directors, CE Neo and CK Neo have the ability and intend to indemnify if losses are incurred in relation to the recoverability of account receivables due from related parties and non-related parties of $5 million. Accordingly, any provision arising on these outstanding balances, as a result of considering the creditworthiness and general factors, is reduced by personal indemnities of the directors, CE Neo and CK Neo.

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2024	2023
	$’000	$’000

Parts and components	18,453	19,308
Less: reserve for obsolete inventories	(350)	(349)

	18,103	18,959

	As of December 31,
	2024	2023
	$’000	$’000

Balance at January 1,	349	111
Additions	11	231
Foreign exchange translation adjustment	(10)	7

Balance at December 31,	350	349

For the financial years ended December 31, 2024 and 2023, the Company recorded provision for impairment on obsolete inventories of approximately $0.001 million and approximately $0.2 million, respectively.

NOTE－6 PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following:

	As of December 31,
	2024	2023
	$’000	$’000

At cost
Leasehold buildings	1,031	1,055
Leasehold improvement	146	50
Tools and equipment	44	45
Furniture, fixtures and fittings	299	109
Office equipment	12	12
Computer equipment	64	65
Motor vehicles	745	797
Air-conditioner	16	-
Machinery & equipment	929	-
Assets in progress	-	455

	3,286	2,588
Less: accumulated depreciation	(1,598)	(1,130)

Property and equipment, net	1,688	1,458

Depreciation expense for the financial years ended December 31, 2024, 2023 and 2022 were approximately $0.5 million, approximately $0.5 million and approximately $0.2 million, respectively.

Property and equipment under finance leasing arrangements classified under motor vehicles as of December 31, 2024 and 2023 amounted to approximately $0.2 million and approximately $0.3 million, respectively. Details of such leased assets are disclosed in Note 8.

Right-of-use assets under operating leasing arrangements classified under leasehold buildings as of December 31, 2024 and 2023 amounted to approximately $0.3 million and approximately $0.6 million, respectively. Details of such leased assets are disclosed in Note 8.

NOTE－7 BANK BORROWINGS

Bank borrowings consisted of the following:

	Term of repayments	Annual interest rate	As of December 31,
			2024	2023
			$’000	$’000

Term loans	2 to 10 years	2.00%-3.75%	3,019	2,139
Trust receipts	Within 12 months	1.65%-7.25%	16,172	13,953
Revolving loan	Within 12 months	2.50%	664	685

			19,855	16,777

Representing
Within 12 months			17,968	15,786
Over 1 year			1,887	991

			19,855	16,777

As of December 31, 2024 and 2023, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from approximately 1.65% to 7.25% and are repayable in 1 months to 10 years.

Interest related to the bank borrowings was approximately $1.3 million and approximately $1.0 million and for the financial years ended December 31, 2024 and 2023, respectively.

The Company’s bank borrowings are guaranteed under personal guarantees from CE Neo, Jimmy Neo, Edward Neo and CK Neo and a corporate guarantee from Soon Aik Global Pte Ltd and the property under Soon Aik Global Pte Ltd at 48 Toh Guan Road East #01-101 Singapore 608586.

The Group’s subsidiaries had not met certain bank’ financial covenants as set out in the loan agreement. The outstanding loan balances under their banking facilities has been classified as current liabilities in the accompanying consolidated balance sheet. The Board of Directors is of the opinion that the banks will continue to support the Group’s subsidiaries notwithstanding that the breach of bank loan covenants clauses which are technical in nature, as there are no bank loan repayment defaults by the Group’s subsidiaries for the respective outstanding loan balances of the banks till the date of this report. The banks had not requested early repayment of the bank loan as at the date of these financial statements were approved by the Board of Directors.

NOTE－8 RIGHT-OF-USE ASSETS, NET

The Company adopted ASU No. 2016-02, Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

Operating leases are included in the right-of-use lease assets, other current liabilities and long-term lease liabilities on the Consolidated Balance Sheets. Right-of-use assets and lease liabilities are recognized at each lease’s commencement date based on the present values of its lease payments over its respective lease term. When a borrowing rate is not explicitly available for a lease, the incremental borrowing rate is used based on information available at the lease’s commencement date to determine the present value of its lease payments. Operating lease payments are recognized on a straight-line basis over the lease term.

The Company adopts 5.0% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was 3 years.

The table below presents the lease-related assets and liabilities recorded on the balance sheet.

	As of December 31,
	2024	2023
	$’000	$’000

Assets
Finance lease, right-of-use assets, net (classified under property and equipment, net)	214	283
Operating lease, right-of-use assets, net	308	628

Total right-of-use assets, net	522	911

Liabilities
Current
Finance lease liabilities	57	77
Operating lease liabilities	308	345

	365	422

Non-current
Finance lease liabilities	142	205
Operating lease liabilities	38	320

	180	525

Total lease liabilities	545	947

As of December 31, 2024 and 2023, right-of-use assets, net were approximately $0.3 million and approximately $0.6 million, and lease liabilities were approximately $0.5 million and approximately $0.9 million.

The Company excludes short-term leases (those with lease terms of less than one year at inception) from the measurement of lease liabilities or right-of-use assets, net. The following tables summarize the lease expense for the financial years.

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future Contractual Lease Payments as of December 31, 2024

The below table summarizes our (i) minimum lease payments over the next five financial years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the next three financial years ending December 31:

Financial Year Ended December 31,	Operating and finance lease amount
$’000

2025	359
2026 and after	213
Less: interest	(27)

Present value of lease liabilities	545

Representing
Current liabilities	365
Non-current liabilities	180

545

NOTE—9 SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on February 14, 2022, with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 ordinary shares, of a par value of $0.0005 each.

The Company is authorized to issue one class of ordinary share.

The holders of the Company’s ordinary share are entitled to the following rights:

Voting Rights: Each share of the Company’s ordinary share entitles its holder to one vote per share on all matters to be voted or consented upon by the stockholders. Holders of the Company’s ordinary shares are not entitled to cumulative voting rights with respect to the election of directors.

Dividend Right: Subject to limitations under Cayman law and preferences that may apply to any shares of preferred stock that the Company may decide to issue in the future, holders of the Company’s ordinary share are entitled to receive ratably such dividends or other distributions, if any, as may be declared by the Board of the Company out of funds legally available therefor.

Liquidation Right: In the event of the liquidation, dissolution or winding up of our business, the holders of the Company’s ordinary share are entitled to share ratably in the assets available for distribution after the payment of all of the debts and other liabilities of the Company, subject to the prior rights of the holders of the Company’s preferred stock.

Other Matters: The holders of the Company’s ordinary share have no subscription, redemption or conversion privileges. The Company’s ordinary share does not entitle its holders to preemptive rights. All of the outstanding shares of the Company’s ordinary share are fully paid and non-assessable. The rights, preferences and privileges of the holders of the Company’s ordinary share are subject to the rights of the holders of shares of any series of preferred stock which the Company may issue in the future.

Dividend Distribution

On December 28, 2022, the Company approved the distribution of an interim dividend of approximately $1.5 million to the shareholders.

NOTE－10 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Income tax current year	109	275	325

Income tax expense	109	275	325

The effective tax rate in the years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Cayman Islands, British Virgin Islands, Singapore and Malaysia that are subject to taxes in the jurisdictions in which they operate, as follows:

	Financial Years ended December 31,
	2024	2023	2022
	$’000	$’000	$’000

Income before income taxes	117	1,904	1,852
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	20	324	315
Different tax rates in other countries	(80)	(5)	3
Tax effect of non-taxable income	(58)	(5)	-
Tax holiday	227	11	14
Other	-	(50)	(7)

Income tax expense	109	275	325

Cayman Islands

INNEOVA Holdings is considered to be an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands.

British Virgin Islands

INNEOVA Group is considered to be an exempted British Virgin Islands Company and is presently not subject to income taxes or income tax filing requirements in the British Virgin Islands.

Singapore

INNEOVA Industrial, INNEOVA Automotive and Autozone (S) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore during its tax year.

Malaysia

INNEOVA Malaysia is operating in Malaysia and is subject to the Malaysia tax law at the corporate tax rate at 24% on the assessable income arising in Malaysia during its tax year.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2024 and 2023:

	As of December 31,
	2024	2023
	$’000	$’000

Deferred tax liabilities:
Accelerated tax depreciation	38	39

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2024 and 2023, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2024 and 2023, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2024.

NOTE－11 RELATED PARTY TRANSACTIONS

In the ordinary course of business, during the financial years ended December 31, 2024, 2023 and 2022, the Company was involved in certain transactions, either at cost or current market prices and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years ended December 31,
	2024	2023	2022
Nature of transactions	$’000	$’000	$’000

Sale of products
- Power Trans Engineering Pte Ltd(3)	1,181	1,000	115
- Spare-Parts Zone (Australia) Pty Ltd(2)	554	289	511
- Branded Filters Pty Ltd(2)	658	633	1,352
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	*	1
- Auto Saver Pte Ltd(3)	231	243	227
- PT Heavy Machindo Diesel(2)	644	882	514
- Oceania Power & Solutions Pty Ltd(2)	69	179	49
- Soon Aik Global Pte Ltd(3)	*	*	1

Sundry income
- Power Trans Engineering Pte Ltd(3)	22	21	24
- Spare-Parts Zone (Australia) Pty Ltd(2)	-	-	1
- Branded Filters Pty Ltd(2)	*	-	4
- Auto Saver Pte Ltd(3)	*	4	1
- Oceania Power & Solutions Pty Ltd(2)	25	25	25
- PT Heavy Machindo Diesel(2)	-	*	*
- Soon Aik Global Pte Ltd(3)	*	*	*

Purchases
- Power Trans Engineering Pte Ltd(3)	724	531	630
- Branded Filters Pty Ltd(2)	99	490	*
- PT Heavy Machindo Diesel(2)	1,334	1,293	577
- Oceania Power & Solutions Pty Ltd(2)	62	176	30
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	1	1
- Auto Saver Pte Ltd(3)	-	-	2

Expenses
- EU Group Pte Ltd(1)	549	545	530
- Branded Filters Pty Ltd(2)	*	8	*
- Oceania Power & Solutions Pty Ltd(2)	*	2	*
- Jurong Barrels & Drums Industries Pte Ltd(1)	*	*	1
- Power Trans Engineering Pte Ltd(3)	25	25	16
- Soon Aik Global Pte Ltd(3)	150	151	196
- Auto Saver Pte Ltd(3)	310	332	318
- Fleetzone Autoparts (M) Sdn Bhd(3)	28	22	24
- PT Heavy Machindo Diesel(2)	*	-	-
- N-United Pte Ltd(2)	12	-	-

*	These are related to the figures which are immaterial.

The related parties are controlled by the common directors of the Company as follows:

(1)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte Ltd, which in turn is the parent entity of EU Group Pte Ltd and Jurong Barrels & Drums Industries Pte Ltd.
(2)	CE Neo is the sole owner of Soon Aik Holdings Pte Ltd (“SA Holdings”) and N-United Pte Ltd (“N-United”). SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd. Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia.
(3)	Soon Aik, the parent entity of the Company and is also the parent entity of Power Trans Engineering Pte Ltd, Auto Saver Pte Ltd and Fleetzone Autoparts (M) Sdn Bhd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions during the financial years presented.

NOTE－12 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial years ended December 31, 2024, 2023 and 2022, there is no single customer who accounted for 10.0% or more of the Company’s revenues.

(a)	Major vendors

For the financial years ended December 31, 2024, 2023 and 2022, the vendor who accounted for 10.0% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2024		2023		2022
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000	%	$’000	%	$’000

Vendor A	25.4	545	16.5	1,086	18.0	280

(b)	Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash equivalents, restricted cash, accounts and loans receivable. Cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of SGD100,000 (approximately $74,360) if the bank with which an individual/a company hold its eligible deposit fails. As of December 31, 2024, cash balance of approximately $1.7 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $1.9 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

For accounts receivable, the Company determines, on a continuing basis, the probable losses and sets up an allowance for current expected credit losses based on the estimated realizable value.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral. The Company also considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 90 days, default of interest due for more than 365 days which there is amount due more than 365 days but not yet written off or there is significant difficulty of the counterparty.

To minimize credit risk, the Company has developed and maintained its credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations
●	Internal credit rating
●	External credit rating and when necessary

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

As of December 31, 2024 and 2023, there was a single customer whose account receivable balances is amounted to approximately 21.7% and 22.1% of total consolidated amounts, respectively.

(c)	Interest rate risk

As the Company has no significant interest-bearing assets, the Company’s income and operating cash flows are substantially independent of changes in market interest rates.

The Company’s interest-rate risk arises from bank borrowings. The Company manages interest rate risk by varying the issuance and maturity dates of variable rate debt, limiting the amount of variable rate debt, and continually monitoring the effects of market changes in interest rates. As of December 31, 2024 and 2023, the bank borrowings were at fixed interest rates.

(d)	Economic and political risk

The Company’s major operations are conducted in Singapore and Malaysia. Accordingly, the political, economic, and legal environments in Singapore and Malaysia, as well as the general state of Singapore and Malaysia’s economy may influence the Company’s business, financial condition, and results of operations.

(e)	Exchange rate risk

The Company cannot guarantee that the current exchange rate will remain steady and therefore there is a possibility that the Company could post the same amount of profit for two comparable periods and because of the fluctuating exchange rate actually post higher or lower profit depending on exchange rate of SGD and MYR converted to US$ on that date. The exchange rate could fluctuate depending on changes in political and economic environments without notice.

(f)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to ensure that it has sufficient cash to meet its liabilities when they become due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. A key risk in managing liquidity is the degree of uncertainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases.

There is still significant uncertainty over the future development of the outbreak as to the duration of the pandemic and the global situation remains very fluid at the date of these financial statements approved. Management is closely monitoring the Company’s businesses activities and has taken certain measures to ensure the Company has sufficient working capital to continue providing services to the ultimate holding company and to settle all its obligations.

Potential impact to the Company’s results of operations for 2025 will also depend on economic impact due to the pandemic and if any future resurgence of the virus globally, which are beyond the Company’s control. There is no guarantee that the Company’s revenues will grow or remain at a similar level year over year in 2025.

NOTE－13 COMMITMENTS AND CONTINGENCIES

Litigation — From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of December 31, 2024 and 2023, the Company has no material commitments or contingencies.

NOTE－14 PRIOR YEAR RESTATEMENT

Certain line items have been amended to the face of Consolidated Statements of Operations and Comprehensive income as a result of the non-controlling interest of $0.077 million were reclassified as equity holder of the Company during financial year ended December 31, 2022, as follows:

	Previously reported	Prior year reclassification	After reclassification
	$’000	$’000	$’000
Consolidated Statements of Operations and Comprehensive income
Less: Net income attributable to non-controlling interest	77	(77)	-
Net income attributable to equity holder of the Company	1,450	77	1,527

Consolidated Statements of Changes of Shareholders of Equity
Non-controlling interest	77	(77)	-
Retained earnings to equity holder of the Company	1,450	77	1,527

Certain line items have been amended to the face of Consolidated Statements of Operations and Comprehensive income as a result of the non-controlling interest of $0.079 million were reclassified as equity holder of the Company during financial year ended December 31, 2023, as follows:

	Previously reported	Prior year reclassification	After reclassification
	$’000	$’000	$’000
Consolidated Balance Sheets
Non-controlling interest	160	(160)	-
Accumulated other comprehensive loss	(4)	3	(1)
Retained earnings to equity holder of the Company	1,649	157	1,806

Consolidated Statements of Operations and Comprehensive income
Less: Net income attributable to non-controlling interest	82	(82)	-
Accumulated other comprehensive loss	(4)	3	(1)
Net income attributable to equity holder of the Company	1,550	79	1,629

Consolidated Statements of Changes of Shareholders of Equity
Non-controlling interest	82	(82)	-
Accumulated other comprehensive loss	(4)	3	(1)
Retained earnings to equity holder of the Company	1,550	79	1,629

NOTE－15 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2024, up through the date the Company issued the audited consolidated financial statements. During the period, the Company did not have any material subsequent events other than disclosed above.

●	Beginning in 2025, the United States of America (USA) imposed hefty tariffs on imports of goods and services into USA. Counter tariffs were reciprocated by many countries on the import of goods and services from USA. At this stage, it is uncertain how this may or may not impact the operations of the Group. The financial statements for the year ended December 31, 2024 do not include the effects, if any, of USA tariffs which will be accounted for in the financial statements for the year ending December 31, 2025.

●	On April 1, 2025, our shareholders approved changing our name from SAG Holdings Limited to INNEOVA Holdings Limited, which name change became effective on April 28, 2025, at which we began to trade under the Nasdaq symbol “INEO.”

●	On May 1, 2025, the Company announced the acquisition of 100% stake in INNEOVA Engineering Pte. Ltd. from its controlling shareholder, Soon Aik Global Pte Ltd (the “Seller”), which was approved at during an extra-ordinary general meeting (EGM) held on March 31, 2025. The Seller is the beneficial controlling shareholder of each of the Company and INNEOVA Engineering Pte. Ltd. Because the acquisition was a related party transaction, the Board of Directors appointed a special committee of independent directors (the “Special Committee”) to review the fairness of the acquisition. The Special Committee and the Board of Directors each carefully considered the final proposed terms of the acquisition and the INNEOVA Engineering Pte. Ltd. agreement. In evaluating the financial and contractual terms of the Acquisition, the Special Committee and the Board of Directors each consulted with members of the Company’s senior management team, Future Asia Advisory Pte Ltd. (a financial valuation firm selected by the Special Committee), TroyGould PC, U.S. counsel to the Company, and Conyers Dill & Pearman LLP, Cayman Islands counsel to the Company, and assessed various matters relevant to its decision. The Special Committee and the Board of Directors each considered a significant amount of information and a wide variety of factors, including the Special Committee’s and the Board of Directors’ familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of INNEOVA Engineering Pte. Ltd., as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which INNEOVA Engineering Pte. Ltd. operates and INNEOVA Engineering Pte. Ltd.’s position in such markets, the valuation report of INNEOVA Engineering Pte. Ltd.’s ordinary shares performed by Future Asia Advisory Pte Ltd. (the “Valuation Report”), which indicated that the aggregate valuation of INNEOVA Engineering Pte. Ltd.’s Ordinary Shares as of October 31, 2024 was SGD10,235,000. The financial and other terms and conditions of the INNEOVA Engineering Pte. Ltd. agreement were reviewed by the Special Committee and the Board of Directors and the consideration for the acquisition was based upon the valuation of INNEOVA Engineering Pte. Ltd.’s ordinary shares in accordance with the Valuation Report. On the terms and conditions set forth in the INNEOVA Agreement, upon consummation of the acquisition (the “Closing”), the Seller will receive 6,295,624 ordinary shares of the Company (the “Consideration Shares”) in return for all of the outstanding shares of INNEOVA Engineering Pte. Ltd. The calculation of the amount of Consideration Shares was based on an implied purchase price of SGD10,235,000, the stock price for ordinary shares of the Company as of market close on February 28, 2025, $1.21, and a SGD to USD exchange rate of 0.74428 calculated as of February 28, 2025.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended Memorandum of Association and Amended and Restated Articles of Association
2.1	Description of Securities
8.1	List of Subsidiaries
11.1	Insider Trading Policy
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.3	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

79

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

80