Form 20-F
period 2025-12-31
INNEOVA Holdings Ltd
filed 2026-05-15
CIK 1933951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Financial Year Ended December 31, 2025

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

Singapore 569116

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

16,527,249 Ordinary Shares, US$0.0005 per share, at December 31, 2025

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

Financial Information in U.S. Dollars

Our reporting currency is the United States Dollar. This Form 20-F also contains translations of certain foreign currency amounts into United States Dollars for the convenience of the reader. Unless otherwise stated, all translations of Singapore dollars into U.S. dollars were made at S$1.2842 to $1.00 for December 31, 2025 amounts, S$1.3581 to $1.00 for December 31, 2024 amounts and S$1.3434 to $1.00 for December 31, 2023 amounts, in accordance with our internal exchange rate. We make no representation that the Singapore dollar or U.S. dollar amounts referred to in this Annual Report could have been or could be converted into U.S. dollars or Singapore dollars, as the case may be, at any particular rate or at all.

Recent Events

On December 8, 2025, we received a letter from the Listing Qualifications staff of The Nasdaq Stock Market (“Nasdaq”) notifying the Company that based on the closing bid price of the Company for the period from October 24, 2025 to December 5, 2025, the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. Nasdaq has provided the Company with a 180-calendar day compliance period, or until June 8, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, the Company may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. However, if it appears that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that the Company’s securities will be subject to delisting.

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

We directly import almost all of the products and components that we sell. Changes to the price or flow of these goods for any reason, such as the availability and cost of raw materials to suppliers, currency fluctuations, shipping and transport availability and cost, civil unrest or acts of war, disruptions in maritime lanes, port labor disputes, economic conditions and instability in the countries in which foreign suppliers are located, the financial instability of suppliers, suppliers’ failure to meet our standards, issues with labor practices of our suppliers or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), increased import duties or tariffs, merchandise quality or safety issues, increases in wage rates and taxes, transport security, inflation and other factors relating to the suppliers and the countries in which they are located or from which they import, often are beyond our control and could adversely affect our operations and profitability. In addition, the foreign trade policies, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries, import limitations on certain types of goods or of goods containing certain materials from other countries and other factors relating to foreign trade and port labor agreements are beyond our control. These and other factors, such as the pandemic, affecting our suppliers and our access to products could adversely affect our business and financial performance.

We may be unable to sustain our past growth or successfully implement our growth strategy, which may have a negative effect on our business, financial condition, or results of operations.

Our sales decreased by approximately $4.3 million from approximately $62.7 million for the financial year ended December 31, 2024 to approximately $58.4 million for the financial year ended December 31, 2025 primarily due to the decrease from customer demands. We have seen the decrease in sales for the financial year ended December 31, 2025, however, there is no assurance that this will be sustainable. Our future growth will depend upon various factors, including the reliability of sourcing and timely delivery of the products we sell, as well as strength of our brand image, our ability to continue to produce innovative products, consumer acceptance of our products, competitive conditions in the marketplace, the growth in Asia Pacific, the Middle East (which in turn services downstream customers in African and some European countries) and American markets and, in general, the continued growth of the marine, energy, mining, construction, agricultural, and oil and gas industries into which we sell our products. If we are unable to sustain our past growth or successfully implement our growth strategy, our business, financial condition or results of operations could be negatively affected.

As part of our strategy to strengthen our engineering capabilities and to grow our green technology capabilities, we acquired INNEOVA Engineering Pte. Ltd. through a subsidiary. We closed the transaction in April 30, 2025 and issued approximately $6.2 million ordinary shares as consideration to the controlling shareholder, Soon Aik Global Pte. Ltd. We are expecting that this acquisition will help position us for future growth and expansion of our business. If these plans do not materialize, if we are unable to leverage this new business line or adequately incorporate it into our business, we will have issued significant shares in the Company without seeing the benefits of additional revenue. It may take time to see the benefits of the acquisition, if we do at all.

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

Sales from our top five (5) customers have historically made up a significant portion of our sales and the loss of one or more major customers could have a material adverse effect on our business, financial condition and results of operations.

Our aggregate sales generated from our top five (5) customers were approximately 21.3% and 22.4% of our revenue for the financial years ended December 31, 2025 and 2024, respectively. Our sales to our largest customer amounted to approximately $4.2 million and $3.4 million, representing approximately 7.3% and 5.5% of our revenue for the financial years ended December 31, 2025 and 2024, respectively. Our total sales are significantly affected by the demands of our largest customers due to vigorous price competition in the supply chain, supply chain shortage and disruption, and inflationary cost pressure as our customers will seek to purchase products optimizing for price and timing of delivery. The loss of one or more of our major customers, or a substantial decrease in demand by any of those customers for our products, could have a material adverse effect on our business, results of operations and financial condition.

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

Our revenue decreased by approximately $4.3 million for the financial year ended December 31, 2025 as compared to the financial year ended December 31 2024, respectively, largely as a result of the decrease in customer demands. It is important that we maintain optimal levels of inventory in our distribution centers and retail stores and be able to respond rapidly to shifting customer demands. Any disruption to, or inefficiency in, our supply chain network, whether due to geopolitical conflicts, a global pandemic, supplier lapses, or other factors, could affect our revenue and profitability. If we fail to manage these risks effectively, we could experience a material adverse impact to our reputation, revenue and profitability.

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

We have a substantial amount of indebtedness. As of December 31, 2025, we had approximately $18.9 million aggregate principal amount of indebtedness outstanding. Our indebtedness and the current constraints on our liquidity could have important consequences, including the following:

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

Unforeseeable circumstances and other factors such as power outages, labor disputes, adverse weather conditions or other catastrophes, epidemics or outbreaks of communicable diseases such as Severe Acute Respiratory Syndrome (“SARS”), Middle East Respiratory Syndrome (“MERS”), Ebola or other contagious diseases, may disrupt our operations and cause loss and damage to our storage facilities and processing facilities, and acts of war, terrorist attacks or other acts of violence may further materially and adversely affect the global financial markets and consumer confidence. Our business may also be affected by macroeconomic factors in the countries in which we operate, such as general economic conditions, market sentiment, social and political unrest, and regulatory, fiscal, and other governmental policies, all of which are beyond our control. Any such events may cause damage or disruption to our business, markets, customers, and suppliers, any of which may materially and adversely affect our business, financial condition, results of operations and prospects.

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

Risks Related to Our Securities

We may not maintain the listing of our Class A Ordinary Shares on the Nasdaq Capital Market which could limit investors’ ability to make transactions in our Class A Ordinary Shares and subject us to additional trading restrictions.

We list our Class A Ordinary Shares on the Nasdaq Capital Market and in order to continue listing our shares on the Nasdaq Capital Market, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on the Nasdaq Capital Market in the future. On December 8, 2025, we received a letter from Nasdaq that the Company no longer meets the continued listing requirement of Nasdaq under Nasdaq Listing Rules 5550(a)(2), to maintain a minimum bid price of $1 per share. We have until June 8, 2026, in which to regain compliance with Nasdaq continued listing requirement. In the event that the Company does not regain compliance in the compliance period, we may be eligible for an additional 180 calendar days, should the Company meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and is able to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If it appears that the Company will not be able to cure the deficiency, or if we are otherwise not eligible, our securities will be subject to delisting.

If the Nasdaq Capital Market delists our Class A Ordinary Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Ordinary Shares;
●	reduced liquidity for our Class A Ordinary Shares;
●	a determination that our Class A Ordinary Shares are “penny stock,” which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Shares;
●	a limited amount of news and analyst coverage; and
●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on the Nasdaq Capital Market, U.S. federal law prevents or preempts the states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on the Nasdaq Capital Market, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, such as the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

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

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

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

Short selling may drive down the market price of our Class A Ordinary Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant amount of resources to investigate such allegations and/or defend ourselves, and the market price of our Class A Ordinary Shares may decrease. While we would strongly defend against any such short seller attacks, we may be constrained in how to proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We currently intend to retain our available funds and any future earnings after the Public Offering to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of Directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. Even if our board of Directors decides to declare and pay dividends, the timing, amount, and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of Directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. There is no guarantee that our Class A Ordinary Shares will appreciate in value after the Public Offering or even maintain the price at which you purchased our shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

The trading price of our Class A Ordinary Shares may be subject to rapid and substantial volatility, which could make it difficult for prospective investors to assess the rapidly changing value of our Ordinary Shares and result in substantial losses to investors.

As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control and for reasons that are unrelated to our actual or expected performance. In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares.

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

●	At least 75.0% of our gross income for the financial year is passive income; or
●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50.0%.

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

Our controlling shareholders collectively, beneficial ownership have substantial influence over the Company. Their interests may not be aligned with the interests of our other shareholders, and it could prevent or cause a change of control or other transactions.

As at the date of this Annual Report, Chee Eng Neo (“CE Neo”), Jimmy Neo, Edward Neo, and CK Neo collectively, beneficial ownership an aggregate of 87.84% of our issued and outstanding Ordinary Shares and they will indirectly beneficial ownership approximately 87.84% of our issued and outstanding Ordinary Shares.

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

As a foreign private issuer that has applied to list our Class A Ordinary Shares on the Nasdaq Capital Market, we may rely on a provision in the Nasdaq Capital Market corporate governance listing standards that allows us to follow Cayman Islands law regarding certain aspects of corporate governance. While we do not currently intend to rely on home country practices, if we were to do so in the future, this would allow us to follow certain corporate governance practices that differ in significant respects from the corporate governance requirements applicable to U.S. companies listed on the Nasdaq Capital Market.

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

We will be required to file an annual report on Form 20-F within four (4) months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of the Nasdaq Capital Market. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last Business Day of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on December 31, 2026. In the future, we would lose our foreign private issuer status if (a) more than 50.0% of our outstanding voting securities are owned by U.S. residents and (b) a majority of our Directors or Executive Officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we would be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We would also have to comply with U.S. federal proxy requirements, and our Directors, Executive Officers and 10.0% shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we would lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq Capital Market. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting, and other expenses that we would not incur as a foreign private issuer.

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

On April 30, 2025, INNEOVA Group had acquired 100% stake of INNEOVA Engineering Pte Ltd. Currently, INNEOVA Group is a direct subsidiary of our Company, and INNEOVA Industrial, INNEOVA Automotive, INNEOVA Engineering, Autozone (S) and INNEOVA Malaysia are indirect subsidiaries of our Company.

Organization Chart

The chart below sets out our corporate structure as at the date of this Annual Report.

INNEOVA Holdings Limited
(Cayman Islands)
INNEOVA Group Limited
(BVI)
100%
INNEOVA Automotive Pte Ltd
(SG)
100%
INNEOVA Industrial Pte Ltd
(SG)
100%
INNEOVA Malaysia Sdn Bhd
(MY)
100%
INNEOVA Engineering Pte Ltd
(SG)
100%
Autozone Automotive Pte Ltd
(SG)
100%

Entities

As of the date of this Annual Report, our Group comprises the Company and its subsidiaries: INNEOVA Group, INNEOVA Industrial, INNEOVA Automotive, INNEOVA Engineering, Autozone (S) and INNEOVA Malaysia. A description of our principal subsidiaries is set out below:

INNEOVA Group

INNEOVA Group is a company incorporated in the British Virgin Islands, which is the parent entity of INNEOVA Industrial, INNEOVA Automotive, INNEOVA Engineering and INNEOVA Malaysia.

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

INNEOVA Automotive

INNEOVA Automotive, a Singapore company wholly-owned by INNEOVA Group, which has taken over the retail business in Singapore from Autozone (S) and mainly supplies genuine OEM and aftermarket spare parts to customers through the Autozone (S) retail outlets located in Singapore and the distribution company in Malaysia. Our five (5) Autozone (S) retail outlets are conveniently located in vicinity of major automotive hubs in Singapore.

We supply a wide range of automotive genuine and aftermarket spare parts for use in passenger and commercial on-highway vehicles. The automotive genuine and aftermarket spare parts supplied by us bear either the manufacturer’s brands or our in-house brands.

INNEOVA Engineering

INNEOVA Engineering, a Singapore company wholly-owned by INNEOVA Group, s an engineering solutions provider offering system lifecycle analysis and turnkey solutions across transport, healthcare, defence, utilities, and facility management. The company delivers integrated services—including cooling systems, flow management, and fleet maintenance - all designed to maximise asset uptime and longevity through innovation, reliability, and sustainability across Asia. Committed to optimising total cost of ownership (TCO) and future-proofing essential infrastructure, INNEOVA Engineering ensures operations remain resilient from concept to maintenance.

Autozone (S)

Autozone (S) is a Singapore company and wholly-owned subsidiary of INNEOVA Automotive. The retail business of Autozone (S) has been taken over by INNEOVA Automotive. As such, our retail On Highway Business in Singapore is conducted through INNEOVA Automotive under the trademark “INNEOVA.”

INNEOVA Malaysia

INNEOVA Malaysia, a Malaysian company and a wholly-owned subsidiary of INNEOVA Group, is a modern automotive spare parts distribution company with a wide selection of automotive spare parts and lubricants catering to the needs of our customers. INNEOVA Malaysia also distributes its own in-house brand products under the brand names of REV-1 and VETTO.

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

For the financial year ended December 31, 2025, our total revenue reached approximately $58.4 million and our On-Highway automotive, Off-Highway industrial and Engineering services accounted for approximately 42.0%, 50.2% and 7.8% of our total revenue, respectively.

For the financial year ended December 31, 2024, our total revenue reached approximately $62.7 million and our On-Highway automotive, Off-Highway industrial and Engineering services accounted for approximately 41.2%, 51.8% and 7.0% of our total revenue, respectively.

On-Highway Business Segment

We supply genuine and aftermarket spare parts to customers through our Autozone retail outlets located in Singapore, as well as Malaysia. Our five (5) Autozone (S) retail outlets are conveniently located in vicinity of major automotive hubs in Singapore. Similarly, our INNEOVA Malaysia distribution point is strategically located in Kuala Lumpur, Malaysia. Our Group is not affiliated with the U.S. based Autozone, Inc. auto parts retailer.

We supply a wide range of genuine and aftermarket parts for use in passenger and commercial vehicles. The genuine and aftermarket spare parts supplied by us bear either the manufacturer’s brands or our in-house brands.

The supply of genuine and aftermarket parts for our On-Highway Business represented approximately 42.0% and 41.2% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

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

The revenue from our Off-Highway Business accounted for approximately 50.2% and 51.8% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

For further details, please refer to the paragraphs headed “Our Products” and “Off-Highway Business Industrial Spare Parts” in this section.

Engineering Services Segment

We as an engineering solutions provider offering system lifecycle analysis and turnkey solutions across transport, healthcare, defence, utilities, and facility management.

The revenue from our Engineering services accounted for approximately 7.8% and 7.0% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

For further details, please refer to the paragraphs headed “Our Products” and “Engineering Services” in this section.

OUR PRODUCTS

On-Highway Business – Automotive Spare Parts

We supply a wide range of on-highway automotive spare parts to our customers, as detailed in the table below. We sell branded spare parts supplied by our manufacturers, which includes both OEMs and manufacturers of third party “name brand” components, and also sell our own in-house brands for on-highway automotive spare parts. The revenue of our products generated from on-highway automotive spare parts represented approximately 42.0% and 41.2% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

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

In addition, we supply automotive spare parts and lubricants for use in passenger and commercial vehicles under our in-house brands. Examples of our key in-house brands are VETTO, REV-1, FILTEQ and ENERGEO.

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

The revenue of our products generated from off-highway industrial spare parts represents approximately 50.2% and 51.8% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

Engineering

We specialize in engineering solutions provider offering system lifecycle analysis and turnkey solutions across transport, healthcare, defence, utilities, and facility management.

The details of our product in relation to engineering is as follows:

Categories	Examples of parts and accessories	Key brands
Lubricants	Transmission oil	Allison Transmission
Gearbox	Transmission	Allison Transmission
Spare parts	Transmission parts	Allison Transmission

The revenue of our products generated from engineering services represents approximately 7.8% and 7.0% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

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

The revenue attributable to our five (5) largest customers, which can vary from year-to-year, collectively accounted for approximately 21.3% and 22.4% of our revenue for the financial years ended December 31, 2025 and 2024 respectively. For the financial years ended December 31, 2025 and 2024, we had one (1) largest customer that accounted for approximately 7.3% and 5.5% of our total revenue. Our customer orders fluctuate and we do not anticipate that this or any single customer will necessarily account for more than 10.0% of our revenues going forward.

Our domestic revenue totaled approximately $27.1 million and $26.2 million or approximately 46.4% and 41.8% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively. Meanwhile, our export revenue totaled approximately $31.3 million and $36.5 million, or approximately 53.6% and 58.2% of our total revenue for the financial years ended December 31, 2025 and 2024, respectively.

Customer Inquiries

We have a highly systematic sales process where our sales, customer service and warehouse staff work in close concert to provide seamless service to our customers. The sales process and specific methods of interactions with customers is described in below in “Sales and Marketing – Sales Workflow.”

REAL PROPERTY

A description of our leased real properties is below:

Location	Usage	Lease period end	Monthly Rent		Area (est. sq. ft.)

37 Defu Lane 10, #01-77, Defu Industrial Estate, Singapore 539214	Sorting and repacking of automotive spare parts	December 15, 2026	S$	Year 1: 2,045.29 Year 2: 2,231.22 Year 3: 2,322.65	1,103.30
37 Defu Lane 10 #02-77, Defu Industrial Estate, Singapore 539214	Sorting and repacking of automotive spare parts	February 15, 2027	S$	Year 1: 1,492.81 Year 2: 1,628.52 Year 3: 1,851.15	1,103.30
37 Defu Lane 10 #01-79, Defu Industrial Estate, Singapore 539214	Assembling, packing and distribution of automotive spare parts and min storage of lubricant and engine oil	August 29, 2028	S$	2,576.85	1,103.30
Unit #02-08/09 Carros Centre, 60 Jalan Lam Huat, Singapore 737869	Storage of automotive-related parts and automotive workshop services	February 29, 2028	S$	4,924.83	2,949.00
#01-228 Block 127 BT Merah Lane 1, Singapore 150127	Sale of motor spare parts and accessories	February 29, 2028	S$	2,800.00	646.91
8 Defu South Street 1 JTC Defu Industrial City #03-27, Singapore 533758	Manufacture and repair of separation/mixing equipment (e.g., filters, separators, mixers)	January 3, 2029	S$	Year 1: 31,888.60 Year 2: 34,120.80 Year 3: 36,509.26	17,555.83
35 Loyang Way Singapore 508733	Repairing, servicing and testing of gearbox only	October 31, 2050	S$	37,905.03	16,076.03
459 Punggol Road Singapore 546668	Staff accommodation	December 31, 2026	S$	Year 1: 3,800 Year 2: 4,000	-
No. 76 Jalan SBC 8, Taman Sri Batu Caves 68100 Batu Caves Selangor, Malaysia	Sorting and repacking of automotive spare parts	December 31, 2027	MYR	10,000	3,003.00

Licenses and Permits

The following license and permit are material for our Group’s operations:

Description	Issuing Authority	License/Permit No.	Commencement Date	Expiry Date	Issued to

Permit to store and use hazardous substances issued under the Environmental Protection and Management Act of Singapore	National Environment Agency of Singapore	F0231P200218	March 2026	March 2031	Jimmy Neo, director of INNEOVA Industrial
Business license for business office; motor vehicle spare parts, accessories or machinery; non-lighted advertisement board	Selayang Municipal Council of Malaysia	202200008411	January 2025	December 2026	INNEOVA Malaysia

We intend to apply for the renewal of the above relevant license and permit prior to their respective expiry dates and based on past experience, our Directors do not foresee any commercial difficulties in renewing the licenses and permits of our Group.

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

INTELLECTUAL PROPERTY

Our intellectual property rights are important to our business. As of the date of this Annual Report, we have registered 23 trademarks in Singapore and one (1) trademark under the Madrid Protocol in Australia.

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

EMPLOYEES

As of December 31, 2025, we employed a total of 162 persons (of which 146 were located in Singapore and 16 were located in Malaysia). Our employees are not covered by collective bargaining agreements. We believe that we implement fair labor practices and generally maintain good employee relations and have not experienced high employee turnover historically.

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

Intellectual property rights

The protection of industrial designs is provided for under the Registered Designs Act 2000 of Singapore. Inventions are protected in Singapore under the Patents Act 1994 of Singapore and may be registered either through a domestic application filed with the Registry of Patents within the Intellectual Property Office of Singapore (the “IPOS”) or an international application filed in accordance with the Patent Cooperation Treaty, with the Registry of Patents acting as the receiving office for the application. Trademarks may be protected both under the Trade Marks Act 1998 of Singapore (the “TMA”) and under common law. These two (2) systems are independent of each other. Protection under the TMA is conditional upon registration of the trademark with the Registry of Trade Marks within the IPOS.

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

OVERVIEW

INNEOVA Holdings Limited is a holding company incorporated as an exempted company under the laws of the Cayman Islands. As a holding company with no material direct operations of our own, we conduct our operations as On-Highway Business, Off-Highway Business and Engineering Services through our operating subsidiaries in Singapore and Malaysia. We have over 40 years of experience in supplying genuine and aftermarket parts in the automotive sector through our On-Highway Business. Over the years, we have extended our reach to supply our products to the industrial sector through our Off-Highway Business for applications in the marine, energy, mining, construction, agricultural, and oil and gas industries. Our On-Highway customers are mainly resellers such as distributors and dealers of automotive parts, retailers, workshops, end-users, and fleet owners, and our Off-Highway customers are distributors and dealers of industrial parts that are resold to workshops, industrial manufacturing facilities, shipyards, and heavy-duty transport fleet owners. Our Engineering Services business is an engineering solutions provider offering system lifecycle analysis and turnkey solutions across transport, healthcare, defence, utilities, and facility management.

For the financial years ended December 31, 2025 and 2024, our net revenue amounted to approximately $58.4 million and approximately $62.7 million, respectively, of which On-Highway Business accounted for approximately $24.5 million for the financial year ended December 31, 2025 and approximately $25.8 million for the financial year ended December 31, 2024, Off-Highway Business accounted for approximately $29.3 million for the financial year ended December 31, 2025 and approximately $31.3 million for the financial year ended December 31, 2024, and Engineering Services accounted for approximately $4.6 million for the financial year ended December 31, 2025 and approximately $5.6 million for the financial year ended December 31, 2024.

For the financial year ended December 31, 2025, our net loss was approximately $0.4 million and for the financial year ended December 31, 2024 our net income was approximately $0.4 million, respectively.

For the financial years ended December 31, 2024 and 2023, our net revenue amounted to approximately $62.7 million and approximately $62.7 million, respectively, of which On-Highway Business accounted for approximately $25.8 million for the financial year ended December 31, 2024 and approximately $26.9 million for the financial year ended December 31, 2023, Off-Highway Business accounted for approximately $31.3 million for the financial year ended December 31, 2024 and approximately $32.6 million for the financial year ended December 31, 2023, and Engineering Services accounted for approximately $5.6 million for the financial year ended December 31, 2024 and approximately $3.2 million for the financial year ended December 31, 2023.

For the financial year ended December 31, 2024, our net income was approximately $0.4 million and for the financial year ended December 31, 2023 our net income was approximately $1.8 million, respectively.

KEY FACTORS AFFECTING THE RESULTS OF OUR GROUP’S OPERATIONS

Our financial condition and results of operations have been and will continue to be affected by a number of factors, many of which may be beyond our control, including those factors set out in the section headed “Risk Factors” in this Annual Report and those set out below.

●	Demand from our major customer groups – Our aggregate sales generated from our five (5) largest customers were approximately 21.3% and 22.4% of our revenue for the financial years ended December 31, 2025 and 2024, respectively.

In particular, our sales to our top one (1) largest customer amounted to approximately $4.2 million and $3.4 million, representing approximately 7.3% and 5.5% of our revenue for the financial years ended December 31, 2025 and 2024, respectively.

Accordingly, our sales are significantly affected by the demands of our largest customer due to vigorous price competition in the supply chain, supply chain shortage and disruption, and inflationary cost pressure as our customers will seek to purchase products optimizing price and timing of delivery.

●	Fluctuations in our cost of revenues – Finished goods are the largest part of our cost of revenue, representing approximately 80.8% and 80.4% of our total cost of revenues for the financial years ended December 31, 2025 and 2024, respectively.

Prices of finished goods are subject to the suppliers’ price adjustments, and thereby change from time to time due to the changes in the price of raw materials, labor and production costs that our suppliers reflect in our purchase price. Fluctuation in the price, availability and quality of the finished goods that our suppliers use to manufacture our key components, as well as the cost of labor and transportation impact the price of our finished goods, and ultimately, the price of the finished goods that we sell. We may be unable to pass all or any of these higher costs on to our customers, which could have a material adverse effect on our profitability. The prices at which we purchase such finished goods are determined principally by market forces such as the relevant supply and demand of such finished goods, as well as our bargaining power with our suppliers. For the financial years ended December 31, 2025 and 2024, the majority of our finished goods were commonly available from the market, but our cost of procurement increased significantly due to the inflationary cost pressure, increased material cost, labor shortages and trade restriction. We are exploring how to diversify our procurement networks to lower purchasing prices, such as through the consolidation of customer orders to negotiate better pricing. We expect continued fluctuations in the cost of finished goods to affect our margins. All of the finished goods we procure, including spare-parts and key components, are sourced directly from various regional suppliers spanning from Asia to the Middle East in an effort to ensure availability and adequate supply, as well as to optimize efficient delivery to our customers.

Description and Analysis of Principal Components of Our Results of Operations

The following discussion is based on our Group’s historical results of operations and may not be indicative of our Group’s future operating performance.

Comparison of results for the financial years ended December 31, 2025 and 2024

Revenue

As set forth in the following table, for the financial years ended December 31, 2025 and 2024, our revenue was derived from the sale of products in our On-Highway Business serving the automotive sector, our Off-Highway Business serving the industrial sector, and Engineering Services:

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

On-Highway	24,511	42.0	25,837	41.2
Off-Highway	29,330	50.2	31,315	49.9
Engineering Services	4,584	7.8	5,589	8.9

Total	58,425	100.0	62,741	100.0

Our total revenue decreased by approximately $4.3 million to approximately $58.4 million for the financial year ended December 31, 2025 from approximately $62.7 million for the financial year ended December 31, 2024. Such decrease was mainly attributable to the decrease in Middle East and Other Countries of approximately $5.7 million as a result of the decrease in demand from the customers offset by an increase in Singapore of approximately of $1.4 million.

The total revenue for our On-Highway Business decreased by approximately $1.3 million to approximately $24.5 million for the financial year ended December 31, 2025 from approximately $25.8 million for the financial year ended December 31, 2024. Such decrease was mainly attributable to the decrease in Middle East and Other Countries of approximately $3.8 million as a result of the decrease in local demand offset by an increase in Singapore of approximately of $2.5 million.

The total revenue for our Off-Highway Business decreased by approximately $2.0 million to approximately $29.3 million for the financial year ended December 31, 2025 from approximately $31.3 million for the financial year ended December 31, 2024. Such decrease was mainly attributable to the decrease in Other Countries of approximately $2.3 million as a result of the decrease in demand from the customers.

The total revenue for our Engineering Services decreased by approximately $1.0 million to approximately $4.6 million for the financial year ended December 31, 2025 from approximately $5.6 million for the financial year ended December 31, 2024. Such decrease was mainly attributable to the decrease in Singapore of approximately of $1.2 million.

For the financial years ended December 31, 2025 and 2024, approximately 46.4% and 41.0% of our total revenue, respectively, was generated from customers located in Singapore and approximately 5.1% and 5.9% of our total revenue, respectively, was generated from customers located in the Middle East. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 48.5% and 53.1% of our total revenue, respectively.

Revenue by geographical locations

For the financial years ended December 31, 2025 and 2024, the customers for our On-Highway Business products, Off-Highway Business products and Engineering Services were mainly located in Singapore, Middle East and Other Countries. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

Singapore
On-Highway	8,365	14.3	5,850	9.3
Off-Highway	14,356	24.6	14,288	22.8
Engineering Services	4,373	7.5	5,589	8.9

Total	27,094	46.4	25,726	41.0

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

Middle East
On-Highway	2,599	4.4	3,646	5.8
Off-Highway	338	0.6	49	0.1
Engineering Services	14	0.1	-	-

Total	2,951	5.1	3,695	5.9

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

Other Countries(1), individually less than 10%
On-Highway	13,547	23.2	16,342	26.1
Off-Highway	14,636	25.1	16,978	27.0
Engineering Services	197	0.2	-	-

Total	28,380	48.5	33,320	53.1

(1)	“Other Countries” means Malaysia, Indonesia, Thailand, Hong Kong, Taiwan, Vietnam, Philippines, South Korea, Japan, Australia, India, Pakistan, Sri Lanka, African and Latin America.

Singapore

The revenue in Singapore increased by approximately $1.3 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the increase in demand from the local customers.

The revenue for our On-Highway Business increased by approximately $2.5 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the increase in demand from the customers.

The revenue for our Off-Highway Business decreased by approximately $0.07 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the decrease in demand from the customers.

The revenue for our Engineering Services decreased by approximately $1.2 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the decrease in demand from the customers.

Middle East

The decrease in revenue in the Middle East by approximately $0.7 million to approximately $3.0 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, was primarily attributable to a decrease in demand from customers for On-Highway Business by approximately $0.7 million.

The revenue for our On-Highway Business decreased by approximately $1.0 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the decrease sale orders by our customers.

The revenue for our Off-Highway Business increased by approximately $0.3 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to an increase in demand from customers.

The revenue for our Engineering Services increased by approximately $0.01 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the increase in demand from the customers.

Other Countries

Revenues from other countries decreased by approximately $4.9 million, primarily due to the decrease in demand from new and recurring customers among various countries.

The revenue for our On-Highway Business decreased by approximately $2.8 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to a decrease in demand from our customers in Malaysia, Indonesia, Thailand, Vietnam, Philippines, Japan, Australia, Pakistan, Sri Lanka, African and Latin America.

The revenue for our Off-Highway Business decreased by approximately $2.1 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the decrease in demand from our customers in Malaysia, Indonesia, Hong Kong, Taiwan, South Korea, Australia and India.

The revenue for our Engineering Services increased by approximately $0.2 million for the financial year ended December 31, 2025, as compared to the corresponding financial year ended December 31, 2024, which was primarily attributable to the increase in demand from the customers.

Cost of revenue

The table below sets forth our Group’s cost of revenue by business sector for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

On-Highway	18,867	40.0	20,247	40.1
Off-Highway	24,446	51.8	26,436	52.4
Engineering Services	3,891	8.2	3,756	7.4

Total	47,204	100.0	50,439	100.0

For the financial years ended December 31, 2025 and 2024, our cost of revenue was mainly comprised of purchasing finished products for resale. For the financial years ended December 31, 2025 and 2024, our cost of revenues decreased by approximately $3.2 million from approximately $50.4 million in 2024 to approximately $47.2 million in 2025. This decrease was primarily attributable to better margin for sales in our On-Highway Business and Off-Highway Business.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025		2024
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	$’000%		$’000%

On-Highway	5,644	23.0	5,589	21.6
Off-Highway	4,884	16.7	4,879	15.6
Engineering Services	693	15.1	1,834	32.8

Total	11,221	19.2	12,302	19.6

Our total gross profit remained at approximately $11.2 million and $12.3 million for the financial years ended December 31, 2025 and 2024, respectively. Our overall gross profit margins were approximately 19.2% and 19.6% for the financial years ended December 31, 2025 and 2024, respectively. Our total gross profit remained stable for the financial years ended December 31, 2025 and 2024, respectively.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025	2024
	$’000	$’000

Promotion and marketing expenses	401	938
Transportation expenses	766	749

Total	1,167	1,687

Our selling and distribution expenses amounted to approximately $1.2 million and $1.7 million for the financial years ended December 31, 2025 and 2024, respectively.

The decrease in selling and distribution expenses by approximately $0.5 million for the financial year ended December 31, 2025, as compared to the financial year ended December 31, 2024 due to the decrease in promotion and marketing expenses.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

Staff costs	5,761	57.0	5,464	58.3
Depreciation	817	8.1	662	7.1
Property and related expenses	604	6.0	603	6.4
Miscellaneous expenses	1,749	17.3	2,033	21.7
Legal and professional fees	1,154	11.4	590	6.3
Office supplies and upkeep expenses	20	0.2	14	0.2

Total	10,105	100.0	9,366	100.0

Our administrative expenses increased by approximately $0.7 million to approximately $10.1 million for the financial year ended December 31, 2025 from approximately $9.4 million for the financial year ended December 31, 2024, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately $0.3 million to approximately $5.8 million for the financial year ended December 31, 2025 from approximately $5.5 million for the financial year ended December 31, 2024, respectively.

Depreciation expense is charged on our property and equipment which included (i) leasehold factory premise, (ii) leasehold improvement, (iii) tools and equipment, (iv) furniture, fixtures and fittings, (v) office equipment, (vi) computer equipment, (vii) motor vehicles, (viii) machinery and equipment and (ix) right-of-use assets.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, charitable donations, and other miscellaneous expenses. The miscellaneous expenses of our Group decreased by approximately $0.3 million to approximately $1.7 million for the financial year ended December 31, 2025 from approximately $2.0 million for the financial year ended December 31, 2024, respectively.

Legal and professional fees were mainly comprised of professional fees related to compliance costs. The legal and professional fees of our Group increased by approximately $0.6 million to approximately $1.2 million for the financial year ended December 31, 2025 from approximately $0.6 million for the financial year ended December 31, 2024, respectively.

Other expenses, net

The following table sets forth the breakdown of our other expenses for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025	2024
	$’000	$’000

Interest income	56	81
Interest expense	(1,345)	(1,449)
Government grant	45	94
Gain (loss) on disposal of property and equipment	12	(2)
Foreign exchange gain, net	66	294
Other income	164	234

Total other expenses	(1,002)	(748)

Interest expenses were approximately $1.3 million in 2025 and approximately $1.4 million in 2024, respectively, from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

We reported net foreign exchange gain approximately $0.07 million in 2025 and approximately $0.3 million in 2024, respectively.

Income tax expenses

For the financial years ended December 31, 2025 and 2024, our income tax expense was comprised of our current tax (benefit) expense for the financial year.

For the financial year ended December 31, 2025, our income tax benefit was approximately $0.7 million due to deferred tax provision.

For the financial year ended December 31, 2024, our income tax expense was approximately $0.13 million and our effective tax rate was approximately 25.0% due to the increase was generally in line with the increase in non-deductible expenses for the financial year.

Net income

Our net loss approximately $0.4 million and our net income approximately $0.4 million for the financial years ended December 31, 2025 and 2024, respectively.

Comparison of results for the financial years ended December 31, 2024 and 2023

Revenue

As set forth in the following table, for the financial years ended December 31, 2024 and 2023, our revenue was derived from the sale of products in our On-Highway Business serving the automotive sector, our Off-Highway Business serving the industrial sector, and Engineering Services:

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

On-Highway	25,837	41.2	26,900	42.9
Off-Highway	31,315	49.9	32,621	52.0
Engineering Services	5,589	8.9	3,172	5.1

Total	62,741	100.0	62,693	100.0

Our total revenue increased by approximately $0.05 million to approximately $62.7 million for the financial year ended December 31, 2024 from approximately $62.7 million for the financial year ended December 31, 2023.

The total revenue for our On-Highway Business decreased by approximately $1.0 million to approximately $25.8 million for the financial year ended December 31, 2024 from approximately $26.9 million for the financial year ended December 31, 2023. Such decrease was mainly attributable to the decrease in Singapore and Middle East of approximately $5.3 million as a result of the decrease in local demand offset by an increase in Other Countries of approximately of $4.3 million.

The total revenue for our Off-Highway Business decreased by approximately $1.3 million to approximately $31.3 million for the financial year ended December 31, 2024 from approximately $32.6 million for the financial year ended December 31, 2023. Such decrease was mainly attributable to the decrease in Singapore and Middle East of approximately $2.3 million due to the decrease in demand from the customers offset by an increase in Other Countries of approximately of $1.0 million.

The total revenue for our Engineering Services increased by approximately $2.4 million to approximately $5.6 million for the financial year ended December 31, 2024 from approximately $3.2 million for the financial year ended December 31, 2023. Such increase was mainly attributable to the increase in Singapore of approximately $2.4 million.

For the financial years ended December 31, 2024 and 2023, approximately 41.0% and 46.0% of our total revenue, respectively, was generated from customers located in Singapore and approximately 5.9% and 9.3% of our total revenue, respectively, was generated from customers located in the Middle East. For the same financial years, our revenue generated from customers located in other countries accounted for approximately 53.1% and 44.7% of our total revenue, respectively.

Revenue by geographical locations

For the financial years ended December 31, 2024 and 2023, the customers for our On-Highway Business products, Off-Highway Business products and Engineering Services were mainly located in Singapore, Middle East and Other Countries. The following table sets out a breakdown of our revenue by geographic location of our customers for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Singapore
On-Highway	5,849	9.3	10,377	16.5
Off-Highway	14,288	22.8	15,315	24.4
Engineering Services	5,589	8.9	3,172	5.1

Total	25,726	41.0	28,864	46.0

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Middle East
On-Highway	3,646	5.8	4,442	7.1
Off-Highway	49	0.1	1,385	2.2
Engineering Services	-	-	-	-

Total	3,695	5.9	5,827	9.3

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Other Countries(1), individually less than 10%
On-Highway	16,342	26.0	12,081	19.3
Off-Highway	16,978	27.1	15,921	25.4
Engineering Services	-	-	-	-

Total	33,320	53.1	28,002	44.7

(1)	“Other Countries” means Malaysia, Indonesia, Thailand, Hong Kong, Taiwan, Vietnam, Philippines, South Korea, Japan, Australia, India, Pakistan, Sri Lanka, African and Latin America.

Singapore

The revenue in Singapore decreased by approximately $3.1 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the decrease in demand from the local customers.

The revenue for our On-Highway Business decreased by approximately $4.5 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the decrease in demand from the local customers.

The revenue for our Off-Highway Business decreased by approximately $1.0 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the decrease in demand from the local customers.

The revenue for our Engineering Services increased by approximately $2.4 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the increase in demand from the local customers.

Middle East

The decrease in revenue in the Middle East by approximately $2.1 million to approximately $3.7 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, was primarily attributable to a decrease in demand from customers for On-Highway Business and Off-Highway Business by approximately $0.8 million and approximately $1.3 million, respectively.

The revenue for our On-Highway Business decreased by approximately $0.8 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the decrease sale orders by our customers.

The revenue for our Off-Highway Business decreased by approximately $1.3 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to a decrease in demand from customers.

Other Countries

Revenues from other countries increased by approximately $5.3 million, primarily due to a rise in demand from new and recurring customers among various countries.

The revenue for our On-Highway Business increased by approximately $4.3 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to an increase in demand from our customers in Malaysia, Indonesia, Thailand, Vietnam, Philippines, Japan, Australia, Pakistan, Sri Lanka, African and Latin America.

The revenue for our Off-Highway Business increased by approximately $1.0 million for the financial year ended December 31, 2024, as compared to the corresponding financial year ended December 31, 2023, which was primarily attributable to the increase in demand from our customers in Malaysia, Indonesia, Hong Kong, Taiwan, South Korea, Australia and India.

Cost of revenue

The table below sets forth our Group’s cost of revenue by business sector for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024	2023
	$’000%		$’000%

On-Highway	20,247	40.1	21,349	42.1
Off-Highway	26,436	52.4	26,731	52.7
Engineering Services	3,756	7.4	2,617	5.2

Total	50,439	100.0	50,697	100.0

For the financial years ended December 31, 2024 and 2023, our cost of revenue was mainly comprised of purchasing finished products for resale. For the financial years ended December 31, 2024 and 2023, our cost of revenues decreased by approximately $0.3 million from approximately $50.7 million in 2023 to approximately $50.4 million in 2024.

Gross profit and gross profit margin

The table below sets forth our Group’s gross profit and gross profit margin by business sector for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024		2023
	Gross Profit	Gross Margin	Gross Profit	Gross Margin
	$’000%		$’000%

On-Highway	5,589	21.6	5,551	20.6
Off-Highway	4,879	15.6	5,890	18.1
Engineering Services	1,834	32.8	555	17.5

Total	12,302	19.6	11,996	19.1

Our total gross profit remained at approximately $12.3 million and $12.0 million for the financial years ended December 31, 2024 and 2023, respectively. Our overall gross profit margins were approximately 19.6% and 19.1% for the financial years ended December 31, 2024 and 2023, respectively. Our total gross profit remained stable for the financial years ended December 31, 2024 and 2023, respectively.

Selling and distribution expenses

Our selling and distribution expenses mainly included promotion and marketing expenses and transportation expenses for inbound and outbound shipments. The following table sets forth the breakdown of our selling and distribution expenses for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024	2023
	$’000	$’000

Promotion and marketing expenses	938	701
Transportation expenses	749	747

Total	1,687	1,448

Our selling and distribution expenses amounted to approximately $1.6 million and $1.4 million for the financial years ended December 31, 2024 and 2023, respectively.

The increase in selling and distribution expenses by approximately $0.2 million for the financial year ended December 31, 2024, as compared to the financial year ended December 31, 2023, was primarily attributable an increase in sales rebates/incentives as a result of approximately $0.2 million.

Administrative expenses

The following table sets forth the breakdown of our administrative expenses for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Staff costs	5,464	58.3	5,081	66.0
Depreciation	662	7.1	596	7.7
Property and related expenses	603	6.4	587	7.6
Miscellaneous expenses	2,033	21.7	1,164	15.1
Legal and professional fees	590	6.3	251	3.3
Office supplies and upkeep expenses	14	0.2	14	0.3

Total	9,366	100.0	7,693	100.0

Our administrative expenses increased by approximately $1.7 million to approximately $9.4 million for the financial year ended December 31, 2024 from approximately $7.7 million for the financial year ended December 31, 2023, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately $0.4 million to approximately $5.5 million for the financial year ended December 31, 2024 from approximately $5.1 million for the financial year ended December 31, 2023, respectively.

Depreciation expense is charged on our property and equipment which included (i) leasehold factory premise, (ii) leasehold improvement, (iii) tools and equipment, (iv) furniture, fixtures and fittings, (v) office equipment, (vi) computer equipment, (vii) motor vehicles, (viii) machinery and equipment and (ix) right-of-use assets.

Property and related expenses mainly represented property tax and related expenses in Singapore.

Miscellaneous expenses were mainly comprised of insurance expenses, office supplies, legal and professional fees, charitable donations, and other miscellaneous expenses. The miscellaneous expenses of our Group increased by approximately $0.9 million to approximately $2.1 million for the financial year ended December 31, 2024 from approximately $1.0 million for the financial year ended December 31, 2023, respectively.

Other expenses, net

The following table sets forth the breakdown of our other expenses, net for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024	2023
	$’000	$’000

Interest income	81	2
Interest expense	(1,449)	(1,118)
Government grant	94	79
Loss on disposal of property and equipment	(2)	-
Foreign exchange gain, net	294	153
Other income	234	174

Total expenses	(748)	(710)

Interest expenses were approximately $1.4 million in 2024 and approximately $1.1 million in 2023, respectively, from our bank loans and financing facilities. For more details of our bank borrowings, please see the paragraph headed “Bank Indebtedness” in this section.

We reported net foreign exchange gain approximately $0.3 million in 2024 and approximately $0.2 million in 2023, respectively.

Income tax expenses

For the financial years ended December 31, 2024 and 2023, our income tax expense was comprised of our current tax expense for the financial year.

For the financial year ended December 31, 2024, our income tax was approximately $0.13 million and our effective tax rate was approximately 25.0% due to the increase was generally in line with the increase in non-deductible expenses for the financial year.

For the financial year ended December 31, 2023, our income tax was approximately $0.3 million and our effective tax rate was approximately 13.3% due to the increase was generally in line with the increase in our profit for the financial year.

Net income

Our net income approximately $0.4 million and approximately $1.8 million for the financial years ended December 31, 2024 and 2023, respectively.

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

We had the following contractual obligations and lease commitments as of December 31, 2025:

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years
	$’000	$’000	$’000	$’000

Operating leases commitment	893	246	647	-
Bank loans repayment	18,927	17,686	1,241	-

Total obligations	19,820	17,939	1,888	-

We believe that we have sufficient working capital for our requirements for at least the next 12 months from the date of this Annual Report, absent unforeseen circumstances, taking into account the financial resources presently available to us, including cash and cash equivalents on hand, cash flows from our operations and the estimated net proceeds from the Public Offering.

Bank Indebtedness

Bank indebtedness	Terms of repayments	Annual interest rate	As of December 31,
			2025	2024
			$’000	$’000

Term loans	2 to 10 years	2.00-3.75%	3,173	4,465
Overdraft	Within 12 months	4.0739%	114	12
Trust receipts	Within 12 months	1.65-7.25%	14,938	17,137
Revolving loan	Within 12 months	2.50%	702	664

Total			18,927	22,278

As of December 31, 2025 and 2024, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from 1.65% to 7.25% and are repayable in 1 month to 10 years.

The Company’s bank borrowings currently are guaranteed by personal guarantees from CE Neo, Jimmy Neo, Edward Neo, CK Neo a corporate guaranty from Soon Aik Global Pte Ltd. We will seek a waiver for future guarantees following the completion of the Public Offering.

Cash flows

The following table summarizes our cash flows for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025	2024
	$’000	$’000

Cash and cash equivalents, and restricted cash as at beginning of the financial year	2,088	1,117

Net cash provided by operating activities	4,441	2,534
Net cash used in investing activities	(10)	(739)
Net cash used in financing activities	(5,461)	(628)
Effect on exchange rate change on cash and cash equivalents, and restricted cash	316	(196)

Net change in cash and cash equivalents, and restricted cash	(714)	971

Cash and cash equivalents, and restricted cash as at end of the financial year	1,374	2,088

Cash flows from operating activities

For the financial year ended December 31, 2025, our net cash provided by operating activities was approximately $4.5 million, which primarily consisted of our net loss of approximately $0.4 million, adding back (i) the non-cash depreciation of property and equipment and right-of-use assets of approximately $0.8 million, (ii) the provision for the impairment of current expected credit losses of approximately $0.8 million, (iii) the loss on disposal of property and equipment of approximately $0.013 million, (iv) the decrease in accounts receivables of approximately $3.2 million, (v) the decrease in inventories of approximately $0.8 million, (vi) the increase in customer deposits of approximately $0.2 million, (vii) the increase in accounts payables, accrued liabilities and provision of approximately $0.4 million and was partially offset by (a) the decrease in tax payables of approximately $0.8 million, (b) the increase in deposits, prepayments and other receivables of approximately $0.1 million and (c) the repayment of operating lease liabilities of approximately $0.4million.

For the financial year ended December 31, 2024, our net cash provided by operating activities was approximately $2.5 million, which primarily consisted of our net income of approximately $0.3 million, adding back (i) the non-cash depreciation of property and equipment and right-of-use assets of approximately $0.7 million, (ii) the provision for the impairment of current expected credit losses of approximately $0.9 million, (iii) the provision for the impairment of inventories of approximately $0.01 million, (iv) the decrease in inventories of approximately $0.7 million, and (v) the increase in customer deposits of approximately $1.5 million, (vi) the increase in accounts payables and accrued liabilities and provision of approximately $0.002 million and was partially offset by (a) the gain on disposal of property and equipment of approximately $0.002 million, (b) the increase in accounts receivables of approximately $0.4 million, (c) the increase in deposits, prepayments other receivables and of approximately $0.6 million, (d) the decrease in tax payables of approximately $0.2 million and (e) the repayment of operating lease liabilities of approximately $0.4million.

Cash flows from investing activities

For the financial year ended December 31, 2025, our net cash used in investing activities was approximately $0.01 million, primarily consisting of the purchase of property and equipment of approximately $0.01 million.

For the financial year ended December 31, 2024, our net cash used in investing activities was approximately $0.7 million, primarily consisting of the purchase of property and equipment of approximately $0.7 million.

Cash flows from financing activities

Our cash flows used in financing activities primarily consists of interest paid, proceeds from loans, repayment of loans, payment for interest portion of lease liabilities and payment for capital portion of lease liabilities.

For the financial year ended December 31, 2025, our net cash used in financing activities was approximately $5.5 million, which mainly consisted of the repayment of bank borrowings of approximately $48.7 million, partially offset by proceeds from bank borrowings of approximately $45.4 million, the repayment of finance lease liabilities of approximately $0.1 million and the repayment to related parties of approximately $2.0 million.

For the financial year ended December 31, 2024, our net cash used in financing activities was approximately $0.6 million, which mainly consisted of the repayment of bank borrowings of approximately $43.3 million, partially offset by proceeds from bank borrowings of approximately $46.5 million.

Capital commitments

As of December 31, 2025 and 2024, we did not have any capital commitments.

Off-Balance Sheet Transactions

As of December 31, 2025, we have not entered into any material off-balance sheet transactions or arrangements.

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

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the financial years presented. Significant accounting estimates in the period include the allowance for current expected credit losses on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets, impairment of long-lived assets, useful lives of property and equipment, and realization of deferred tax assets.

●	Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

●	Foreign Currency Translation and Transaction

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore and Malaysia, maintain their books and record in their local currency, Singapore Dollars (“SGD”) and Malaysian Ringgit (“MYR”), respectively, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates during the financial year. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

●	Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on hand and cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three (3) months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore and Malaysia.

●	Restricted Cash

Restricted cash represents fixed deposits held by foreign subsidiaries of the Group with DBS Bank, with maturities within 12 months. These fixed deposits have been pledged to the Bank as collateral security and guarantees under the Group’s trust receipt facilities. Under the terms of the relevant facility agreements, the Bank is entitled to apply these fixed deposits against any outstanding obligations owed by the relevant subsidiaries in the event of a failure to repay amounts due. Accordingly, these deposits are not available for the Group’s general use.

●	Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses.

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

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date beginning when the assets are placed in service and after taking into account their estimated residual values:

Expected useful life
Leasehold factory premise	42 years
Leasehold improvement	3-5 years
Tools and equipment	3-8 years
Furniture, fixtures and fittings	5-8 years
Office equipment	5-7 years
Computer equipment	3 years
Motor vehicles	5-10 years
Machinery and equipment	7 years

Leasehold improvements are depreciated over the shorter of their estimated useful life or the remaining lease term.

Expenditures for maintenance and repairs are expensed as incurred, while costs that extend the useful life of an asset are capitalized. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When property and equipment are retired or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

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

The Company recognizes its sales of goods and services from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606 establishes a five-step model for recognizing revenue from contracts with customers. The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

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

The majority of the Company’s income is derived from contracts with customers in the sale of products and services, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears the risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the control of the product transfers to the customer, at which point the customer obtains legal title and assumes the risks and rewards of ownership, and the customer is able to direct the use of, and obtain substantially all of the benefits from the products.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

The Company records estimated sales returns, rebates, and other allowances as reductions to revenue at the time revenue is recognized. Estimates are based on historical experience, contractual terms, and current expectations. Actual results may differ from these estimates.

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

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 prescribes a comprehensive model for the recognition, measurement, presentation, and disclosure of income taxes and uncertain tax positions in the financial statements.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to reverse.

The Company recognizes the financial statement effect of a tax position when it is more likely than not that the position will be sustained upon examination by the relevant tax authorities based on the technical merits of the position. Tax positions recognized in the financial statements are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority. The Company records interest and penalties related to uncertain tax positions, if any, as a component of income tax expense.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

●	Leases

Effective from January 1, 2020, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than 12 months. It requires for leases longer than one (1) year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

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

FASB ASC 280, “Segment Reporting”, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2025, 2024 and 2023, the Company has three (3) reporting business segments.

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

●	Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $77,869) if the bank with which an individual or a company hold its eligible deposit fails. For deposits held in Malaysia, the Perbadanan Insurans Deposit Malaysia (“PIDM”) provides deposit insurance protection up to MYR 250,000 (approximately $61,692) per depositor per member institution. As of December 31, 2025, cash balance of approximately $1.0 million and restricted cash of approximately $0.3 million were maintained at financial institutions in Singapore and Malaysia, of which approximately $0.7 million was subject to credit risk. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

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

Recently Adopted Accounting Standards

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption did not have material impact on the Company’s consolidated financial statement presentations and disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. This ASU will result in the required additional disclosures being included in the consolidated financial statements, once adopted. The adoption did not have material impact on the Company’s consolidated financial statement presentations and disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of these standards will have on the Company’s consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU 2025-05 provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods and should be applied prospectively. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which provides guidance to clarify and modernize the accounting for costs related to internal-use software. ASU2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

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

Impact of Inflation

According to the Monetary Authority of Singapore (the “MAS”), the year-over-year percentage changes in the consumer price index for 2025 and 2024 were 0.7% and 2.4%, respectively as reported by the MAS at https://www.mas.gov.sg/news/monetary-policy-statements/2026/mas-onetary-policy-statement-29jan26. Inflation in Singapore has not materially affected our profitability and operating results. However, we can provide no assurance that we will be unaffected by higher inflation rates in Singapore or globally in the future.

Seasonality

We have not observed any significant seasonal trends. Our Directors believe that there is no apparent seasonality factor affecting the industry that our Group is operating in.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk

We are exposed to interest rate risk while we have short-term bank loans outstanding. Although interest rates for our short-term loans are typically fixed for the terms of the loans, the terms are typically 12 months and interest rates are subject to change upon renewal.

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

ITEM 6. DIRECTORS, OFFICERS AND SENIOR MANAGEMENT

6.A. Directors and Executive Officers

The following table sets forth the names, ages and titles of our Executive Directors, and Independent Directors and Executive Officers:

Name	Age	Title

Executive Directors:
Jimmy Neo	62	Executive Director
Edward Neo	59	Executive Director

Independent Directors:
Yee Yen Han	72	Independent Director
Chin Chye Koh	69	Independent Director
Gang Wong	54	Independent Director

Executive Officers:
Jimmy Neo	62	Chief Executive Officer
Edward Neo	59	Deputy Chief Executive Officer
CK Neo	57	Chief Operating Officer
Li Hoon Lee	52	Chief Financial Officer

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

Executive Directors:

Mr. Chin Heng Neo (“Mr. Jimmy Neo”) is an Executive Director and Chief Executive Officer of our Group. He was appointed as a director on February 14, 2022. Mr. Jimmy Neo is responsible for the Off-Highway Business of our Group conducted through INNEOVA Industrial.

Mr. Jimmy Neo has more than 25 years of experience in the Off-Highway Business. Between 1984 and 1993, Jimmy Neo was an army officer with the Singapore Armed Forces. In 1993, he joined INNEOVA Automotive and established work processes and sales channels to include export, wholesale, retail and service/repairs. In September 1999, Jimmy Neo was appointed the managing director of INNEOVA Industrial when the company was set up to expand its product offerings and to cater to different industries. INNEOVA Industrial has later grown to be a reliable distributor and supplier of industrial spare parts. Jimmy Neo is an executive committee member of the Business Leaders Alumni Club in Singapore. He was appointed as a director of INNEOVA Automotive and Autozone (S) in 2022.

Mr. Jimmy Neo graduated with a Bachelor of Science (Industrial Engineering) degree from The University of Oklahoma, USA in May 1990 and a Technical Diploma in Production Engineering from Singapore Polytechnic in May 1984.

Mr. Chin Aik Neo (“Mr. Edward Neo”) is an Executive Director and Deputy Chief Executive Officer of our Group. He was appointed as a director on February 14, 2022. Mr. Edward Neo is responsible for overseeing the On-Highway Business of our Group conducted through INNEOVA Automotive and its subsidiaries.

Mr. Edward Neo has more than 30 years of experience in the On-Highway Business. Edward Neo started his career as a sales executive with INNEOVA Automotive in 1986 where he was involved in the sales of automotive parts. In 1991, he joined Great Eastern Life Assurance Co. Ltd. to be a career agent where he was involved in sales of insurance policies. In 1995, he re-joined our Group and has since been in-charge of the operations and product development activities of our automotive business segment. He was instrumental in the development of our in-house specialty brands such as VETTO for brakes and REV-1 for lubricants etc. In December 2009, Edward Neo became a director of Autozone (S) when it was incorporated to take over the retail business in the supply of automotive aftermarket spare parts and accessories. He was appointed as a director of INNEOVA Automotive in 2010 and as a director of INNEOVA Industrial in 2022.

Mr. Edward Neo holds GCE Ordinary Level qualifications.

Independent Directors:

Mr. Yee Yen Han (“Mr. Han”) is an independent non-executive director appointed as a director as of September 30, 2024. Mr. Han will serve as chairman of the audit committee and as a member of the compensation and nomination committees.

Mr. Han has over 41 years of experience in auditing, accounting, and financial management as a financial controller in different industries. From October 2010 to December 2014, Mr. Han was the group chief financial officer in Jubilee Industries Holdings Ltd., a company whose shares are listed on the Catalist of the Singapore Exchange Securities Trading Limited (stock code: NHD). From December 2014 to July 2015, Mr. Han was the group financial controller of 800 Super Holdings Limited, a company whose shares were previously listed on the Catalist of the Singapore Exchange Securities Trading Limited. From September 2015 to March 2019, Mr. Han was the group financial controller of Kee Song Food Corporation (S) Pte Ltd, a subsidiary of Kee Song Bio-Technology Holdings Limited, a company whose shares are listed on the Taiwan Stock Exchange Corporation (stock code 1258), where he was responsible for handling the group’s financial and accounting matters, ensuring compliance with the Taiwan listing rules and regulations and overseeing the IT department. Since April 2019, Mr. Han works at Y Y Han Management Enterprise as a sole proprietor, where he provides accounting and finance services to small and medium-sized enterprises clients. From June 2024 to June 2025, Mr. Han was the chief financial officer of SKK Holdings Limited (stock code: SKK), a Singapore-based public company listed on the Nasdaq Capital Market. Since October 2024, he has served on the board of directors of JBDI Holdings Limited (stock code: JBDI), a Singapore-based public company listed on the Nasdaq Capital Market, where he serves as chair of audit committee, and as a member of the compensation committee and nomination committee.

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

Executive Officers:

Mr. Ching Kiat Neo (“Mr. CK Neo”) is our Chief Operating Officer, responsible for our Group’s supply chain and retail business. He started his career in 1993 with INNEOVA Automotive in charge of accounting and sales functions. In January 1995, when the partnership was converted into a private limited company, Mr. CK Neo was appointed as a director of INNEOVA Automotive. In December 2009, he became a director of Autozone (S) when the company was incorporated to take over the retail business in the supply of automotive aftermarket parts and accessories. Subsequently, in September 2010, he resigned from his directorship in INNEOVA Automotive to focus on the retail business of INNEOVA Automotive. In 2022, he resigned his directorship in Autozone (S).

Mr. CK Neo graduated with a Bachelor of Accountancy degree from Nanyang Technological University in July 1993.

Ms. Li Hoon Lee (“Ms Ivy Lee”) is our Chief Financial Officer, responsible for our Group’s finance and accounting functions, including treasury, financial planning, credit management, tax and risk management, and other general corporate and administrative functions of our Group.

Ms Ivy Lee has over 27 years of experience in managing finance and accounting matters in businesses. In 1994, she started her career as an audit assistant at Ahmad Zaki Association, a public accounting firm in Malaysia. In March 1996, she joined Tat Lee Bank Ltd as a customer service assistant in the accounts department. In February 2000, Ms. Lee joined Sin Thai Hin Holdings Pte Ltd as an accounts executive responsible for the group’s finance and accounting functions. In May 2004, she joined our Group as an accounts executive and risen to finance manager where she was responsible for our finance and accounting functions. In April 2015, she was promoted to Financial Controller.

Ms Ivy Lee is an associate member of the Institute of Singapore Chartered Accountants and the Association of Chartered Certified Accountants, United Kingdom. She holds a London Chamber of Commerce and Industry (LCCI) Third Level Group Diploma in Management Accounting in 1994 and completed Professional Part 1 of the Association of Chartered Certified Accountants examinations in June 2005.

Committees of the Board of Directors

Our board of Directors has an audit committee, a compensation committee and a nomination committee, each of which operate pursuant to a charter adopted by our board of Directors. The board of directors may also establish other committees from time to time to assist our company and the board of Directors. The composition and functioning of our committees comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq Capital Market and the SEC rules and regulations, if applicable. Each committee’s charter is available on our website at www.inneova.co. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this Annual Report.

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

Compensation of Directors and Executive Officers

The following table summarizes all compensation received by our Directors and Executive Officers for the financial years ended December 31, 2025, 2024 and 2023. Bonuses are not payable pursuant to a bonus plan, but rather are made on a discretionary basis in consideration of contributions and profitability of the Company for the financial year under which such bonus was paid as determined by our Compensation Committee. The Company does not have a profit sharing or equity incentive plan.

	Summary Compensation Table
	Compensation Paid
Name and Principal Position	Year	Salary/Fees (S$)	Bonus (S$)	Other Compensation(1) (S$)

Jimmy Neo, Chief Executive Officer	2025	180,000	15,000	12,240
	2024	180,000	15,000	21,167
	2023	173,250	15,000	12,928

Edward Neo, Deputy Chief Executive Officer	2025	165,000	13,750	15,810
	2024	165,000	13,750	22,466
	2023	162,000	13,750	12,610

CK Neo, Chief Operating Officer	2025	144,000	12,000	19,344
	2024	144,000	12,000	25,900
	2023	141,000	12,000	18,564

Ivy Lee, Chief Financial Officer	2025	132,000	33,000	17,340
	2024	132,000	24,200	25,340
	2023	123,000	31,000	17,340

Yee Yen Han, Independent Director	2025	30,000	-	-
	2024	5,645	-	-
	2023	-	-	-

Chin Chye Koh, Independent Director	2025	24,000	-	-
	2024	4,516	-	-
	2023	-	-	-

Gang Wong, Independent Director	2025	24,000	-	-
	2024	4,516	-	-
	2023	-	-	-

(1) Other compensation includes allowances and employer’s contribution to the Central Provident Fund.

Directors’ Agreements

Each of our independent directors has entered into a Director’s Agreement with the Company. The terms and conditions of such Directors’ Agreements are similar in all material aspects. Each Director’s Agreement is for an initial term of one (1) year and will continue until the Director’s successor is duly elected and qualified. Each Director will be up for re-election each year at the annual shareholders’ meeting and, upon re-election, the terms and provisions of his or her Director’s Agreement will remain in full force and effect. Any Director’s Agreement may be terminated for any or no reason by the Director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of the Company’s issued and outstanding Ordinary Shares entitled to vote.

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

Applicable percentage ownership is based on 16,170,624 Ordinary Shares of our Company issued and outstanding as of the date of this Annual Report.

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

Unless otherwise noted below, the address of each person listed on the table is 14 Ang Mo Kio Street 63, Singapore 569116.

	Shares Beneficially Owned as of the date of this Annual Report		Shares Beneficially Owned after this Annual Report
Name of Beneficial Owner	Number	Percentage	Number	Percentage

Named Executive Directors and Officers:

Jimmy Neo(1)	3,551,156	21.96	3,551,156	21.96
Edward Neo(1)	3,551,156	21.96	3,551,156	21.96
CK Neo(1)	3,551,156	21.96	3,551,156	21.96

Independent Directors:
Yee Yen Han	-	-	-	-
Chin Chye Koh	-	-	-	-
Gang Wong	-	-	-	-

5% or Greater Shareholders:
CE Neo(1)	3,551,156	21.96	3,551,156	21.96

Total	14,204,624	87.84	14,204,624	87.84

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

Set forth below are related party transactions of our Company for the financial years ended December 31, 2025, 2024 and 2023, which are identified in accordance with the rules prescribed under Form 20-F and may be considered as related party transactions under Singapore law, and which reflects all related party transactions as of the date of this Annual Report.

Sales, sundry income, cost of sales and expenses for the related entities above for the financial years ended December 31, 2025, 2024 and 2023 were:

	Financial Years Ended December 31,
	2025	2024	2023
Nature of transactions	$’000	$’000	$’000

Sale of products
- Spare-Parts Zone (Australia) Pty Ltd(2)	764	554	289
- Branded Filters Pty Ltd(2)	474	658	633
- Jurong Barrels & Drums Industries Pte Ltd(1)	7	-	-
- Auto Saver Pte Ltd(3)	236	231	243
- PT Heavy Machindo Diesel(2)	702	644	882
- Oceania Power & Solutions Pty Ltd(2)	75	69	179
- Soon Aik Global Pte Ltd(3)	1	-	-

Sundry income
- Spare-Parts Zone (Australia) Pty Ltd(2)	-	-	-
- Branded Filters Pty Ltd(2)	17	-	-
- Auto Saver Pte Ltd(3)	-	-	4
- Oceania Power & Solutions Pty Ltd(2)	6	25	25
- PT Heavy Machindo Diesel(2)	5	-	-
- Soon Aik Global Pte Ltd(3)	-

Purchases
- Branded Filters Pty Ltd(2)	176	99	490
- PT Heavy Machindo Diesel(2)	1,399	1,334	1,293
- Oceania Power & Solutions Pty Ltd(2)	257	62	176
- Jurong Barrels & Drums Industries Pte Ltd(1)	-	-	1
- Auto Saver Pte Ltd(3)	1	-	-
- Kiwami Corporation(2)	23	-	-

Expenses
- EU Group Pte Ltd(1)	559	549	545
- Branded Filters Pty Ltd(2)	-	-	8
- Oceania Power & Solutions Pty Ltd(2)	-	-	2
- Jurong Barrels & Drums Industries Pte Ltd(1)	1
- Soon Aik Global Pte Ltd(3)	181	150	151
- Auto Saver Pte Ltd(3)	243	310	332
- Fleetzone Autoparts (M) Sdn Bhd(3)	28	28	22
- PT Heavy Machindo Diesel(2)	-	-	-
- Kiwami Corporation(2)	-	-	-
- N-United Pte Ltd(2)	43	12	-

- These are related to the figures which are immaterial.

The related parties are controlled by the common directors of the Company as follows:

(1)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte Ltd, which in turn is the parent entity of EU Group Pte Ltd and Jurong Barrels & Drums Industries Pte Ltd.
(2)	CE Neo is the sole owner of an entity called Soon Aik Holdings Pte Ltd (“SA Holdings”) and N-United Pte Ltd (“N-United”) in Singapore, which in turn are sole owners of the following entities, which entities facilitate our Group’s sales in Australia and Indonesia. SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd, and Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia.
(3)	Soon Aik Global Pte Ltd (“Soon Aik”), the controlling shareholder of INNEOVA, in turn is also the parent entity of Auto Saver Pte Ltd (“Auto Saver”) and Fleetzone Autoparts (M) Sdn Bhd (“Fleetzone”). Auto Saver oversees one (1) automotive service workshop in Singapore. Fleetzone manages the property in Malaysia which is leased to INNEOVA Malaysia. Soon Aik is also an investment holding entity and property owner, which rents properties to INNEOVA Automotive for their retail businesses.

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

On April 25, 2025, our shareholders approved changing our name to INNEOVA Holdings Limited, which name change was effective on April 28, 2025, at which time our shares began trading under the Nasdaq symbol “INEO.”

On October 22, 2024, the Company completed its initial public offering of 875,000 Ordinary Shares at a public offering price of US$8.00 per share (the “Public Offering”). Total gross proceeds to the Company from the Public Offering were $7 million. Total offering cost was approximately $7.3 million. The Ordinary Shares began trading on October 23, 2024 on the Nasdaq Capital Market under the ticker symbol “SAG.”

History of Ordinary Shares Issuance

The following is a summary of our securities issuances in the past three (3) years.

For the past three (3) years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriter was involved in these issuances of securities.

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

On October 22, 2024, the Company completed its initial public offering of 875,000 Ordinary Shares at a public offering price of US$8.00 per share (the “Public Offering”). Total gross proceeds to the Company from the Public Offering were $7 million. Total offering cost was approximately $7.3 million.

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

On August 25, 2025, the authorized share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 200,000,000 ordinary shares of par value of US$0.0005 each to (ii) US$100,000 divided into 150,000,000 Class A ordinary shares of par value of US$0.0005 each, 25,000,000 Class B ordinary shares of par value of US$0.0005 each, and 25,000,000 Preferred Shares of par value of US$0.0005 each.

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

As of the date of this Annual Report, our authorized share capital comprised of (i) US$100,000 divided into 200,000,000 ordinary and preferred shares of par value of US$0.0005 each to (ii) US$100,000 divided into 150,000,000 Class A ordinary shares of par value of US$0.0005 each, 25,000,000 Class B ordinary shares of par value of US$0.0005 each, and 25,000,000 preferred shares of par value of US$0.0005 each. As of the date of this report, 16,527,249 ordinary shares are issued and outstanding.

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

Voting Rights. Voting at any meeting of shareholders is by way of a poll save that in the case of a physical meeting, the chairman of the meeting may decide that a vote be on a show of hands unless a poll is demanded by:

●	at least three (3) shareholders present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative for the time being entitled to vote at the meeting;
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting; and
●	shareholder(s) present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative and holding shares in us conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

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

Shareholders’ general meetings may be convened by the chairperson of our board of Directors or by a majority of our board of Directors. Advance notice of not less than ten clear days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of, at the time when the meeting proceeds to business, two (2) shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to issued and outstanding shares in our company entitled to vote at such general meeting.

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

Our board of Directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of Directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of Directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four (4); and
●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our Directors may from time to time require is paid to us in respect thereof.

If our Directors refuse to register a transfer they shall, within two (2) months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

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

Dividends and Dividend Policy

No dividends have been declared or paid by the companies comprising our Group for the financial years ended December 31, 2025 and 2024.

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

Sale or Other Disposition of Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Ordinary Shares have been held for more than one (1) year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

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

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three (3) preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Ordinary Shares. Under the PFIC rules:

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET Risk

Interest Rate Risk

The Company is currently not subject to significant interest rate risk due to its lack of outstanding loans or large deposit accounts.

Foreign Currency Exchange Rates

Translation of amounts from SGD into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	December 31, 2025	December 31, 2024	December 31, 2023

Year-end SGD:US$ exchange rate	1.2842	1.3581	1.3434
Annual average SGD:US$ exchange rate	1.3102	1.3342	1.3181

Translation of amounts from MYR into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	Financial Years Ended December 31,
	2025	2024	2023

Year-end MYR:US$ exchange rate	4.0524	4.4704	4.5524
Annual average MYR:US$ exchange rate	4.2957	4.5849	4.83713

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were not effective due to the material weaknesses in our internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2025 were (i) lack of Experienced Accounting Personnel: The Company does not maintain accounting staff and resources with sufficient knowledge of U.S. GAAP reporting requirements. (ii) the Company lacks comprehensive accounting policies and a procedures manual in accordance with U.S. GAAP.

The management plans to remediate material weaknesses in internal control over financial reporting identified by implementing the following measures: recruit qualified accounting personnel with sufficient knowledge and experience to address complex U.S. GAAP accounting issues and prepare and review financial statements and related disclosures under U.S. GAAP.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. In its assessment of the effectiveness of internal control over financial reporting as of December 31, 2025, the Company determined that there were no control deficiencies that constituted material weaknesses.

Changes in Internal Control over Financial Reporting

For the financial year ended December 31, 2025, there was no change in the Company’s internal control over financial reporting period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees

The following are the fees billed to us by our auditors for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025	2024
	$’000	$’000
Audit Fees	138	103
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total	138	103

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

All Other Fees consist of the aggregate fees billed for products and services provided by our independent auditor and not otherwise included in Audit Fees, Audit Related Fees or Tax Fees. Included in such Other Fees would be fees for services rendered by our independent auditor in connection with any private and public offerings conducted during such financial years.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. However, our Audit Committee is required to comply with the provisions of Rule 10A-3 of the Exchange Act, which is applicable to U.S. companies listed on Nasdaq. Therefore, we have a fully independent Audit Committee in accordance with Rule 10A-3 of the Exchange Act. However, because we are a foreign private issuer, our audit committee is not subject to additional Nasdaq corporate governance requirements applicable to listed U.S. companies, including the requirements to have a minimum of three (3) members and to affirmatively determine that all members are “independent,” using more stringent criteria than those applicable to us as a foreign private issuer.

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

We presently do not engage third parties to assist with evaluating the effectiveness of our risk-management and cybersecurity practices. The Company did not have any material cybersecurity breaches for the financial year ended December 31, 2025.

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

INDEX TO INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of INNEOVA Holdings Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of INNEOVA Holdings Limited and subsidiaries (collectively referred to as the “Company”) as of December 31, 2025, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for the financial year ended December 31, 2025 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the financial year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

We also have audited the adjustments to the 2024 and 2023 financial statements to retrospectively furnish comparative information related to the transactions under common control, as described in Note 1. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2024 and 2023 financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2024 and 2023 financial statements taken as a whole. The previously issued financial statements of the Company as of December 31, 2024, were audited by other auditors whose report dated May 14, 2025, expressed an unqualified opinion on those statements.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ YCM CPA INC.

We have served as the Company’s auditor since 2025.

PCAOB ID 6781

Irvine, California

May 15, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders and Board of Directors of

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of INNEOVA Holdings Limited and Subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity and cash flows for each of the financial years in the three-year period ended December 31, 2024 and the related notes to the financial statements and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the financial years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Audit Alliance LLP

Singapore

We have served as the Company’s auditor since 2022 to 2024.

Singapore, May 15, 2025

PCAOB ID Number 3487

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”))

	As of December 31,
	2025	2024
	$’000	$’000

ASSETS
Current assets:
Cash	1,059	1,790
Restricted cash	315	298
Accounts receivable - Third parties, net	7,935	11,413
Accounts receivable - Related parties, net	2,630	3,140
Inventories	18,553	19,390
Amounts due from related parties	2,080	1,426
Deposits, prepayments and other receivables	3,949	3,819

Total current assets	36,521	41,276

Non-current assets:
Property and equipment, net	2,129	2,404
Right-of-use assets, net	657	672
Deferred tax assets	837	128
Amounts due from related parties	1,274	1,295

Total non-current assets	4,897	4,499

TOTAL ASSETS	41,418	45,775

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	5,054	4,924
Accounts payable - Related parties	244	9
Customer deposits	5,647	5,445
Amounts due to related parties	5,467	6,877
Bank borrowings	17,686	19,175
Finance lease liabilities, current	70	88
Operating lease liabilities, current	176	334
Income tax payable	100	173

Total current liabilities	34,444	37,025

Long-term liabilities:
Bank borrowings	1,241	3,103
Finance lease liabilities, non-current	140	188
Operating lease liabilities, non-current	508	384
Deferred tax liabilities	112	164

Total long-term liabilities	2,001	3,839

TOTAL LIABILITIES	36,445	40,864

Shareholders’ equity
Preferred Shares, 25,000,000 authorized with par value of $0.0005 each, none issued or outstanding as of December 31, 2025 and 2024	-	-
Ordinary shares, 200,000,000 authorized comprise of 150,000,000 Class A and 25,000,000 Class B shares, with par value of $0.0005 each, 16,527,249 and 10,250,000 ordinary shares issued and outstanding as of December 31, 2025 and 2024, respectively	8	5
Additional paid-in capital	1,006	1,009
Accumulated other comprehensive loss	(535)	(994)
Retained earnings	4,494	4,891

Total shareholders’ equity	4,973	4,911

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	41,418	45,775

The accompanying notes are an integral part of these consolidated financial statements.

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Revenue, net	58,425	62,741	62,693

Cost of revenue	(47,204)	(50,439)	(50,697)

Gross profit	11,221	12,302	11,996

Operating expenses:
Selling and distribution	(1,167)	(1,687)	(1,448)
General and administrative	(10,105)	(9,366)	(7,693)

Total operating cost and expenses	(11,272)	(11,053)	(9,141)

(Loss) profit from operations	(51)	1,249	2,855

Other income (expenses):
Interest income	56	81	2
Interest expense	(1,345)	(1,449)	(1,118)
Government grant	45	94	79
Loss (gain) on disposal of property and equipment	12	(2)	-
Foreign exchange gain, net	66	294	153
Other income	164	234	174

Total other expenses, net	(1,002)	(748)	(710)

(Loss) income before income taxes	(1,053)	501	2,145

Income tax (benefit) expense	(656)	125	285

NET (LOSS) INCOME	(397)	376	1,860

Other comprehensive income:
Foreign currency translation adjustment	459	(192)	114

COMPREHENSIVE INCOME	62	184	1,974

Net (loss) income per share
Basic and Diluted	(0.03)	0.04	0.20

Weighted average Ordinary Shares outstanding
Basic and Diluted (’000)	14,402	9,545	9,375

The accompanying notes are an integral part of these consolidated financial statements.

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Preferred Shares	Ordinary Shares
	No. of shares	No. of shares	Amount	Additional paid-in capital	Accumulated other comprehensive (loss) income	Retained earnings	Total shareholders’ equity
	’000	$’000	$’000	$’000	$’000	$’000	$’000

Balance as of December 31, 2022	-	9,375	5	1,341	(916)	(2,655)	3,085

Foreign currency translation adjustment	-	-	-	-	114	-	114
Net income for the financial year	-	-	-	-	-	1,860	1,860

Balance as of December 31, 2023	-	9,375	5	1,341	(802)	4,515	5,059

Foreign currency translation adjustment	-	-	-	-	(192)	-	(192)
Issuance of new shares	-	875	1	(332)	-	-	(332)
Net income for the financial year	-	-	-	-	-	376	376

Balance as of December 31, 2024	-	10,250	5	1,009	(994)	4,891	4,911
Foreign currency translation adjustment	-	-	-	-	459	-	459
Net loss for the financial year	-	-	-	-	-	(397)	(397)
Issuance of ordinary shares pursuant to common control acquisition	-	6,296	3	(3)	-	-	-
Share cancellation	-	(18)	-	-	-	-	-

Balance as of December 31, 2025	-	16,528	8	1,006	(535)	4,494	4,973

The accompanying notes are an integral part of these consolidated financial statements.

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Cash flows from operating activities:
Net (loss) income	(397)	376	1,860
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation of property and equipment	414	294	240
Depreciation of right-of-use assets	403	368	357
Provision for impairment for estimated credit loss	800	907	251
Provision for impairment for inventories	-	11	231
Loss (gain) on disposal of property and equipment	12	(2)	-

Change in operating assets and liabilities:
Accounts receivable	3,189	(447)	1,499
Inventories	838	708	(374)
Deposits, prepayments, and other receivables	(130)	(638)	348
Accounts payable and accrued liabilities	367	2	(279)
Repayment of operating lease liabilities	(422)	(360)	(319)
Customer deposits	201	1,469	(63)
Income tax payable	(834)	(154)	(12)

Net cash provided by operating activities	4,441	2,534	3,739

Cash flows from investing activity:
Purchase of property and equipment	(10)	(739)	(309)

Net cash used in investing activity	(10)	(739)	(309)

Cash flows from financing activities:
Repayment of bank borrowings	(48,731)	(43,299)	(47,508)
Proceeds from bank borrowings	45,379	46,494	46,311
Proceeds from issuance of new shares, net of expenses	-	(332)	-
Repayment to related parties	(2,043)	(3,373)	(2,463)
Repayment of finance lease liabilities	(66)	(118)	(156)

Net cash used in financing activities	(5,461)	(628)	(3,816)

Effect on exchange rate change on cash and restricted cash	316	(196)	114

Net change in cash and restricted cash	(714)	971	(272)

CASH AND RESTRICTED CASH, BEGINNING OF FINANCIAL YEAR	2,088	1,117	1,389

CASH AND RESTRICTED CASH, END OF FINANCIAL YEAR	1,374	2,088	1,117

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	206	280	297
Cash paid for interest	1,345	1,448	1,118

SUPPLEMENTAL NON-CASH FLOW INFORMATION:
Issuance of ordinary shares in connection with common-control acquisition	3

The accompanying notes are an integral part of these consolidated financial statements.

NOTE－1 BUSINESS OVERVIEW AND BASIS OF PRESENTATION

INNEOVA Holdings Limited (formerly known SAG Holdings Limited) (the “Company” or “INNEOVA”) is incorporated in the Cayman Islands on February 14, 2022 under the Companies Act (as revised) as an exempted company with limited liability.

On August 25, 2025, the authorized share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 200,000,000 shares of par value of US$0.0005 each to (ii) US$100,000 divided into 150,000,000 Class A ordinary shares of par value of US$0.0005 each, 25,000,000 Class B ordinary shares of par value of US$0.0005 each, and 25,000,000 Preferred Shares of par value of US$0.0005 each.

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

Description of subsidiaries incorporated and controlled by the Company

Name	Background	Effective ownership

INNEOVA Group Limited (formerly known as SAG Investments Limited) (“INNEOVA Group”)	● British Virgin Islands company ● Incorporated on November 17, 2021 ● Provision of investment holding	100% owned by INNEOVA

INNEOVA Industrial Pte. Ltd. (formerly known as Filtec Private Limited) (“INNEOVA Industrial”)	● Singaporean company ● Incorporated on September 1, 1999 ● Manufacturing and repair of separation or mixing equipment and general wholesale trade	100% owned by INNEOVA Group

INNEOVA Automotive Pte. Ltd. (formerly known as Spare-Parts Zone Pte. Ltd.) (“INNEOVA Automotive”)

● Singaporean company

● Incorporated on January 3, 1995

● Supply a wide range of automotive spare parts and lubricants genuine and aftermarket spare parts for use in passenger and commercial on-highway vehicles

100% owned by INNEOVA Group

Autozone Automotive Pte Ltd (“Autozone (S)”)	● Singaporean company ● Incorporated on December 7, 2009 ● Manufacturing and processing of automotive components or parts assembling re-engineering	100% owned by INNEOVA Automotive

INNEOVA Engineering Pte. Ltd. (formerly known as Power Trans Engineering Pte. Ltd.) (“INNEOVA Engineering”)	● Singaporean company ● Incorporated on April 13, 1996 ● Manufacturing and repair of gears, gearing and driving elements	100% owned by INNEOVA Group

INNEOVA Malaysia Sdn. Bhd (formerly known as Autozone Sdn. Bhd.) (“INNEOVA Malaysia”)	● Malaysian company ● Incorporated on December 17, 2009 ● Franchising of automotive parts retail	100% owned by INNEOVA Group

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

Common control transactions

On May 1, 2025, the Company announced the acquisition of 100% stake in INNEOVA Engineering Pte. Ltd. from its controlling shareholder, Soon Aik Global Pte Ltd (the “Seller”), the calculation of the amount of Consideration Shares was based on an implied purchase price of SGD10,235,000 (equivalent to approximately $7.6 million).

As the transaction was between entities under common control, the acquisition was accounted for as a common control transaction. No goodwill or bargain purchase gain was recognized as a result of the transaction.

On April 11, 2025, INNEOVA Group Limited and Autozone Automotive Pte. Ltd. entered an agreement relating to the sale and purchase of shares of INNEOVA Malaysia Sdn. Bhd. (“INNEOVA Malaysia”), the control of the entities has remained under the control of INNEOVA Holdings Limited. The acquisition was accounted for as a common control transaction. No goodwill or bargain purchase gain was recognized as a result of the transaction.

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

● Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the financial years presented. Significant accounting estimates in the period include the allowance for current expected credit losses on accounts and other receivables, impairment loss on inventories, assumptions used in assessing right-of-use assets, impairment of long-lived assets, useful lives of property and equipment, and realization of deferred tax assets.

● Basis of Consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Foreign Currency Translation and Transaction

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying consolidated financial statements have been expressed in US$. In addition, the Company and subsidiaries are operating in Singapore and Malaysia, maintain their books and record in their local currency, Singapore Dollars (“SGD”) and Malaysian Ringgit (“MYR”), respectively, which is a functional currency as being the primary currency of the economic environment in which their operations are conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, Translation of Financial Statement, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing for the financial years. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income within the statements of changes in shareholders’ equity.

Translation of amounts from SGD into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	Financial Years Ended December 31,
	2025	2024	2023

Year-end SGD:US$ exchange rate	1.2842	1.3581	1.3434
Annual average SGD:US$ exchange rate	1.3102	1.3342	1.3181

Translation of amounts from MYR into US$ has been made at the following exchange rates for the financial years ended December 31, 2025, 2024 and 2023:

	Financial Years Ended December 31,
	2025	2024	2023

Year-end MYR:US$ exchange rate	4.0524	4.4704	4.5524
Annual average MYR:US$ exchange rate	4.2957	4.5849	4.83713

Foreign exchange gains and losses that arise from exchange rate fluctuations from transactions denominated in a currency other than the functional currency are translated, as the case may be, at the rate on the date of the transaction and included in the results of operations as incurred.

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash on hand and cash in readily available checking and saving accounts. Cash equivalents consist of highly liquid investments that are readily convertible to cash and that mature within three (3) months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. The Company maintains most of its bank accounts in Singapore and Malaysia. There was no cash equivalents as of December 31, 2025 and 2024.

● Restricted Cash

Restricted cash represents fixed deposits held by foreign subsidiaries of the Group with DBS Bank, with maturities within 12 months. These fixed deposits have been pledged to DBS Bank as collateral security and guarantees under the Group’s trust receipt facilities. Under the terms of the relevant facility agreements, DBS Bank is entitled to apply these fixed deposits against any outstanding obligations owed by the relevant subsidiaries in the event of a failure to repay amounts due. Accordingly, these deposits are not available for the Group’s general use.

● Accounts Receivable, net

Accounts receivable include trade accounts due from customers in the sale of products.

Accounts receivable are recorded at the invoiced amount. The Company seeks to maintain strict control over its outstanding receivables to minimize credit risk. Overdue balances are reviewed regularly by senior management. Management reviews its receivables on a regular basis to determine if the bad debt allowance is adequate, and provides allowance when necessary. The allowance is based on management’s best estimates of specific losses on customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all reasonable means of collection have been exhausted and the likelihood of collection is not probable. The Company’s management continues to evaluate the reasonableness of the valuation allowance policy and update it if necessary.

The Company adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASC 326”). ASC 326 requires the application of a credit loss model based prospectively on current expected credit losses (CECL), and replaces the previous model based retrospectively on past incurred losses. The Company adopted ASC 326 using the modified retrospective method for all financial assets measured at amortized cost. The Company carries accounts receivable at the face amounts less a reserve for estimated credit losses. As of December 31, 2025 and 2024, allowance for credit loss was approximately $2.6 million and approximately $1.7 million, respectively.

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

● Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date beginning when the assets are placed in service and after taking into account their estimated residual values:

Expected useful life
Leasehold factory premise	42 years
Leasehold improvement	3-5 years
Tools and equipment	3-8 years
Furniture, fixtures and fittings	5-8 years
Office equipment	5-7 years
Computer equipment	3 years
Motor vehicles	5-10 years
Machinery and equipment	7 years

Leasehold factory premise and improvements are depreciated over the shorter of their estimated useful life or the remaining lease term.

Expenditures for maintenance and repairs are expensed as incurred, while costs that extend the useful life of an asset are capitalized. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. When property and equipment are retired or disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the consolidated statements of operations.

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

● Revenue Recognition

The Company recognizes its sales of goods and services from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC 606 establishes a five-step model for recognizing revenue from contracts with customers. The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

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

The majority of the Company’s income is derived from contracts with customers in the sale of products and services, and as such, the revenue recognized depicts the transfer of promised goods or services to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC 606, as follows:

Product sales consist of a single performance obligation that the Company satisfies at a point in time. The Company recognizes product revenue when the following events have occurred: (a) the Company has transferred physical possession of the products, depending upon the method of distribution and shipping terms set forth in the customer contract, (b) the Company has a present right to payment, (c) the customer has legal title to the products, and (d) the customer bears the risks and rewards of ownership of the products. Based on the Company’s historical practices and shipping terms specified in the sales agreements and invoices, these criteria are generally met when the control of the product transfers to the customer, at which point the customer obtains legal title and assumes the risks and rewards of ownership, and the customer is able to direct the use of, and obtain substantially all of the benefits from the products.

The Company records its revenues on product sales, net of good & service taxes (“GST”) upon the services are rendered and the title and risk of loss of products are fully transferred to the customers. The Company is subject to GST which is levied on the majority of the products at the rate of 9% on the invoiced value of sales in Singapore.

The Company records estimated sales returns, rebates, and other allowances as reductions to revenue at the time revenue is recognized. Estimates are based on historical experience, contractual terms, and current expectations. Actual results may differ from these estimates. For the financial years ended December 31, 2025, 2024 and 2023, the sales returns allowance was $Nil, $Nil and $6,441, respectively.

● Contract Balances

Deferred revenue consists of customer payment in advance of revenue being recognized. The Company invoices its customers at the beginning of the contractual period. Amounts anticipated to be recognized within one (1) year of the balance sheet date are recorded on the consolidated balance sheets as deferred revenue, current.

The balance of deferred revenue will fluctuate based on timing of invoices and recognition of revenue. The amount of revenue recognized for the financial years ended December 31, 2025 and 2024 that was included in deferred revenue at the beginning of each period was approximately $5.7 million and $5.4 million, respectively.

● Sales and Marketing

Sales and marketing expenses include payroll, employee benefits and other headcount-related expenses associated with sales and marketing personnel, and the costs of advertising, promotions, seminars, and other programs. Advertising costs are expensed as incurred. Advertising expense was $20,520, $5,880 and $6,315 for the financial years ended December 31, 2025, 2024 and 2023, respectively.

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

● Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 prescribes a comprehensive model for the recognition, measurement, presentation, and disclosure of income taxes and uncertain tax positions in the financial statements.

Deferred tax assets and liabilities are recognized for the expected future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which those temporary differences are expected to reverse.

The Company recognizes the financial statement effect of a tax position when it is more likely than not that the position will be sustained upon examination by the relevant tax authorities based on the technical merits of the position. Tax positions recognized in the financial statements are measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority.

For the financial years ended December 31, 2025, 2024 and 2023, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to tax in local and foreign jurisdiction. As a result of its business activities, the Company files tax returns that are subject to examination by the relevant tax authorities.

● Leases

Effective from January 1, 2019, the Company adopted the guidance of ASC 842, Leases, which requires an entity to recognize a right-of-use asset and a lease liability for virtually all leases. On February 25, 2016, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update No. 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing transactions. ASC 842 requires that lessees recognize right-of-use assets and lease liabilities calculated based on the present value of lease payments for all lease agreements with terms that are greater than 12 months. It requires for leases longer than one (1) year, a lessee to recognize in the statement of financial condition a right-of-use asset, representing the right to use the underlying asset for the lease term, and a lease liability, representing the liability to make lease payments. ASC 842 distinguishes leases as either a finance lease or an operating lease that affects how the leases are measured and presented in the statement of operations and statement of cash flows. ASC 842 supersedes nearly all existing lease accounting guidance under GAAP issued by the FASB including ASC Topic 840, Leases.

● Retirement Plan Costs

Contributions to retirement plans (which are defined contribution plans) are charged to general and administrative expenses in the accompanying statements of operation as the related employee service are provided. The Company is required to make contribution to their employees under a government-mandated multi-employer defined contribution pension scheme for its eligible full-times employees in Singapore and Malaysia. The Company is required to contribute a specified percentage of the participants’ relevant income based on their ages and wages level. For the financial years ended December 31, 2025, 2024 and 2023, approximately $0.4 million, $0.4 million and $0.4 million contributions were made respectively.

● Segment Reporting

FASB ASC 280, Segment Reporting, establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for details on the Company’s business segments. For the financial years ended December 31, 2025, 2024 and 2023, the Company has three (3) reporting business segments.

INNEOVA’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM uses Adjusted EBITDA for each segment as the measure of segment profit or loss to allocate resources to each segment and to compare the operating performance of the Company’s properties with those of its competitors as a way to assess performance. Adjusted EBITDA is net income (loss) before interest, taxes, depreciation, amortization, and other non-operating income and expenses.

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

● Credit Risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, restricted cash, accounts receivable. Cash and cash equivalents are maintained with high credit quality institutions, the composition and maturities of which are regularly monitored by management. From April 1, 2024 onwards, the Singapore Deposit Protection Board pays compensation up to a limit of S$100,000 (approximately $77,869) if the bank with which an individual or a company hold its eligible deposit fails. For deposits held in Malaysia, the Perbadanan Insurans Deposit Malaysia (“PIDM”) provides deposit insurance protection up to MYR 250,000 (approximately $61,692) per depositor per member institution.

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

The carrying value of the Company’s financial instruments: cash and cash equivalents, restricted cash, accounts receivable, amount due to related parties, accounts payable, income tax payable, amount due to related parties, other payables and accrued liabilities approximate at their fair values because of the short-term nature of these financial instruments.

Management believes, based on the current market prices or interest rates for similar debt instruments, the fair value of bank borrowings approximately the carrying amount.

● Recently Issued Accounting Pronouncements

The Company is an “emerging growth company” (the “EGC”) as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, the EGC can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies.

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures (“ASU 2023-07”). The amendments in the ASU are intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss. In addition, the amendments enhance interim disclosure requirements, clarify circumstances in which an entity can disclose multiple segment measures of profit or loss, provide new segment disclosure requirements for entities with a single reportable segment, and contain other disclosure requirements. The purpose of the amendments is to enable “investors to better understand an entity’s overall performance” and assess “potential future cash flows.” The amendments in ASU 2023-07 are effective for all public entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The adoption did not have material impact on the Company’s consolidated financial statement presentations and disclosures.

In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (Topic 740). The ASU requires specific disaggregated information about a reporting entity’s effective tax rate reconciliation as well as additional information on income taxes paid. The ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The adoption did not have material impact on the Company’s consolidated financial statement presentations and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. This guidance will be applied either prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of these standards will have on the Company’s consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets”. ASU 2025-05 provides a practical expedient related to the estimation of expected credit losses for current accounts receivable and current contract assets. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025 and interim reporting periods within those annual reporting periods and should be applied prospectively. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

In September 2025, the FASB issued ASU 2025-06, “Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software”, which provides guidance to clarify and modernize the accounting for costs related to internal-use software. ASU2025-06 is effective for annual reporting periods beginning after December 15, 2027, including interim reporting periods within those annual reporting periods. Early adoption is permitted, and the Company is currently assessing the impact of adoption.

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

NOTE – 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue in the following table:

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Revenue
On-Highway Business	24,511	25,837	26,900
Off-Highway Business	29,330	31,315	32,621
Engineering Services	4,584	5,589	3,172

	58,425	62,741	62,693

Cost of revenue
On-Highway Business	18,867	20,247	21,349
Off-Highway Business	24,446	26,436	26,731
Engineering Services	3,891	3,756	2,617

	47,204	50,439	50,697

Gross profit
On-Highway Business	5,644	5,589	5,551
Off-Highway Business	4,884	4,879	5,890
Engineering Services	693	1,834	555

	11,221	12,302	11,996

Operating expenses
On-Highway Business	4,972	5,188	4,433
Off-Highway Business	4,677	4,953	3,948
Engineering Services	1,623	912	760

	11,272	11,053	9,141

Segment results
On-Highway Business	672	774	1,118
Off-Highway Business	207	(447)	1,942
Engineering Services	(930)	922	(205)

	(51)	1,249	2,855

Segment assets
On-Highway Business	14,942	14,847	15,254
Off-Highway Business	19,470	25,380	23,778
Engineering Services	7,006	5,548	5,129

Segment assets	41,418	45,775	44,161

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have three (3) reporting business segments. Sales are based on the countries in which the customer is located.

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
	$’000	$’000

Accounts receivable:
Accounts receivable – Third parties	10,513	13,078
Accounts receivable – Related parties	2,630	3,140
Less: allowance for current expected credit losses	(2,578)	(1,665)

Accounts receivable, net	10,565	14,553

	As of December 31,
	2025	2024
	$’000	$’000

Current	3,633	3,891
Between 1 and 30 days	2,512	2,294
Between 31 and 60 days	1,300	1,451
Between 61 and 90 days	481	542
Between 91 and 120 days	246	468
Between 121 and 365 days	983	1,438
Over 365 days	3,987	6,134

Accounts receivable	13,142	16,218

The following table presents the activities in the allowance for current expected credit losses as of December 31, 2025 and 2024.

	As of December 31,
	2025	2024
	$’000	$’000

Beginning balance	1,665	774
Additions	800	907
Foreign exchange translation adjustment	113	(16)

Ending balance	2,578	1,665

For the financial years ended December 31, 2025, 2024 and 2023, the Company made provision for estimated credit losses of approximately $0.8 million, $0.9 million and $0.3 million for the financial years ended December 31, 2025, 2024 and 2023, respectively.

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

NOTE－5 INVENTORIES

The Company’s inventories were as follows:-

	As of December 31,
	2025	2024
	$’000	$’000

Parts and components	18,923	19,740
Less: reserve for obsolete inventories	(370)	(350)

	18,553	19,390

	As of December 31,
	2025	2024
	$’000	$’000

Beginning balance,	350	349
Additions	20	11
Foreign exchange translation adjustment	-	(10)

Balance at December 31,	370	350

For the financial years ended December 31, 2025, 2024 and 2023, the Company recorded provision for impairment on obsolete inventories of $Nil, approximately $0.01 million and $0.2 million, respectively.

NOTE－6 PROPERTY AND EQUIPMENT, NET

Property and equipment, net consisted of the following:

	As of December 31,
	2025	2024
	$’000	$’000

At cost
Leasehold factory premise	1,533	1,450
Leasehold improvement	186	172
Tools and equipment	52	44
Furniture, fixtures and fittings	267	299
Office equipment	37	34
Computer equipment	76	70
Motor vehicles	1,012	1,010
Air-conditioner	65	16
Machinery & equipment	1,294	1,224
	4,522	4,319
Less: accumulated depreciation	(2,393)	(1,915)

Property and equipment, net	2,129	2,404

Depreciation expense for the financial years ended December 31, 2025, 2024 and 2023 were approximately $0.4 million, $0.3 million and $0.2 million, respectively.

NOTE－7 BANK BORROWINGS

Bank borrowings consisted of the following:

Bank indebtedness	Terms of repayments	Annual interest rate	As of December 31,
			2025	2024
			$’000	$’000

Term loans	2 to 10 years	2.00-3.75%	3,173	4,465
Overdraft	Within 12 months	4.0739%	114	12
Trust receipts	Within 12 months	1.65-7.25%	14,938	17,137
Revolving loan	Within 12 months	2.50%	702	664

Total			18,927	22,278

As of December 31, 2025 and 2024, bank borrowings were obtained from several financial institutions in Singapore, which bear annual interest at a fixed rate from approximately 1.65% to 7.25% and are repayable in 1 months to 10 years.

Interest related to the bank borrowings was approximately $1.3 million, $1.4 million and $1.1 million and for the financial years ended December 31, 2025, 2024 and 2023, respectively.

The Company’s bank borrowings are guaranteed under personal guarantees from the ultimate shareholders CE Neo, Jimmy Neo, Edward Neo and CK Neo and a corporate guarantee from Soon Aik Global Pte Ltd.

The Company’s subsidiaries had not met certain bank’ financial covenants as set out in the loan agreement, including requirements for the corporate guarantor to maintain a minimum tangible net worth ranging from S$3.5 million to S$11 million for different loans, and a consolidated gearing ratio of not more than 2.0 times (excluding property loan) and 3.0 times (including property loan). The loan became due on demand. The outstanding loan balances under their banking facilities has been classified as current liabilities in the accompanying consolidated balance sheet. The Board of Directors is of the opinion that the banks will continue to support the Company’s subsidiaries notwithstanding that the breach of bank loan covenants clauses which are technical in nature, as there are no bank loan repayment defaults by the Company’s subsidiaries for the respective outstanding loan balances of the banks till the date of this report. The banks had not requested early repayment of the bank loan as at the date of these financial statements were approved by the Board of Directors.

NOTE－8 RIGHT-OF-USE ASSETS, NET

The Company adopted ASU 2016-02, Leases (ASC 842), Leases, on January 1, 2019, the beginning of the fiscal 2019, using the modified retrospective approach. The Company determines whether an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys the right to control the use of an identified fixed asset explicitly or implicitly for a period of time in exchange for consideration. Control of an underlying asset is conveyed if we obtain the rights to direct the use of and to obtain substantially all of the economic benefit from the use of the underlying asset. Some of our leases include both lease and non-lease components which are accounted for as a single lease component as the Company has elected the practical expedient. Some of the operating lease agreements include variable lease costs, primarily taxes, insurance, common area maintenance or increases in rental costs related to inflation. Substantially all of our equipment leases and some of our real estate leases have terms of less than one (1) year and, as such, are accounted for as short-term leases as we have elected the practical expedient.

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

The Company adopts 5.0% as weighted average incremental borrowing rate to determine the present value of the lease payments. The weighted average remaining life of the lease was three (3) years.

The finance lease arrangements held by the Company are summarized as follows:

	As of December 31,
	2025	2024
	$’000	$’000

At cost
Motor vehicles	979	979

	979	979
Less: accumulated depreciation	(701)	(626)

Motor vehicles, net	277	353

Amortization expenses of assets under finance lease arrangements for the financial years ended December 31, 2025 and 2024 amounted to approximately $0.075 million and $0.041 million, respectively.

Right-of-use assets, net for the amount recognized in the consolidated balance sheet in the table below:

	As of December 31,
	2025	2024
	$’000	$’000

Right-of-use assets, net
At cost	1,659	1,477

	1,659	1,477
Less: Accumulated amortization	(1,002)	(805)

	657	672

Operating lease expenses for the financial years ended December 31, 2025, 2024 and 2023 amounted to approximately $0.4 million, $0.4 million and $0.4 million, respectively.

Lease liabilities for the amount recognized in the consolidated balance sheet in the table below:

Finance lease liabilities

	As of December 31,
	2025	2024
	$’000	$’000

Within 1 year	80	103
More than 1 year	153	209
Total future lease payment	233	312
Less: Imputed interest	(23)	(36)

Present value of finance lease liabilities	210	276

Representing
Current liabilities	70	88
Non-current liabilities	140	188

	210	276

Operating lease liabilities

	As of December 31,
	2025	2024
	$’000	$’000

Present value of operating lease liabilities	684	718

Representing
Current liabilities	176	334
Non-current liabilities	508	384

	684	718

Components of Lease Expense

We recognize lease expense on a straight-line basis over the term of the operating leases, as reported within “general and administrative” expense on the accompanying consolidated statement of operations.

Future lease payments, excluding short-term leases, as of December 31, 2025 and 2024, are detailed as follows:

	As of December 31,
	2025	2024
	$’000	$’000

Within 1 year
- finance lease liabilities	70	88
- operating lease liabilities	176	334

	246	422

More than 1 year
- finance lease liabilities	140	188
- operating lease liabilities	508	384

	648	572

	894	994

Future Contractual Lease Payments as of December 31, 2025

The below table summarizes our (i) minimum lease payments over the next five financial years, (ii) lease arrangement implied interest, and (iii) present value of future lease payments for the financial years ending December 31:

	Finance lease liabilities	Operating lease liabilities
	$’000	$’000

Financial years ending December 31,
2026	80	177
2027	60	109
2028	39	38
2029	35	9
2030	19	10
Over 2030	-	341
Total future lease payment	233	684
Less: Imputed interest	(23)	-

Present value of finance lease liabilities	210	684

The Company excludes short-term leases (those with lease terms of less than one (1) year at inception) from the measurement of lease liabilities or right-of-use assets. The following tables summarize the lease expense for the financial years. The operating lease expenses are approximately $0.49 million, $0.44 million and $0.56 million for the financial years ended December 31, 2025, 2024 and 2023.

NOTE—9 SHAREHOLDERS’ EQUITY

Ordinary and preferred shares

The Company was established under the laws of Cayman Islands on February 14, 2022, with authorized share of 100,000,000 ordinary shares of par value US$0.001 each. On January 5, 2024, the Company amended its memorandum of association to effect a 1:2 forward stock split and to change the authorized share capital to $100,000 divided into 200,000,000 shares, of a par value of $0.0005 each. On October 22, 2024, the Company completed its initial public offering of 875,000 Ordinary Shares at a public offering price of US$8.00 per share (the “Public Offering”). Total gross proceeds to the Company from the Public Offering were $7 million. Total offering cost was approximately $7.3 million.

On August 25, 2025, the authorized share capital of the Company shall be re-classified and re-designated from (i) US$100,000 divided into 200,000,000 ordinary and preferred shares of par value of US$0.0005 each to (ii) US$100,000 divided into 150,000,000 Class A ordinary shares of par value of US$0.0005 each, 25,000,000 Class B ordinary shares of par value of US$0.0005 each, and 25,000,000 preferred shares of par value of US$0.0005 each.

The Company is authorized to issue Class A ordinary shares, Class B ordinary shares and Preferred shares.

Class A Ordinary Shares holder shall have one (1) vote for every fully paid Ordinary Share. Class B Ordinary Shares holder shall have one hundred (100) vote for every fully paid Ordinary Share. Each share of Class B ordinary share is convertible at any time, at the option of the holder, into one share of Class A ordinary on a one-for-one basis. Class A ordinary share is not convertible into Class B ordinary share.

Common Control Transactions

On April 11, 2025, INNEOVA Group Limited and Autozone Automotive Pte. Ltd. entered an agreement relating to the sale and purchase of shares of INNEOVA Malaysia Sdn. Bhd. (“INNEOVA Malaysia”), the control of the entities has remained under the control of INNEOVA Holdings Limited. Accordingly, the combination has been treated as a under common control transaction and has been accounted for a carryover basis, with no change in the basis of accounting for assets and liabilities of INNEOVA Malaysia. The consideration for the purchase of Shares consideration shall be the aggregate sum of MYR650,000 (equivalent to SGD388,790.76) for the entire 100% equity stake in the issued and paid up capital of INNEOVA Malaysia. No goodwill or other adjustments were recorded as a result of the Reorganization.

On May 1, 2025, the Company announced the acquisition of 100% stake in INNEOVA Engineering Pte. Ltd. from its controlling shareholder, Soon Aik Global Pte Ltd (the “Seller”), which was approved at during an extra-ordinary general meeting (EGM) held on March 31, 2025. The financial and other terms and conditions of the INNEOVA Engineering Pte. Ltd. agreement were reviewed by the Special Committee and the Board of Directors and the consideration for the acquisition was based upon the valuation of INNEOVA Engineering Pte. Ltd.’s ordinary shares in accordance with the Valuation Report. On the terms and conditions set forth in the INNEOVA Agreement, upon consummation of the acquisition (the “Closing”), the Seller will receive 6,295,624 ordinary shares of the Company (the “Consideration Shares”) in return for all of the outstanding shares of INNEOVA Engineering Pte. Ltd. The calculation of the amount of Consideration Shares was based on an implied purchase price of SGD10,235,000 (equivalent to approximately $7.6 million), the stock price for ordinary shares of the Company as of market close on February 28, 2025, $1.21, and a SGD to USD exchange rate of 0.74428 calculated as of February 28, 2025. The share issuance was treated as a non-cash financing activity in the consolidated statements of cash flows.

Prior to acquisition, INNEOVA Holdings was the holding company of a group of companies comprised of INNEOVA Group, INNEOVA Industrial, INNEOVA Automotive, Autozone (S) and INNEOVA Malaysia. Upon the completion of the acquisition of INNEOVA Engineering by INNEOVA Group, then INNEOVA Industrial, INNEOVA Automotive, INNEOVA Engineering, Autozone (S) and INNEOVA Malaysia become directly/indirectly owned subsidiaries of INNEOVA Holdings Limited.

For the financial years presented in these consolidated financial statements, the control of the entities has remained under the control of Soon Aik. Accordingly, the combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior financial years as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of INNEOVA and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first financial year presented in the accompanying consolidated financial statements.

The consolidation of the INNEOVA Holdings Limited and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements. Results of operations for the periods presented comprise those of the previously separate entities consolidated from the beginning of the period to the end of the period, eliminating the effects of intra-entity transactions.

The combination has been treated as a corporate restructuring (“Reorganization”) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all financial years to which such entities were under common control. Since all of the subsidiaries were under common control for the entirety of the financial years ended December 31, 2025, 2024 and 2023, the results of these subsidiaries are included in the financial statements for both periods. After the Restructuring (“Reorganization”), the Company has 16,527,249 ordinary shares issued and outstanding.

The consolidation of the INNEOVA Holdings Limited and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first financial year presented in the accompanying consolidated financial statements. Results of operations for the financial years presented comprise those of the previously separate entities consolidated from the beginning of the financial year to the end of the financial year, eliminating the effects of intra-entity transactions.

NOTE－10 INCOME TAXES

The provision for income taxes consisted of the following:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Income tax expense	92	125	285
Deferred tax expense	(748)	-	-

Income tax (benefit) expense	(656)	125	285

The effective tax rate in the financial years presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rate. The Company’s subsidiaries mainly operate in Cayman Islands, British Virgin Islands, Singapore and Malaysia that are subject to taxes in the jurisdictions in which they operate, as follows:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

(Loss) Income before income taxes	(1,053)	501	2,145
Statutory income tax rate	17%	17%	17%
Income tax expense at statutory rate	(179)	85	365
Effect of different tax rates in foreign jurisdictions	195	(7)	(4)
Expenses not deductible for tax purposes	206	14	15
Income tax (over-provision or under provision)	-	(10)	(28)
Deferred tax provision	(748)	-	-
Tax exemption and rebate	(102)	(45)	(49)
Other	(28)	88	(14)

Income tax (benefit) expense	(656)	125	285

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

Singapore

INNEOVA Industrial, INNEOVA Automotive, INNEOVA Engineering and Autozone (S) are operating in Singapore and are subject to the Singapore tax law at the corporate tax rate at 17% on the assessable income arising in Singapore for its tax year.

Malaysia

INNEOVA Malaysia is operating in Malaysia and is subject to the Malaysia tax law at the corporate tax rate at 24% on the assessable income arising in Malaysia for its tax year.

The following table sets forth the significant components of the deferred tax assets and liabilities of the Company as of December 31, 2025 and 2024:

	As of December 31,
	2025	2024
	$’000	$’000

Deferred tax assets:
Loss carried forward	12	-
Provision for impairment of account receivables	436	-
Provision for impairment for inventory	63	-
Lease liabilities	152	128
Accrued expenses	18	-
Property and equipment	156	-

Total deferred tax assets	837	128

Deferred tax liabilities:
Right-of-use assets	(112)	(164)

Total deferred tax liabilities	(112)	(164)

Deferred tax assets (liabilities), net	725	(36)

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2025 and 2024, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the financial years ended December 31, 2025, 2024 and 2023, and also did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from December 31, 2025.

NOTE－11 RELATED PARTIES BALANCES AND TRANSACTIONS

As of March 31, 2025 and 2024, the balance of due to related parties was comprised of advance from the Company’s related parties and was used for working capital during the Company’s normal course of business. Such advance was non-interest bearing and due on demand.

The amount due from/to related parties, consisted of the following:

	As of December 31,
	2025	2024
	$’000	$’000

Amount due from related parties:
Non-current amount:
- Soon Aik Global Pte Ltd(3)	1,274	1,295

Current amount:
- EU Group Pte Ltd(1)	194	29
- Fleetzone Autoparts (M) Sdn Bhd(3)	212	-
- Oceania Power & Solutions Pty Ltd(2)	-	2
- Kiwami Corporation(2)	1	-
- Branded Filters Pty Ltd(2)	-	-
- Soon Aik Global Pte Ltd(3)	1,673	1,395

Amount due from related parties	3,354	2,721

Amount due to related parties:
- EU Group Pte Ltd(1)	(455)	(125)
- PT Heavy Machindo Diesel(2)	-	(1)
- N-United Pte Ltd(2)	(1,400)	(1,226)
- Soon Aik Global Pte Ltd(3)	(3,246)	(4,418)
- Jurong Barrels & Drums Industries Pte Ltd(1)	(1)	-
- Auto Saver Pte Ltd(3)	(110)	(133)
- Fleetzone Autoparts (M) Sdn Bhd(3)	(208)	(235)
- Director(4)	(47)	(739)

Amount due to related parties	(5,467)	(6,877)

The related parties are controlled by the common directors of the Company as follows:

(1)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte Ltd, which in turn is the parent entity of EU Group Pte Ltd and Jurong Barrels & Drums Industries Pte Ltd.
(2)	CE Neo is the sole owner of Soon Aik Holdings Pte Ltd (“SA Holdings”) and N-United Pte Ltd (“N-United”). SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd. Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia and Kiwami Corporation in Japan
(3)	Soon Aik, the parent entity of the Company and is also the parent entity of Auto Saver Pte Ltd and Fleetzone Autoparts (M) Sdn Bhd.
(4)	Jimmy Neo is the executive director and chief executive office of the Company, and owns a 25.0% equity stake in the controlling shareholder, Soon Aik Global Pte. Ltd.

In the ordinary course of business, for the financial years ended December 31, 2025, 2024 and 2023, the Company was involved in certain transactions, either at cost or current market prices and on the normal commercial terms with related parties. The following table provides the transactions with these parties for the financial years as presented (for the portion of such period that they were considered related):

	Financial Years Ended December 31,
	2025	2024	2023
Nature of transactions	$’000	$’000	$’000

Sale of products
- Spare-Parts Zone (Australia) Pty Ltd(2)	764	554	289
- Branded Filters Pty Ltd(2)	474	658	633
- Jurong Barrels & Drums Industries Pte Ltd(1)	7
- Auto Saver Pte Ltd(3)	236	231	243
- PT Heavy Machindo Diesel(2)	702	644	882
- Oceania Power & Solutions Pty Ltd(2)	75	69	179
- Soon Aik Global Pte Ltd(3)	1

Sundry income
- Spare-Parts Zone (Australia) Pty Ltd(2)	-	-	-
- Branded Filters Pty Ltd(2)	17		-
- Auto Saver Pte Ltd(3)	-		4
- Oceania Power & Solutions Pty Ltd(2)	6	25	25
- PT Heavy Machindo Diesel(2)	5	-
- Soon Aik Global Pte Ltd(3)	-

Purchases
- Branded Filters Pty Ltd(2)	176	99	490
- PT Heavy Machindo Diesel(2)	1,399	1,334	1,293
- Oceania Power & Solutions Pty Ltd(2)	257	62	176
- Jurong Barrels & Drums Industries Pte Ltd(1)	-		1
- Auto Saver Pte Ltd(3)	1	-	-
- Kiwami Corporation(2)	23	-	-

Expenses
- EU Group Pte Ltd(1)	559	549	545
- Branded Filters Pty Ltd(2)	-		8
- Oceania Power & Solutions Pty Ltd(2)	-		2
- Jurong Barrels & Drums Industries Pte Ltd(1)	1
- Soon Aik Global Pte Ltd(3)	181	150	172
- Auto Saver Pte Ltd(3)	243	310	332
- Fleetzone Autoparts (M) Sdn Bhd(3)	28	28	22
- PT Heavy Machindo Diesel(2)	-		-
- Kiwami Corporation(2)	-		-
- N-United Pte Ltd(2)	43	12	-

The related parties are controlled by the common directors of the Company as follows:

(1)	Jimmy Neo owns a 50.0% equity stake in EU Holdings Pte Ltd, which in turn is the parent entity of EU Group Pte Ltd and Jurong Barrels & Drums Industries Pte Ltd.
(2)	CE Neo is the sole owner of Soon Aik Holdings Pte Ltd (“SA Holdings”) and N-United Pte Ltd (“N-United”). SA Holdings is the parent entity of Spare-Parts Zone (Australia) Pty Ltd. Branded Filters Pty Ltd, and an associated entity with Oceania Power & Solutions Pty Ltd. in Australia. N-United is the parent entity of PT Heavy Machindo Diesel in Indonesia and Kiwami Corporation in Japan
(3)	Soon Aik, the parent entity of the Company and is also the parent entity of Auto Saver Pte Ltd and Fleetzone Autoparts (M) Sdn Bhd.

Apart from the transactions and balances detailed elsewhere in these accompanying consolidated financial statements, the Company has no other significant or material related party transactions for the financial years presented.

NOTE－12 CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the financial years ended December 31, 2025, 2024 and 2023, there was no customer who accounted for 10.0% or more of the Company’s revenues.

(b)	Major vendors

For the financial years ended December 31, 2025, 2024 and 2023, the vendor who accounted for 10.0% or more of the Company’s purchases and its outstanding payable balances as at year end date, is presented as follows:

	2025		2024		2023
	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable	Percentage of purchases	Accounts payable
	%	$’000%		$’000%		$’000

Vendor A	19.6	-	23.9	545	15.8	1,086

NOTE－13 SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before condensed consolidated financial statements are issued, the Company has evaluated all events or transactions that occurred after December 31, 2025, up through the date the Company issued the audited consolidated financial statements. For the financial year, the Company did not have any material subsequent events other than disclosed above.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1	Amended Memorandum of Association and Amended and Restated Articles of Association
2.1	Description of Securities
8.1	List of Subsidiaries
11.1	Insider Trading Policy
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
12.3	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002*
13.1	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1	Code of Ethics
97.1	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

77

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

78