Form 20-F/A
period 2025-12-31
INNEOVA Holdings Ltd
filed 2026-08-11
CIK 1933951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

FORM 20-F/A

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

Yes ☐ No ☒

EXPLANTORY NOTE

INNEOVA Holdings Limited (the “Company”) is filing this Amendment No. 1 to its Form 20-F (“Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 that was filed on May 15, 2026 (the “Original Filing”) in order to update the disclosure in Item 15, Item 16.F and Note 3 of F-18 pages of the Original Filing and the signature page.

This Amendment amends and restates in its entirety “Item 15. Controls and Procedures” of the Original Filing to add an unqualified statement about the effectiveness of our internal controls. The Amendment also amends and restates “Item 16F. Changes in Registrant’s Certifying Accountant” to disclose a change in our auditor and “Note 3 – Business Segment and Disaggregation of Revenue” in order to comply with the disclosure requirements of ASC 280-10-50.

Except as described above, this Amendment does not amend, update, or otherwise reflect events occurring after the filing date of the Original Filing, or modify or update the disclosures therein in any way other than as required to reflect the correction described above. Accordingly, this Amendment should be read in conjunction with the Original Filing and the Company’s other filings and furnishings made with the SEC after the filing of the Original Filing.

In accordance with applicable SEC rules, this Amendment includes new certifications from the Company’s principal executive officer and principal financial officer dated as of the filing date of this Amendment, filed as Exhibits 12.1, 12.2, 13.1, and 13.2.

The remainder of the Annual Report is unchanged from the Annual Report filed on May 15, 2026.

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”), conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our internal control over financial reporting was ineffective due to the material weaknesses described below.

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

We dismissed Audit Alliance LLP, as our independent registered public accounting firm effective August 25, 2025 and appointed YCM CPA, Inc., as our independent registered public accounting firm, effective on August 25, 2025. The appointment of YCM CPA, Inc. was made after a careful consideration and evaluation process by us and has been approved by our board of directors and the audit committee of the board of directors. YCM CPA, Inc. was engaged to audit and report on our consolidated financial statements for the fiscal year ending December 31, 2025.

The audit reports issued by Audit Alliance LLP on our consolidated financial statements for the fiscal years ended December 31, 2023 and 2024 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2023 and 2024, there have been no “disagreements” (as that term is defined in 16F(a)(1)(iv) of Form 20-F and the related instructions) between us and Audit Alliance LLP any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of Audit Alliance LLP would have caused them to make reference to the disagreements in their reports on the consolidated financial statements for such years. During the fiscal years ended December 31, 2023 and 2024, there have been no “reportable events” as defined in Item 16F of Form 20-F.

We have provided Audit Alliance LLP with a copy of the disclosures hereunder and required under Item 16F of Form 20-F and requested from Audit Alliance LLP a letter addressed to the SEC indicating whether it agrees with such disclosures. A copy of Audit Alliance LLP’s letter dated October 27, 2025 is filed hereto as Exhibit 16.1.

During the fiscal years ended December 31, 2023 and 2024, neither we nor anyone on behalf of us has consulted with YCM CPA, Inc. regarding (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that YCM CPA, Inc. concluded was an important factor considered by us in reaching a decision as to any accounting, audit, or financial reporting issue, (ii) any matter that was the subject of a disagreement pursuant to Item 16F of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F of the instructions to Form 20-F.

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

NOTE – 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue in the following table:

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Revenue
On-Highway Business	24,511	25,837	26,900
Off-Highway Business	29,330	31,315	32,621
Engineering Services	4,584	5,589	3,172

	58,425	62,741	62,693

Cost of revenue
On-Highway Business	18,867	20,247	21,349
Off-Highway Business	24,446	26,436	26,731
Engineering Services	3,891	3,756	2,617

	47,204	50,439	50,697

Gross profit
On-Highway Business	5,644	5,589	5,551
Off-Highway Business	4,884	4,879	5,890
Engineering Services	693	1,834	555

	11,221	12,302	11,996

Selling and distribution
On-Highway Business	581	662	593
Off-Highway Business	501	970	830
Engineering Services	85	55	25

	1,167	1,687	1,448

General and administrative
On-Highway Business	4,391	4,526	3,840
Off-Highway Business	4,176	3,983	3,118
Engineering Services	1,538	857	735

	10,105	9,366	7,693

(Loss) profit from operations
On-Highway Business	672	774	1,118
Off-Highway Business	207	(447)	1,942
Engineering Services	(930)	922	(205)

(Loss) profit from operations	(51)	1,249	2,855

Other expense
On-Highway Business	251	46	258
Off-Highway Business	669	622	362
Engineering Services	82	80	90

	1,002	748	710

Segment (loss) profit
On-Highway Business	421	728	860
Off-Highway Business	(462)	(1,069)	1,580
Engineering Services	(1,012)	842	(295)

Segment (loss) profit	(1,053)	501	2,145

Segment assets
On-Highway Business	14,942	14,847	15,254
Off-Highway Business	19,470	25,380	23,778
Engineering Services	7,006	5,548	5,129

Segment assets	41,418	45,775	44,161

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

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description of document
1.1**	Amended Memorandum of Association and Amended and Restated Articles of Association
2.1**	Description of Securities
8.1**	List of Subsidiaries
11.1**	Insider Trading Policy
12.1	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.3	Certification of Officer Pursuant to Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.3	Certification of Officer Pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
14.1**	Code of Ethics
16.1	A copy of letter from Audit Alliance LLP dated October 27, 2025
97.1**	Compensation Recovery Policy relating to recovery of erroneously awarded compensation as required by Nasdaq Capital Markets
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Definition Linkbase Document
101.LAM	Inline XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Label Linkbase
104	Cover Page Interactive Data File (the cover page iXBRL tags are embedded within the Inline XBRL

** Previously filed

77

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F, as amended. and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

August 11, 2026	INNEOVA Holdings Limited

	By:	/s/ Neo Chin Heng
Neo Chin Heng
Chief Executive Officer
(Principal Executive Officer)

78