Form 20-F/A
period 2025-12-31
INNEOVA Holdings Ltd
filed 2026-09-01
CIK 1933951

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

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

Yes ☐ No ☒

EXPLANTORY NOTE

INNEOVA Holdings Limited (the “Company”) is filing this Amendment No. 2 to its Form 20-F (“Amendment”) to amend its Annual Report on Form 20-F for the fiscal year ended December 31, 2025 that was filed on May 15, 2026 and was amended on August 11, 2026 (as amended, the “Prior Filing”) in order to update the disclosure in Item 15 and Note 3 of F-18 pages of the Original Filing and the signature page.

This Amendment amends and restates in its entirety “Item 15. Controls and Procedures” of the Prior Filing to add an unqualified statement about the effectiveness of our internal controls. The Amendment also amends and restates the financial disclosures on page F-15 and in “Note 3 – Business Segment and Disaggregation of Revenue” in order to comply with the disclosure requirements of ASC 280-10-50.

Except as described above, this Amendment does not amend, update, or otherwise reflect events occurring after the filing date of the Prior Filing, or modify or update the disclosures therein in any way other than as required to reflect the correction described above. Accordingly, this Amendment should be read in conjunction with the Prior Filing and the Company’s other filings and furnishings made with the SEC after the filing of the Original Filing.

In accordance with applicable SEC rules, this Amendment includes new certifications from the Company’s principal executive officer and principal financial officer dated as of the filing date of this Amendment, filed as Exhibits 12.1, 12.2, 13.1, and 13.2.

The remainder of the Annual Report is unchanged from the Amended Filing.

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

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the financial years ended December 31, 2025 and 2024:

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

Staff costs	5,761	62.0	5,464	62.8
Property and related expenses	604	6.5	603	23.4
Miscellaneous expenses	1,749	18.8	2,033	6.8
Legal and professional fees	1,154	12.4	590	0.1
Office supplies and upkeep expenses	19	0.3	14	62.8

Total	9,287	100.0	8,704	100.0

Our general and administrative expenses increased by approximately $0.6 million to approximately $9.3 million for the financial year ended December 31, 2025 from approximately $8.7 million for the financial year ended December 31, 2024, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately $0.3 million to approximately $5.8 million for the financial year ended December 31, 2025 from approximately $5.5 million for the financial year ended December 31, 2024, respectively.

Depreciation and amortization

	Financial Years Ended December 31,
	2025		2024
	$’000%		$’000%

Depreciation	818	100.0	662	100.0

Total	818	100.0	662	100.0

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

General and administrative expenses

The following table sets forth the breakdown of our general and administrative expenses for the financial years ended December 31, 2024 and 2023:

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Staff costs	5,464	62.8	5,081	71.6
Property and related expenses	603	6.9	587	8.2
Miscellaneous expenses	2,033	23.4	1,164	16.4
Legal and professional fees	590	6.8	251	3.5
Office supplies and upkeep expenses	14	0.1	14	0.3

Total	8,704	100.0	7,097	100.0

Our general and administrative expenses increased by approximately $1.6 million to approximately $8.7 million for the financial year ended December 31, 2024 from approximately $7.1 million for the financial year ended December 31, 2023, respectively.

Staff costs mainly represented the salaries, employee benefits and retirement benefit costs to our employees and directors’ remuneration. Staff costs increased by approximately $0.4 million to approximately $5.5 million for the financial year ended December 31, 2024 from approximately $5.1 million for the financial year ended December 31, 2023, respectively.

Depreciation and amortization

	Financial Years Ended December 31,
	2024		2023
	$’000%		$’000%

Depreciation	662	100.0	596	100.0

Total	662	100.0	596	100.0

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

As of the end of the period covered by this Annual Report, our Chief Executive Officer and Principal Accounting Officer (the “Certifying Officer”) conducted an evaluation of our disclosure controls and procedures. Based on this evaluation, the Certifying Officer has concluded that our disclosure controls and procedures were ineffective due to the material weaknesses described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses in our internal control over financial reporting identified as of December 31, 2025 were (i) lack of experienced accounting personnel as the Company does not maintain accounting staff and resources with sufficient knowledge of U.S. GAAP reporting requirements; and (ii) the Company lacks comprehensive accounting policies and a procedures manual in accordance with U.S. GAAP.

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

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f)). The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025 using the criteria established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on our evaluation, management concluded that our internal control over financial reporting was ineffective as of December 31, 2025 due to the material weaknesses as described above.

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

INNEOVA HOLDINGS LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”))

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000
Revenue, net	58,425	62,741	62,693

Cost of revenue	(47,204)	(50,439)	(50,697)

Gross profit	11,221	12,302	11,996

Operating expenses:
Selling and distribution	(1,167)	(1,687)	(1,448)
General and administrative	(9,287)	(8,704)	(7,097)
Depreciation and amortization	(818)	(662)	(596)

Total operating cost and expenses	(11,272)	(11,053)	(9,141)

(Loss) profit from operations	(51)	1,249	2,855

Other income (expenses):
Interest income	56	81	2
Interest expense	(1,345)	(1,449)	(1,118)
Government grant	45	94	79
Loss (gain) on disposal of property and equipment	12	(2)	-
Foreign exchange gain, net	66	294	153
Other income	164	234	174

Total other expenses, net	(1,002)	(748)	(710)

(Loss) income before income taxes	(1,053)	501	2,145

Income tax (benefit) expense	(656)	125	285

NET (LOSS) INCOME	(397)	376	1,860

Other comprehensive income:
Foreign currency translation adjustment	459	(192)	114

COMPREHENSIVE INCOME	62	184	1,974

Net (loss) income per share
Basic and Diluted	(0.03)	0.04	0.20

Weighted average Ordinary Shares outstanding
Basic and Diluted (’000)	14,402	9,545	9,375

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

INNEOVA’s Chief Executive Officer is the Chief Operating Decision Maker (“CODM”) of the Company. The CODM uses segment operating income for each segment as the measure of segment performance to allocate resources to each segment and to compare the operating performance of the Company’s assets with those of its competitors as a way to assess performance.

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

NOTE – 3 BUSINESS SEGMENT AND DISAGGREGATION OF REVENUE

The Company has disaggregated its revenue from contracts with customers into categories based on the nature of the revenue in the following table:

The following tables present the Company’s revenue disaggregated by business segment and geography, based on management’s assessment of available data:

	Financial Years Ended December 31,
	2025	2024	2023
	$’000	$’000	$’000

Revenue
On-Highway Business	24,511	25,837	26,900
Off-Highway Business	29,330	31,315	32,621
Engineering Services	4,584	5,589	3,172

	58,425	62,741	62,693
Significant segment expenses:
Cost of revenue
On-Highway Business	18,867	20,247	21,349
Off-Highway Business	24,446	26,436	26,731
Engineering Services	3,891	3,756	2,617

	47,204	50,439	50,697

Selling and distribution
On-Highway Business	581	662	593
Off-Highway Business	501	970	830
Engineering Services	85	55	25

	1,167	1,687	1,448

General and administrative
On-Highway Business	4,241	4,367	3,658
Off-Highway Business	3,628	3,568	2,829
Engineering Services	1,418	769	610

	9,287	8,704	7,097

Depreciation and amortization
On-Highway Business	150	158	181
Off-Highway Business	548	416	290
Engineering Services	120	88	125

	818	662	596

Segment operating (loss) income
On-Highway Business	672	403	1,119
Off-Highway Business	207	(75)	1,941
Engineering Services	(930)	921	(205)

	(51)	1,249	2,855

Reconciliation to (loss) income before income taxes:
Interest expenses, net
On-Highway Business	350	377	384
Off-Highway Business	838	865	647
Engineering Services	102	125	85

	1,290	1,367	1,116

Other segment items(1)
On-Highway Business	99	330	126
Off-Highway Business	169	243	285
Engineering Services	20	46	(5)

	288	619	406

(Loss) income before income taxes
On-Highway Business	421	356	861
Off-Highway Business	(462)	(697)	1,579
Engineering Services	(1,012)	842	(295)

	(1,053)	501	2,145

Segment assets
On-Highway Business	14,942	14,847	15,254
Off-Highway Business	19,470	25,380	23,778
Engineering Services	7,006	5,548	5,129

	41,418	45,775	44,161

In accordance with ASC 280, Segment Reporting (“ASC 280”), we have three (3) reporting business segments. Sales are based on the countries in which the customer is located.

(1)	Other segment items include Government grants, foreign exchange gain, Disposal of fixed assets-net, Rental and Sundry income.

NOTE－4 ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2025	2024
	$’000	$’000

Accounts receivable:
Accounts receivable – Third parties	10,513	13,078
Accounts receivable – Related parties	2,630	3,140
Less: allowance for current expected credit losses	(2,578)	(1,665)

Accounts receivable, net	10,565	14,553

	As of December 31,
	2025	2024
	$’000	$’000

Current	3,633	3,891
Between 1 and 30 days	2,512	2,294
Between 31 and 60 days	1,300	1,451
Between 61 and 90 days	481	542
Between 91 and 120 days	246	468
Between 121 and 365 days	983	1,438
Over 365 days	3,987	6,134

Accounts receivable	13,142	16,218

The following table presents the activities in the allowance for current expected credit losses as of December 31, 2025 and 2024.

	As of December 31,
	2025	2024
	$’000	$’000

Beginning balance	1,665	774
Additions	800	907
Foreign exchange translation adjustment	113	(16)

Ending balance	2,578	1,665

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

September 1, 2026	INNEOVA Holdings Limited

	By:	/s/ Neo Chin Heng
Neo Chin Heng
Chief Executive Officer
(Principal Executive Officer)

78